2013 Annual Report


13003978

MACOM™

Partners from RF to Light



M/A-COM Technology Solutions Holdings, Inc.
Fiscal Year 2013 Financial Highlights

MACOM is a leading supplier of high performance analog RF, microwave, and millimeter wave products that enable next-generation Internet and modern battlefield applications. Recognized for its broad catalog portfolio of technologies and products, MACOM serves diverse markets, including high speed optical, satellite, radar, wired & wireless networks, CATV, automotive, industrial, medical, and mobile devices. A pillar of the semiconductor industry, we thrive on more than 60 years of solving our customers' most complex problems, serving as a true partner for applications ranging from RF to Light.

Our Mission

To be the market and technology leader in high performance semiconductors for wireless and wireline applications

To address customers' most complex problems with innovative products and integrated solutions

To increase shareholder value by achieving profitable, defensible and sustainable growth

FY13 Revenue by Market


27%
26%
20%
27%
Networks
Automotive
Multi-Market
Aerospace & Defense

Q4 FY12 to Q4 FY13 Quarterly Revenue


$74.6
$75.0
$77.8
$82.2
$83.7
Q4 FY12
Q1 FY13
Q2 FY13
Q3 FY13
Q4 FY13
Revenue: $ Million

Total 2013 Revenue

$319 million

To Our Shareholders

January 2014



John Croteau
President and Chief Executive Officer

Fiscal 2013 was truly a transformative year for MACOM, and the pace of change has only accelerated as we enter 2014. Our December acquisition of Mindspeed Technologies was a watershed moment that will not only reshape our company, but also redefine our corner of the industry for years to come. I am extremely proud to share with you how execution on our growth strategy has positioned us for long-term, sustainable growth and profitability as we move forward into 2014.

Taking Share Gains

To better understand our results, they must be viewed within the context of the prevailing macro-economic climate. Push-outs in wireless capital spending and government budgetary issues resulted in a decline in market demand in fiscal 2012. Since that time, we have strung together four quarters of sequential growth, outgrowing the market at an annual growth rate of 6%, a factor of two over our closest peers[1]. While economic headwinds remain, our renewed focus on our core catalog business has allowed us to take share and deliver market-leading solutions to our customers, while our focus on high margin product investment continues to drive shareholder value.

To better understand our results, they must be viewed within the context of the prevailing macro-economic climate. Push-outs in wireless capital spending and government budgetary issues resulted in a decline in market demand in fiscal 2012. Since that time, we have strung together four quarters of sequential growth, outgrowing the market at an annual growth rate of 6%, a factor of two over our closest peers.[1]

Delivering Results

In 2013 we reported record fiscal year revenue of $319 million and non-GAAP[2] net income of $44.9 million. This was up 6.6% from the previous year, demonstrating solid execution by our entire MACOM team in a challenging macro-economic environment. Our non-GAAP gross margin was 44.8% and we finished fiscal 2013 with $110 million in cash and cash equivalents, no debt, and an untapped credit line of $300 million, which positioned us well to acquire Mindspeed in December 2013. Moving forward, we are confident that our broad base of customers and end markets, new product pipeline, intimate customer collaboration, and focus on operational excellence will allow us to capture future growth and increase operating margins.

Strategic Initiatives

Our core strategy is to develop innovative, high-performance products that address our customers' most difficult technical challenges in areas of long term secular growth. We have identified four key markets that we believe have compelling growth prospects and can support new product margins of 70% and above. In these areas, we are laser-focused on establishing preeminent market positions through organic and inorganic investment.

100G Optical Networking

Bandwidth and latency requirements continue to increase exponentially due to the accelerating demand for HD video content, the continued proliferation of wireless devices, and the increased reliance on cloud computing platforms. To keep pace with these demands, the core fiber optic network, which comprises the backbone of all data and voice communications, is transitioning through an upgrade cycle to 100Gbps or 100G, with an estimated compound annual growth rate of 75%[3]. Our 2011 acquisition of Optomai positioned us as a leader for this transition, with Indium Phosphide (InP) and Gallium Arsenide (GaAs) drivers for long-haul networks. With the addition of Mindspeed, we are now the sole broad-line supplier of InP, GaAs and Silicon Germanium (SiGe) physical media devices - modulator drivers, transimpedance amplifiers, clock and data rate recovery (CDR) circuits and signal conditioning devices – across datacenter, metro and long-haul applications. We believe our complete portfolio of high performance products and technologies positions MACOM perfectly for the anticipated decade-long build out of 100G optical infrastructure.

[1] MACOM estimates
[2] Non-GAAP net income and gross margin are non-GAAP financial measures that exclude the effects of certain costs and expenses. Please see the back cover of this report for a reconciliation of any non-GAAP amounts used to the most comparable GAAP amounts and further explanation of excluded costs and expenses.
[3] MACOM estimates based on internal and external (Infonetics, Dell'Oro) sources

AESA Radar

Today's network-centric battlefield combines the concepts of radar, communications, and electronic warfare. This higher level of functional integration profoundly improves battlefield performance through heightened awareness, improved responsiveness, and mission execution. Active Electronically Scanned Array (AESA) radars are displacing the traditional mechanically scanned radars, specifically X-Band AESA which is driving market growth at an estimated compound annual growth rate of 30%[4] from 2012 to 2016. As a 60-year leader in this space, MACOM intuitively understands and delivers the requisite technologies and end application requirements, which positions us ideally to benefit from this transformation for decades to come. Today, we believe we are the only vendor in the industry to supply a full range of world-class GaN transistors, GaN pallets, Diodes, Amplifiers, Switches, Phase Shifters, and Monolithic Microwave ICs (MMICs). We expect these new, high-margin products will further enable us to gain market share, deliver solid profitability, reinvest in our business, and deliver value to our shareholders in the long term.

Millimeter-wave Satlinks

Worldwide demands for increasing data rates and superior bandwidth, coupled with the need for more network configuration options, will fuel market growth of the Satellite data links market at a compound annual growth rate of 26%[5] from 2012 to 2016. This trend is driven by the adoption of millimeter-wave Ku and Ka band communications satellites for high data rate backhaul applications, especially in geographies where wired network build-outs are impractical. MACOM has been working with several leading Satcom OEMs to enable the rapid build out of new Ku and Ka band communications systems.

In addition, increasing consumer data demands for anywhere/anytime mobile broadband access is driving the need for significantly greater bandwidth in flight. MACOM is currently developing chipsets for industry leaders who are deploying new high-speed, air-to-ground (ATG) broadband service. With our GaAs based MMIC technology we believe we are well positioned to enable significant improvements in the capabilities, flexibility and affordability of wireless network communications between terrestrial ground stations and aircraft.

We have identified four key markets that we believe have compelling growth prospects and can support new product margins of 70% and above. In these areas, we are laser-focused on establishing preeminent market positions through organic and inorganic investment.

Gallium Nitride Technology (GaN)

Success in our corner of the semiconductor industry often requires driving market dislocation with disruptive technologies. We view GaN as one such technology, with potential adoption in many of our target markets and applications. While GaN technically has the potential to displace large portions of the GaAs and Silicon market, its material cost structure has been a major impediment to market adoption. MACOM is uniquely focused on resolving the economic inhibitors to mainstream GaN adoption by leading the industry in solving these complex problems, driving scale, and delivering cost structure to unlock the true potential of the technology across a broad range of our end applications. We believe this will be a fundamental growth driver for decades to come, with the market for GaN growing five times faster than the rest of the RF/μW market over the next five years[6].

With these factors in mind, in 2013 we made major strides in resolving some of these impediments. We executed a strategic licensing agreement with Global Communications Semiconductor that positions MACOM as a manufacturer and supplier of GaN products to long-term civil aviation and defense programs, which often require multiple decades of supply continuity. The agreement also promises to deliver the industry's first dual source domestic supply chain for GaN technology, assuring customers with true copy-exact dual sourcing for GaN devices. During 2013, we also expanded our portfolio of GaN offerings with industry leading plastic and ceramic offerings ranging from 10 to 1000 Watts of power.

[4] MACOM estimates based on internal and external (Engalco) sources
[5] MACOM estimates based on internal and external (Engalco,NSR) sources
[6] MACOM estimates based on internal and external (ABI Research, Strategy Analytics) sources

Mindspeed Acquisition

Perhaps the most defining moment of the last twelve months was the strategic acquisition of Mindspeed Technologies in December 2013. Mindspeed will accelerate our success in all four of the above mentioned growth areas. First, it significantly strengthens our position in 100G optical, such that we are now able to address the full scope of technologies, products and market sub-segments. In addition, the deal instantly gives us leading edge SiGe technology, which could become a disruptive force in our core radar and satellite markets. And finally, it makes us a truly global company with much stronger channel presence and customer access in Asian markets. Mindspeed had more than $100 million of revenue in fiscal year 2013 and the acquisition instantly adds a high margin High Performance Analog portfolio with the same attributes as our current target business model – non-GAAP gross margins approaching 70%, long product life cycles, and sticky customer relationships.

In addition, the deal instantly gives us leading edge SiGe technology, which could become a disruptive force in our core radar and satellite markets. And finally, it makes us a truly global company with much stronger channel presence and customer access in Asian markets. Mindspeed had more than $100 million of revenue in fiscal year 2013 and the acquisition instantly adds a high margin HPA portfolio with the same attributes as our current target business model - non-GAAP gross margins approaching 70%, long product life cycles, and sticky customer relationships.

Looking Ahead

Our fiscal year 2013 results were solid despite the backdrop of a challenging global economic climate, and we firmly believe MACOM is well positioned to establish sustainable leadership positions in our high-growth target markets. Looking ahead, we remain laser-focused on completing the Mindspeed integration in the first 100 days post closing, including the divesture and restructuring of non-strategic businesses and realizing all synergies. We believe the Mindspeed transaction will end up strongly accretive to our gross margins, operating income and earnings per share.

To close, I would like to take this opportunity to welcome the Mindspeed family – employees, customers and suppliers – to the MACOM team. I think you will find our heritage and recent track record of performance, innovation and customer service to be refreshing and re-energizing for your careers and livelihoods. Also, we thank you, our shareholders, for your continued support over the last year. I believe you will be thoroughly pleased by the combined entity's results moving forward. With your help, we have begun a transformation that will redefine MACOM and our corner of the industry for decades to come.

Sincerely,



John Croteau
President and Chief Executive Officer

Key Growth Areas

GaN
Broad array of offerings in plastic and ceramic, ranging from 10W to 1000W of power.



100G Optical Networking
Industry leading portfolio drives the future of optical communications. Innovative solutions enable next generation fiber optic communications at 100G and beyond.



Satlinks
Portfolio of products enabling global satellite communications networks for commercial and military applications.



AESA Radar
Meeting the stringent system requirements for radar, communications and electronic warfare.





Officers



John Ocampo
Chairman & Director

John Ocampo has served as our Chairman and as a director since our inception in March 2009. Mr. Ocampo has also served as President of GaAs Labs, LLC, a private investment fund targeting the communications semiconductor market, since co-founding it in February 2008. He co-founded and served as director of Sirenza Microdevices and also served as a director of RFMD and Ubiquiti Networks.



John Croteau
President & Chief Executive Officer

John Croteau has served as our President & Chief Executive Officer and director since December 2012. John has nearly 30 years of global semiconductor experience in various operational and management positions previously at NXP Semiconductors and Analog Devices, Inc.



Robert McMullan
Senior Vice President and Chief Financial Officer

Robert McMullan has served as our Chief Financial Officer since January 2014. Mr. McMullan is a seasoned industry veteran with over 25 years of C-level experience working for domestic, international, private and public companies such as GlobespanVirata, Inc. and The BISYS Group, Inc.

Management Team

Michael Murphy
Senior Vice President, Engineering

Robert Dennehy
Senior Vice President, Operations

Suja Ramnath
Senior Vice President & GM, RF & Microwave

Hasnain Bajwa
Senior Vice President & GM, High Performance Analog

Preet Virk
Senior Vice President, Strategy and Planning

Jack Kennedy
Vice President, Sales

Kim Conway
Vice President, Operations

William Van Anglen
Vice President, Human Resources

Board of Directors

John Ocampo
Chairman

John Croteau
President, Chief Executive Officer & Director

Mark Edelstone
Director

Charles Bland
Director

Peter Chung
Director

Gil Van Lunsen
Director

Susan Ocampo
Director

Contacts

Investor Relations
Shelton Group
Phone: 972-239-5119

Transfer Agent
American Stock Transfer & Trust Company LLC
6201 15th Avenue, Brooklyn, NY 11219

Stock Listing
Our common stock is listed on the NASDAQ Global Select Market under the symbol "MTSI".

Auditor
Deloitte & Touche LLP
Boston, MA

Legal Counsel
Perkins Coie LLP
Denver, CO

Corporate Headquarters
100 Chelmsford St., Lowell, MA 01851

MACOM Website
www.macom.com

Reconciliation of GAAP to Non-GAAP Results

Fiscal Year Ended	September 27, 2013		September 28, 2012
	Amount	*Gross Margin*	*Amount*
Gross profit and margin - GAAP	$139,699	43.8%	
Amortization expense	1,900	0.6	
Non-cash compensation expense	1,039	0.3	
Non-GAAP gross profit and margin	$142,638	44.8%	
Net income (loss) - GAAP	$27,311		$(1,016)
Amortization expense	1,977		2,361
Non-cash compensation expense	3,806		2,688
Optomai litigation settlement and costs	6,171		346
Exited leased facility costs	793		-
Contingent consideration and earn-out cost:	(358)		(2,802)
Restructuring charges	666		1,330
Warrant liability expense	4,312		(3,175)
Class B conversion liability expense	-		44,119
Non-cash interest expense	201		194
Non-recurring tax items	-		(1,961)
Non-GAAP net income	$44,879		$42,084

Reconciliation
Non-GAAP net income and gross margin are non-GAAP financial measures that exclude the effects of amortization of acquisition-related intangibles, share-based and other non-cash compensation expense, restructuring charges, litigation settlement and costs, changes in the carrying values of liabilities measured at fair value, contingent consideration, other non-cash expenses, earn-out costs, exited leased facility costs and certain income tax items. Management does not believe that the excluded items are reflective of MACOM's underlying performance. The exclusion of these and other similar items from MACOM's non-GAAP presentation should not be interpreted as implying that these items are non-recurring, infrequent or unusual. MACOM believes this non-GAAP financial information provides additional insight into MACOM's on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to help them evaluate the results of MACOM's on-going operations and enable more meaningful period to period comparisons. These non-GAAP measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

MACOM™
Partners from RF to Light

M/A-COM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, Massachusetts 01851

www.macom.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

JAN 28 2014

For the fiscal year ended September 27, 2013

OR

Washington, DC 20549

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-35451

M/A-COM Technology Solutions Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**27-0306875** **(I.R.S. Employer Identification No.)**
100 Chelmsford Street, Lowell, Massachusetts **(Address of principal executive offices)**	**01851** **(Zip Code)**

Registrant's telephone number, including area code: (978) 656-2500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of March 29, 2013, the last business day of the registrant's second fiscal quarter, was approximately $331.5 million based on the closing price of the registrant's common stock as of such date as reported on the NASDAQ Global Select Market. For purposes of the foregoing calculations only, shares of common stock held by each executive officer and director of the registrant have been excluded, as such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of outstanding shares of the registrant's common stock, par value $0.001 per share, as of November 29, 2013 was 46,646,805.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's definitive proxy statement for the 2014 Annual Meeting of Stockholders, which will be filed no later than 120 days after the close of the registrant's fiscal year ended September 27, 2013.

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED SEPTEMBER 27, 2013

TABLE OF CONTENTS

CAUTIONARY STATEMENT

This Annual Report on Form 10-K (Annual Report) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding our business outlook, strategy, plans, expectations, estimates and objectives for future operations, and our future results of operations and financial position. Forward-looking statements include all statements that are not historical facts and generally may be identified by terms such as "anticipates," "believes," "could," "continue", "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "seeks," "should," "targets", "will," "would" or similar expressions or variations or the negatives of those terms, but are not the exclusive means of identifying forward-looking statements in this Annual Report.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management based on what we know at the time they are made, such statements involve inherent risks and uncertainties and actual results and outcomes may differ materially and adversely from the "results and outcomes expressed or implied by our forward-looking statements. A number of important factors could cause actual results to differ materially and adversely from those in the forward-looking statements. We urge you to consider the risks and uncertainties in Item 1A. "Risk Factors" and elsewhere in this Annual Report and the other documents filed by us with the Securities and Exchange Commission (SEC). Except as required by law, we have no plans, and undertake no obligation, to revise or update our forward-looking statements to reflect any event or circumstance that may arise after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

In this document, the words "Company", "we", "our", "us" and similar terms refer only to M/A-COM Technology Solutions Holdings, Inc. and its consolidated subsidiaries, and not any other person or entity.

"M/A-COM" and "MACOM" are trademarks of M/A-COM Technology Solutions Holdings, Inc. All other brands and names listed are trademarks of their respective owners.

PART I

ITEM 1. BUSINESS

Overview

We are a leading provider of high-performance analog semiconductor solutions for use in wireless and wireline applications across the radio frequency (RF), microwave and millimeterwave spectrum. We leverage our system-level expertise to design and manufacture differentiated, high-value products for customers who demand high performance, quality, and reliability. We offer over 2,700 standard and custom devices, which include integrated circuits (IC), multi-chip modules, power pallets and transistors, diodes, switches and switch limiters, passive and active components and complete subsystems, across 37 product lines serving over 6,000 end customers in four primary markets. Our semiconductor products are electronic components that our customers incorporate into their larger electronic systems, such as point-to-point wireless backhaul radios, radar, automobile navigation systems, digital cable television (CATV) set-top boxes, magnetic resonance imaging systems and unmanned aerial vehicles. Our primary markets are Networks, which includes CATV, cellular backhaul, cellular infrastructure and fiber optic applications; Aerospace and Defense (A&D); Automotive, which includes global positioning system (GPS) modules sold to the automotive industry; and Multi-market, which includes industrial, medical, mobile communications and scientific applications.

We build upon a 60-year heritage of delivering innovative solutions dating back to the founding of Microwave Associates, Inc. We utilize our system-level knowledge and our extensive capabilities in high-frequency modeling, IC design, integration, packaging and manufacturing of semiconductors to address our customers' needs. Our specialized engineers and technologists located across six global design centers collaborate with our customers during the early stage of their system development process to incorporate our standard products and identify custom products we can develop to enhance their overall system performance. We intend to continue to expand our revenue opportunities through our market-facing strategy of aligning our solutions with our customers' needs and collaborating with them during the product definition stage of their systems toward design-in of our products. We believe this approach will allow us to sell more complete semiconductor solutions that integrate more functions and incorporate more highly-valued content into our products. We believe the combination of our market-facing strategy and our engineering expertise enables us to identify profitable growth opportunities and rapidly develop and deliver new products and solutions. We have a comprehensive new product opportunity assessment process with 128 products in development as of September 27, 2013 that we believe will enhance our revenue growth and improve our gross margin over the long term through a richer product mix. Many of our products have long lifecycles ranging from 5 to 10 years, and some of our products have been shipping for over 20 years. We believe these factors create a competitive advantage. Our goal is to leverage this advantage into strengthened customer relationships and sole source design wins, where a customer allows us to be its only supplier of a particular component used in its system.

We believe our "fab-lite" manufacturing model provides us with a competitive advantage and an attractive financial model through a variable cost structure. We operate a single Gallium Arsenide (GaAs) and silicon semiconductor fab at our Lowell, Massachusetts headquarters, which we are currently in the process of updating to include Gallium Nitride (GaN) fabrication operations as well. We also utilize external semiconductor foundries to supply us with additional capacity in periods of high demand and to provide us access to additional process technologies. The ability to utilize a broad array of internal proprietary process technologies as well as commercially available foundry technologies allows us to select the most appropriate technology to solve our customers' needs. We believe our fab-lite strategy also provides us with dependable domestic supply, control over quality, reduced capital investment requirements, faster time to market, and additional outsourced capacity when needed. In the A&D market, an internal domestic fab can be a requirement to be a strategic supplier. In addition, the experience base cultivated through the continued operation of our internal fab provides us with the expertise to better manage our external foundry suppliers.

We serve our broad and diverse customer base through a multi-channel sales strategy utilizing our direct sales force, a global network of independent sales representatives, distributors and an e-commerce channel. Our

direct sales force and application engineers are focused on securing design wins by supporting industry-leading original equipment manufacturer (OEM) customers. Our external sales representatives, distributors and our more recently implemented e-commerce channel are focused on increasing our design wins with smaller or emerging customers early in their new product development efforts.

Our Markets & Products

The growth of advanced electronic systems using RF, microwave and millimeterwave technologies has created demand for high-performance analog semiconductor components, modules and solutions. The terms RF, microwave and millimeterwave are used to refer to electromagnetic waves in a particular frequency range produced by applying an alternating current to an antenna or conductor. A wide variety of advanced electronic systems rely on electromagnetic waves for high-speed data transmission or reception. We offer high-performance analog semiconductor products for both wireless and wireline applications across the frequency spectrum from RF to millimeterwave. We regularly develop high-value products to serve our customers in four primary markets: Networks, A&D, Multi-market and Automotive which represented 26.3%, 27.3%, 20.0% and 26.5%, respectively, of our revenue in fiscal year 2013.

The market demand for RF, microwave and millimeterwave semiconductors is driven by the growth of mobile Internet devices, cloud computing and streaming video that strain existing network capacity, as well as the growth in advanced information-centric military applications. In addition, the increasing need for real-time information, sensing and imaging functions in automotive, industrial, medical, scientific and test and measurement applications is driving demand in these markets.

Networks. Growth in the Networks market is driven by the proliferation of wireless and wired devices from smartphones and tablets to set-top boxes, as well as the data rich applications and services they enable such as mobile Internet, cloud computing, video-on-demand, social media, global positioning functionality and location based services. Growth in global Internet Protocol traffic drives demand for communications infrastructure equipment consisting of amplifiers, filters, receivers, switches, synthesizers, transformers, upconverters, and other components to expand and upgrade cellular backhaul, cellular infrastructure, CATV, broadband, and fiber optic networks. Semiconductor products and solutions must continually deliver higher throughput performance and functionality as the demands of end users increase.

Our expertise in system-level architectures and advanced IC design capability allow us to offer Networks OEMs highly-integrated solutions optimized for performance and cost. We are a leader in high-frequency semiconductors used in point-to-point radios for cellular backhaul, where we provide a highly-integrated chipset solution featuring innovative IC and low cost package design capabilities. Similarly, our portfolio of opto-electronics products for transmitter and receiver applications in 40/100 gigabits per second (Gbps) fiber optic networks enable telecommunications carriers and data centers to cost-efficiently increase their network capacity by a factor of four to ten times over earlier generation solutions. For optical communications applications, we utilize a proprietary combination of GaAs and Indium Phosphide (InP) technologies to obtain advantages in performance and size. For CATV applications, we offer OEMs the opportunity to streamline their supply chain through our broad portfolio of active components such as active splitters, amplifiers, multi-function ICs and switches, as well as passive components such as transformers, diplexers, filters, power dividers and combiners.

Aerospace & Defense. In the A&D market, military applications require more advanced electronic systems, such as radar warning receivers, communications data links and tactical radios, unmanned aerial vehicles (UAVs), RF jammers, electronic countermeasures and smart munitions. Military applications are becoming more sophisticated, favoring higher performance semiconductor ICs based on GaAs and GaN technology due to their high power density, improved power efficiency and broadband capability. Radar systems for mapping and targeting missions are undergoing a major transition from existing mechanically-scanned radar products to a new generation of active electronically-scanned array (AESA) based products. Consisting of hundreds or thousands of transmit/receive modules commonly based on GaAs and increasingly on GaN technology, AESAs deliver greater

speed, range, resolution and reliability over mechanically-scanned radar products that utilize a single transmitter and receiver with mechanical steering. Military communications employing wireless infrastructure and tactical radios in the field remain critical for allowing geographically dispersed users to exchange information quickly and efficiently. UAVs and their underlying semiconductor content require innovative designs to meet rigorous specifications for high performance, small size, and low power consumption.

We believe our in-depth knowledge of critical radar system requirements, integration expertise and track record of reliability make us a resource for A&D customers faced with demanding application parameters. For radar applications, we offer standard and custom power transistor pallets, discrete components, switch limiters, phase shifters and integrated modules for transmit and receive functions in air traffic control, marine, weather and military radar applications. For military communications data link and tactical radio applications, we offer a family of active, passive and discrete products, such as integrated IC modules, control components, voltage-controlled oscillators (VCOs), transformers, power transistors and pallets, and diodes. In some cases, we design parts specifically for these applications, while in others, our reputation for quality allows these demanding customers to reduce the cost of their high-performance systems by designing in standard dual-use or commercial off-the-shelf parts that we have developed for other applications. We believe manufacturing many of these products in our U.S. fab offers us a competitive advantage in the A&D market because of our proprietary process technologies and certain A&D customers' requirements for a domestic supply chain.

Automotive. The Automotive category includes GPS modules we sell to the automotive industry. Semiconductor content in automobiles is projected to grow in order to offer connectivity, safety, performance and navigation features.

Multi-market. The Multi-market category encompasses various applications including industrial, medical, mobile communications, test and measurement and scientific applications, where RF, microwave and millimeterwave semiconductor solutions are gaining prevalence. In addition, evolving medical technology has increased the need for high-performance semiconductor solutions in medical imaging and patient monitoring to provide enhanced analysis and functionality.

In Multi-market, our products are used in industrial, medical, mobile communications, test and measurement and scientific applications. In the medical industry, our custom designed non-magnetic diode product line is a critical component for certain MRI applications. For sensing and test and measurement applications, we believe our patented Heterolithic Microwave Integrated Circuit (HMIC) process is ideal for high-performance, integrated bias networks and switches. Our portfolio of general purpose GaAs ICs includes low noise amplifiers, switches and power amplifiers that address a wide range of applications such as industrial automation systems, to test and measurement equipment, tablets and other wireless local area network devices.

To address our target markets, we offer a broad range of standard and custom ICs, modules and complete subsystems across 37 product lines. Our product portfolio currently consists of more than 2,700 products including the following key product platforms: power pallets and transistors, ICs, diodes, switches and switch limiters, passive and active components, multi-chip modules, and complete subsystems. Many of our product platforms are leveraged across multiple markets and applications. For example, our application expertise with regard to power transistor technology is leveraged across both scientific laboratory equipment applications and commercial and defense radar system applications. Our diode technology is used in switch filter banks of military tactical radios as well as medical imaging MRI systems. The table below presents the major product families, major applications and major end customers in our primary target markets.

TARGET MARKET	MAJOR PRODUCT FAMILIES	MAJOR APPLICATIONS	MAJOR OEM CUSTOMERS
Networks	Active Splitters Amplifiers Attenuators Filters/Diplexers Modulator Driver Amplifiers Switches Transformers/Baluns Transimpedance Amplifiers Upconverters/Downconverters Voltage Controlled Oscillators	Point-to-Point Wireless Backhaul 2G/3G/4G Wireless Base Stations Set Top Boxes CATV Infrastructure GPON/Fiber-to-the-x 40/100G Fiber Optics	Arris Cisco Ericsson Huawei Samsung
Aerospace and Defense	Amplifiers Attenuators Components Diodes Power Transistors & Modules Mixers Phase Shifters Switch Limiters Voltage Control Oscillators	Air Traffic Control Radar Weather Radar Public Safety Radios Tactical & Manpack Radios Satellite Communications Military Communications	CIENJ Exelis Iridium Motorola Solutions Thales
Automotive	GPS Module	Global Positioning System	Autoliv Ford
Multi-Market	Amplifiers Attenuators Couplers Diodes Logic Drivers Mixers Power Detectors Power Transistors Switches Transceivers	Industrial Medical Scientific Test & Measurement	Agilent BEA Samsung Siemens

Many of our products have long lifecycles ranging from 5 to 10 years, and some of our products have been shipping for over 20 years. We believe these factors create a competitive advantage. Our goal is to leverage this advantage into strengthened customer relationships and sole source design wins, where a customer allows us to be its only supplier of a particular component used in its system.

Research and Development

Our research and development efforts are directed toward the rapid development of new and innovative products and solutions, process technologies and packaging techniques. The interaction of semiconductor process technology, circuit design technology and packaging technology defines the performance parameters of our products. We believe our core competency is the ability to model, design, integrate, package, and manufacture

differentiated solutions. We leverage this core competency to solve difficult and complex challenges that our customers face during their system design phases. We believe our integrated and customized solutions offer customers high performance, quality, reliability and faster time to market.

Circuit design and device modeling expertise. Our engineers are experts in the design of circuits capable of reliable, high-performance RF, microwave and millimeterwave signal conditioning. Our staff has decades of experience in solving complex design challenges in applications involving high frequency, high power, and environmentally-rugged operating conditions. We also developed proprietary device and electro-magnetic modeling techniques that our engineers use to generate predictive models prior to fabrication. Our predictive modeling expertise allows us to achieve faster design cycle times resulting in shorter time to market for our products.

Packaging expertise. Our extensive packaging expertise enables us to model the interaction between the semiconductor and its package, and our engineers make appropriate adjustments in the design of both to take account of that interaction. We offer products in a variety of different package types for specific applications, including plastic over-molded, ceramic and laminate-based.

Semiconductor process technology. We leverage our domestic semiconductor wafer fabrication capabilities and our foundry suppliers to offer customers the right process technology to meet their particular requirements. Depending on the requirements for the application, our semiconductor products may be designed using an internally developed or externally sourced process technology.

We continue to invest in proprietary processes to enable us to develop and manufacture high-value solutions. For example, we have developed innovative, patented technologies such as HMIC, which provides high integration, high power and low loss switching capabilities for our primary markets. This technology replaces mechanical switches for very high power applications such as wireless basestations. We are also in the process of porting from an external foundry supplier and establishing innovative, high-performance GaN process technology manufacturing capability at our Lowell, MA fabrication facility. Upon completion of the porting and qualification process, we believe that being able to offer our customers this dual-sourced, internal and external GaN supply capability will provide us with a competitive advantage.

Our engineers' system-level design expertise allows us to offer differentiated solutions that leverage multiple process technologies and are integrated into a single, higher-level assembly, thereby delivering our customers solutions with enhanced functionality.

Our new product introductions in fiscal year 2013 included:

- optical modulator drivers and transimpedance amplifiers for 40/100 Gbps fiber optic networks;
- amplifiers, filters, and transformers for CATV applications such as data over cable service interface specification (DOCSIS) 3.0 and multimedia over coax alliance (MoCA) 2.0;
- low phase noise VCOs for the wireless backhaul market and military communications applications;
- GaN power transistors and pallets for radar, avionic and military communication applications;
- high power PIN diodes and modules for front-end applications in aerospace and defense, military communications, wireless infrastructure and multi-market;
- complete GaAs IC discrete and integrated solutions for phased array radar applications from S-Band through Ka-Band; and
- highly integrated GaAs chipsets for point-to-point wireless backhaul radio applications from C-Band up through E-Band.

Research and development expenses were $40.6 million, $35.8 million and $36.1 million for fiscal years 2013, 2012 and 2011, respectively. As of September 27, 2013, we had 128 new products in development. Our

typical design cycle times range from eight weeks to 18 months. We anticipate that we will continue to make significant research and development expenditures in order to drive future new product and process introductions and maintain our competitive position.

Sales and Marketing

We employ a global multi-channel sales strategy and support model intended to facilitate our customer's evaluation and selection of our products. We sell through our direct sales force, our application engineering staff and our global network of independent sales representatives and distributors, as well as an e-commerce channel. We have strategically positioned our direct sales and applications engineering staff in 25 locations worldwide, augmented by independent sales representatives and distributors in 135 locations worldwide to offer responsive local support resources to our customers and to build long-term relationships. With our global design centers, our application engineers visit customers at their engineering and manufacturing facilities, aid them in understanding our capabilities and collaborate with them to optimize their system performance. Our global distribution network allows us to reach new customers in new geographies more effectively than we can using our direct sales force alone.

Our products are principally sold in the U.S., Asia and Western Europe, which is also where our direct sales force, engineering staff, independent sales representatives and distributors are concentrated. Sales to our distributors accounted for 18.6%, 21.3% and 25.8% of our revenue in fiscal years 2013, 2012 and 2011, respectively. Our agreements with our distributors typically provide for an initial term of one or more years with the opportunity for subsequent renewals and also provide that either party may terminate the agreement for convenience with a minimum period of prior notice to the other party, typically between 30 and 90 days.

Our sales efforts are focused on customer needs in our four primary markets rather than on particular product lines, facilitating product cross-selling across end markets and within key accounts. Through our website, customers can order online, request samples, as well as access our product selection guide, detailed product brochures and data sheets, application notes, suggested design block diagrams and test fixture information, technical articles and information regarding quality and reliability.

Customers

Our diversified customer base of over 6,000 customers includes systems manufacturers, OEMs, contract manufacturers and distributors. For fiscal years 2013, 2012 and 2011, our only direct customer individually accounting for more than 10% of our revenue was Ford Motor Company (Ford) at 25.2%, 15.8% and 11.6%, respectively. In addition, our principal distributor, Richardson Electronics, an Arrow Electronics Company (Richardson) individually accounted for 15.8%, 17.6% and 21.3%, respectively, of our revenue in fiscal years 2013, 2012 and 2011, respectively. Our top 25 direct customers accounted for an aggregate of 59.8%, 54.5% and 56.2% of our revenue in fiscal years 2013, 2012 and 2011, respectively. Revenue from our distributors accounted for 18.6%, 21.3% and 25.8% of our revenue in fiscal years 2013, 2012 and 2011, respectively.

Competition

The markets for our products are highly competitive and are characterized by rapid technological change and continuously evolving customer requirements. We believe that the principal competitive factors in our markets include:

- the ability to timely design and deliver products and solutions that meet customers' performance, reliability and price requirements;
- the breadth and diversity of product offerings;
- the ability to provide a reliable supply of products in sufficient quantities and in a timely manner;
- the ability of engineering talent to drive innovation and new product development;

- the quality of customer service and technical support; and
- financial and operational stability and reputation.

We believe that we compete favorably with respect to these factors. We compete primarily with other suppliers of high-performance analog semiconductor solutions for use in wireless and wireline RF, microwave and millimeterwave applications. We expect competition in our markets to intensify, as new competitors enter the RF, microwave and millimeterwave markets, existing competitors merge or form alliances, and new technologies emerge. We believe in the future we will see increasing competition from companies utilizing alternative technologies, such as high-volume manufacturers using low-cost silicon process technology. Some of our competitors are also our customers, and in certain product categories we compete with semiconductor manufacturers from which we also obtain foundry services, including Sumitomo Electric Device Innovations, Inc. and RF Micro Devices, Inc. (RFMD).

We compete with Hittite Microwave Corporation across three of our primary markets, Networks, A&D and Multi-market. In the Networks market, we also compete with Avago, Inc. (Avago), RFMD and TriQuint. In the A&D market, we also compete with Aeroflex, Inc. (Aeroflex), Microsemi Corporation (Microsemi) and TriQuint. In the Multi-market arena, we also compete with Aeroflex, Avago, Microsemi and Skyworks Solutions, Inc.

Segment and Geographic Information

We manage our operations in one reportable segment, semiconductors. Financial information about our operations, including our revenue and long-lived assets by geographic region, is included in our consolidated financial statements and accompanying notes in Item 8. "Financial Statements and Supplementary Data" appearing elsewhere in this Annual Report.

Risks attendant to our foreign operations are discussed in this Annual Report under Item 1A. "Risk Factors."

Backlog and Inventory

Our sales are made primarily on a purchase order basis, rather than pursuant to long-term contracts where the customer commits to buy any minimum amount of product over an extended period. On occasion, we ship finished goods inventory to certain customer or third-party "hub" locations, but do not recognize revenue associated with such shipments until these customers consume the inventory from the hub. Due to these arrangements and industry practice, which allows customers to cancel orders with limited advance notice prior to shipment, and with little or no penalty, we believe that backlog as of any particular date may not be a reliable indicator of our future revenue levels. We also frequently ship products from inventory shortly after receipt of an order, which we refer to as "turns business."

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, copyrights, trademarks and trade secrets, as well as customary contractual protections with our customers, suppliers, employees and consultants.

As of September 27, 2013, we had 89 U.S. and 15 foreign patents and 23 U.S. pending patent applications covering elements of circuit design, manufacturing and wafer fabrication. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. The expiration dates of our patents range from 2014 to 2031. We do not regard any of the patents scheduled to expire in the next 12 months as material to our overall intellectual property portfolio. Notwithstanding our active pursuit of patent protection when available, we believe that our future success will be determined by the innovation, technical expertise and management abilities of our engineers and management more than by patent ownership.

The semiconductor industry is characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by the vigorous pursuit, protection and enforcement of intellectual property rights. Many of our customer agreements require us to indemnify our customers for third-party intellectual property infringement claims, which may in the future require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims of this sort could harm our relationships with our customers and might deter future customers from doing business with us. With respect to any intellectual property rights claims against us or our customers or distributors, we may be required to cease manufacture of the infringing product, pay damages or settlement amounts, expend resources to develop non-infringing technology, seek a license, which may not be available on commercially reasonable terms or at all, or relinquish patents or other intellectual property rights.

Manufacturing, Sources of Supply and Raw Materials

In any particular situation, we may choose to leverage our internal proprietary process technologies or other technologies from external fabs. We believe this ability to leverage our existing internal capabilities and external outsourcing helps us to provide optimized solutions for our customers.

All of our internal wafer fabrication, and a majority of our internal assembly and test operations, are conducted at our Lowell, Massachusetts headquarters. We believe having a U.S.-based four-inch wafer fab is a competitive advantage for us over fabless competitors, in that we have greater control over quality, a secure source of supply and a domestic source for U.S. A&D customers for whom this may be an important sourcing advantage. We also believe that our domestic fab allows us to better control quality and develop products faster with shorter fabrication lead times than we otherwise could at external foundries. We also perform internal assembly and test functions at our Long Beach, California and Hsinchu, Taiwan locations.

The remainder of our manufacturing is outsourced, and our operations staff has extensive expertise in the management of outsourced manufacturing service providers and other supply chain participants. We believe our fab-lite model of outsourcing certain of our manufacturing activities rather than investing heavily in capital-intensive production facilities to support those functions internally provides us with the flexibility to respond to new market opportunities, simplifies our operations and reduces our capital requirements.

We utilize external foundries to supply us with semiconductor wafers manufactured in process technologies which we have chosen not to develop internally, and to provide us additional manufacturing capacity on some internally fabricated process technologies. We also use third-party contract manufacturers for assembly, packaging and test functions, and in some cases for fully-outsourced turnkey manufacturing of our products.

The principal materials used in the production of our IC products are semiconductor substrates and high purity source materials such as gallium, aluminum, arsenic and silicon. We purchase from hundreds of suppliers worldwide a wide variety of other semiconductors, packages, metals, printed circuit boards, electromechanical components and other materials for use in our operations. These supply relationships are generally conducted on a purchase order basis. The use of external suppliers involves a number of risks, including the possibility of material disruptions in the supply of key raw materials and components, the lack of control over delivery schedules, capacity constraints, quality and costs.

While we attempt to maintain alternative sources for our principal raw materials to reduce the risk of supply interruptions or price increases, some of the raw materials and components are not readily available from alternate suppliers due to their unique nature, design or the length of time necessary for re-design or qualification. We routinely utilize single sources of supply for various materials based on availability, performance, efficiency or cost considerations. For example, wafers procured from merchant foundries for a particular process technology are generally sourced through one foundry only, on which we rely for all of our wafers in that process. Our reliance on external suppliers puts us at risk of supply chain disruption if the supplier does not have sufficient raw material inventory to meet our manufacturing needs, goes out of business, changes or discontinues the process in which components or wafers are manufactured, or declines to continue supplying

us for competitive or other reasons, as discussed in more detail in Item 1A. "Risk Factors" herein. Where practical, we attempt to mitigate these risks by qualifying multiple sources of supply, redesigning products for alternative components and purchasing incremental inventory of raw materials and components in order to protect us against supply problems.

Quality Assurance

The goal of our quality assurance program is for our products to meet our customers' requirements, be delivered on time, and function reliably throughout their useful lives. The International Organization for Standards (ISO) provides models for quality assurance in various operational disciplines, such as design, manufacturing and testing, which comprise one part of our overall quality management system. Our Lowell, Massachusetts; Long Beach, California; Cork, Ireland; Sydney, Australia and Hsinchu, Taiwan locations have each received ISO 9001:2008 certifications in their principal functional areas. In addition, our Lowell facility has received an ISO 14001:2004 environmental management systems certification.

Environmental Regulation

Our operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. These regulations include limitations on discharge of pollutants to air, water, and soil; remediation requirements; product chemical content limitations; manufacturing chemical use and handling restrictions; pollution control requirements; waste minimization considerations; and treatment, transport, storage and disposal of solid and hazardous wastes. We are also subject to regulation by the U.S. Occupational Safety and Health Administration and similar health and safety laws in other jurisdictions. While we are committed to compliance with applicable regulations, the risk of environmental liabilities can never be completely eliminated, and there can be no assurance that the application of environmental and health and safety laws to our business will not require us to incur material future expenditures.

We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements, including legislation enacted in the European Union and other foreign jurisdictions that have placed greater restrictions on the use of lead, among other chemicals, in electronic products, which affects materials composition and semiconductor packaging. These laws are becoming more stringent and may in the future cause us to incur material expenditures.

Export Regulations

We market and sell our products both inside and outside the U.S. Certain of our products are subject to the Export Administration Regulations, administered by the Department of Commerce, Bureau of Industry Security, which require that we obtain an export license before we can export products or technology to specified countries. Additionally, some of our products are subject to the International Traffic in Arms Regulations, which restrict the export of information and material that may be used for military or intelligence applications by a foreign person. Other of our products are controlled by similar laws in other jurisdictions. Failure to comply with these laws could result in sanctions by the government, including substantial monetary penalties, denial of export privileges and debarment from government contracts. We maintain an export compliance program staffed by dedicated personnel under which we screen export transactions against current lists of restricted exports, destinations and end users with the objective of carefully managing export-related decisions and transactions and shipping logistics and ensuring compliance with these regimes.

Employees

As of September 27, 2013, we employed 675 persons worldwide and none of our domestic employees were represented by a collective bargaining agreement; however, a number of our employees working in our European operations were covered by collective bargaining agreements. We consider our relations with employees to be good, and we have not experienced a work stoppage due to labor issues.

General Development

We were incorporated under the laws of the State of Delaware in March 2009. Our operations are conducted through our various subsidiaries, which are organized and operated according to the laws of their respective jurisdictions of incorporation.

M/A-COM Technology Solutions Inc., our primary operating subsidiary which provides high-performance analog semiconductor solutions for use in wireless and wireline applications across the RF, microwave and millimeterwave spectrum, was incorporated under the laws of the state of Delaware on July 16, 2008. M/ACOM Technology Solutions (Cork) Limited, our primary foreign operating subsidiary, was incorporated under the laws of Ireland on November 18, 2008. In September 2008, Cobham Defense Electronic Systems Corporation (Cobham) acquired certain assets from a third party, including the RF and microwave component and subsystem design and business operations that would ultimately become the operations of M/A-COM Technology Solutions Inc. and M/ACOM Technology Solutions (Cork) Limited. The heritage of some of these business operations dates back over 60 years to the founding of Microwave Associates, Inc. and the M/A-COM brand dates back over 30 years.

On March 30, 2009, we acquired 100% of the outstanding stock of M/A-COM Technology Solutions Inc. and M/ACOM Technology Solutions (Cork) Limited and the related M/A-COM brand from Cobham (MACOM Acquisition) for $22.1 million in cash net of purchase price adjustments, the issuance of $35.0 million in short- and long-term debt payable to the seller and contingent consideration of up to $30.0 million based on our achievement of revenue targets in the 12-month periods ended September 30, 2010, 2011 and 2012. We paid Cobham contingent consideration of $8.8 million for the period ended September 30, 2010 in November 2010, $15.0 million for the period ended September 30, 2011 in November 2011, and we $6.0 million for the final period ended September 30, 2012 in November 2012.

On May 28, 2010, we acquired Mimix Holdings, Inc. (Mimix), a supplier of high-performance GaAs semiconductors, for $1.2 million in cash and 17.5 million shares of our Series A-2 convertible preferred stock (Mimix Merger). We acquired Mimix for its complementary products and technologies in our core markets, which enabled us to strengthen customer relationships.

On April 25, 2011, we acquired Optomai, Inc. (Optomai), a fabless semiconductor company that develops high-performance ICs and modules for next generation fiber optic networks, for $1.8 million in cash and potential contingent consideration based on our achievement of certain revenue, product release and contribution margin targets based on sales of products utilizing Optomai intellectual property through, as amended, September 2013. No amounts of contingent consideration have been paid nor are payable pursuant to the terms of the agreement. We acquired Optomai for technologies that have accelerated our entrance into the fiber optics market.

In the second and third quarters of fiscal year 2011, we sold the assets related to our non-core laser diode and ferrite business lines.

On November 5, 2013, we entered into an Agreement and Plan of Merger (the Merger Agreement) with Micro Merger Sub, Inc., our wholly-owned subsidiary (Purchaser), and Mindspeed Technologies, Inc. (Mindspeed), pursuant to which we will acquire Mindspeed (Mindspeed Acquisition). Mindspeed is a supplier of semiconductor solutions for communications infrastructure applications.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, on November 19, 2013, we and Purchaser commenced a cash tender offer (the Offer) to purchase all of the outstanding shares of common stock, par value $0.01, of Mindspeed (the Shares) at a purchase price of $5.05 per Share, net to the seller in cash, without interest, less any applicable withholding taxes. The Offer will expire at 12:00 midnight at the end of December 17, 2013, unless the Offer is extended. Upon completion of the Offer, and subject to the terms and conditions of the Merger Agreement and pursuant to Section 251(h) of the Delaware General Corporation Law, Purchaser will merge with and into Mindspeed, with Mindspeed as the surviving corporation and a wholly-owned subsidiary of us. See the risk factor titled "*We may be unable to successfully integrate the*

business and personnel of Mindspeed and may not realize the anticipated synergies and benefits of the Mindspeed Acquisition." in Item 1A. "Risk Factors" in this Annual Report.

We intend to continue to pursue acquisitions of technologies, design teams, products and companies that complement our strengths and help us execute our strategies. Our acquisition strategy is designed to accelerate our revenue growth, expand our technology portfolio, grow our addressable market and create shareholder value. We believe our management team has a proven track record in identifying, acquiring and successfully integrating companies and technologies in the high-performance analog semiconductor industry.

Available Information

We maintain a website at www.macomtech.com, including an investors section at which we routinely post important information, such as webcasts of quarterly earnings calls and other investor events in which we participate or host, and any related materials. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as other reports relating to us that are filed with or furnished to the SEC, free of charge in the investors section of our website as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The public may also read and copy materials we file with the SEC at the SEC's Public Reference Room, which is located at 100 F Street, NE, Room 1580, Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents of the websites mentioned above are not incorporated into and should not be considered a part of this report.

ITEM 1A. RISK FACTORS

Our business involves a high degree of risk. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently consider immaterial also may adversely affect our Company.

Risks Relating to Our Business

Our revenue growth is substantially dependent on our successful development and release of new products.

Maintaining or growing our revenue will depend on our ability to timely develop new products for existing and new markets that meet customers' performance, reliability and price requirements. The development of new products is a highly complex process, and we have in the past and may in the future experience delays and failures in completing the development and introduction of new products. Our successful product development depends on a number of factors, including the following:

- accurate prediction of market requirements, changes in technology and evolving standards;
- the availability of qualified product designers and process technologies needed to solve difficult design challenges in a cost-effective, reliable manner;
- our ability to design products that meet customers' cost, size and performance requirements;
- our ability to manufacture new products according to customer needs with acceptable manufacturing yields;
- our ability to offer new products at competitive prices;
- acceptance by customers of our new product designs;
- identification of and entry into new markets for our products;
- acceptance of our customers' products by the market and the lifecycle of such products;
- our ability to deliver products in a timely manner within our customers' product planning and deployment cycle; and
- our ability to maintain and increase our level of product content in our customers' systems.

A new product design effort may last 12 to 18 months or longer, and requires material investments in engineering hours and materials, as well as sales and marketing expenses, which will not be recouped if the product launch is unsuccessful. We may not be able to design and introduce new products in a timely or cost-efficient manner, and our new products may fail to meet the requirements of the market or our customers, or may be adopted by customers slower than we expect. In that case, we may not reach our expected level of production orders and may lose market share, which could adversely affect our ability to sustain our revenue growth or maintain our current revenue levels.

Various factors may reduce our gross margin, which could negatively affect our business, financial condition and results of operations.

If we are unable to utilize our design, fabrication, assembly and test facilities at a high level, the significant fixed costs associated with these facilities may not be fully absorbed, resulting in higher average unit costs and lower gross margin. Our various products have different gross margin and increased sales of lower-margin products, such as our products targeted at automotive and other consumer markets, in a given period relative to sales of higher-margin products such as our optical products may cause us to report lower overall gross margin. In our fourth fiscal quarter of 2012 and at other times in the past, we have experienced periods where our gross margin declined due to, among other things, reduced factory utilization resulting from reduced customer demand,

reduced selling prices and a change in product mix towards lower-margin products. Future market conditions may adversely affect our revenue and utilization rates and consequently our future gross margin, and this, in turn, could have an adverse impact on our business, financial condition and results of operations. In addition, increased raw material costs, changes in manufacturing yields, more complex engineering requirements and other factors may lead to lower margins for us in the future. As a result of these or other factors, we may be unable to maintain or increase our gross margin in future periods and our gross margin may fluctuate from period to period.

Our operating results may fluctuate significantly from period to period. We may not meet investors' quarterly or annual financial expectations and, as a result, our stock price may decline.

Our quarterly and annual operating results and related expectations may vary significantly in the future based upon a number of factors, many of which are beyond our control. Factors that could cause operating results and related expectations to fluctuate include:

- general economic growth or decline in the U.S. or foreign markets;
- the reduction or cancellation of orders by customers, whether as a result of a loss of market share by us or our customers, changes in the design of customers' products, or slowing demand for our products or customers' products;
- the amount of new customer orders we both book and ship in any particular fiscal quarter, which accounts for a significant amount of our net revenue in any particular quarter, and which can often be weighted toward the latter part of each fiscal quarter, making the timing of recognition of the associated revenue difficult to forecast with fidelity and susceptible to slippage between quarters;
- the relative linearity of our shipments within any particular fiscal quarter, in that a less linear shipment pattern within a given fiscal quarter tends to result in lower gross margin in that quarter, and a shipment pattern weighted toward the latter part of a fiscal quarter tends to reduce our cash flows from operations in that quarter, as collections of related receivables do not occur until later fiscal periods;
- the gain or loss of a key customer or significant changes in the financial condition of one or more key customers;
- fluctuations in manufacturing output, yields, capacity levels, quality control or other potential problems or delays we or our subcontractors may experience in the fabrication, assembly, testing or delivery of our products;
- fluctuations in demand relating to the A&D market due to changes in government programs, budgets or procurement;
- the market acceptance of our products and particularly the timing and success of new product and technology introductions by us, customers or competitors;
- the amount, timing and relative success of our investments in research and development, which impacts our ability to develop, introduce and market new products and solutions on a timely basis;
- period-to-period changes in the mix of products we sell, which can result in lower gross margin;
- availability, quality and cost of semiconductor wafers and other raw materials, equipment, components and internal or outsourced manufacturing, packaging and test capacity, particularly where we have only one qualified source of supply;
- seasonal and other changes in customer purchasing cycles and component inventory levels;
- the effects of competitive pricing pressures, including decreases in average selling prices of our products;
- impairment charges associated with intangible assets, including goodwill and acquisition-related intangible assets;

- loss of key personnel or the shortage of available skilled workers;
- factors that could cause our reported domestic and foreign income taxes and income tax rate to increase in future periods, such as limits on our ability to utilize net operating losses or tax credits and the geographic distribution of our income, which may change from period to period; and
- the effects of war, natural disasters, acts of terrorism, macroeconomic uncertainty or decline or geopolitical unrest.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our quarterly and annual operating results and related expectations for future periods. In addition, if our operating results in any period do not meet our publicly stated guidance, if any, or the expectations of investors or securities analysts, our stock price may decline. Similarly, any publicly stated guidance we provide in the future may itself fail to meet the expectations of investors or securities analysts, and our stock price may decline as a result.

If our primary markets decline or fail to grow, our revenue and profitability may suffer.

Our future growth depends to a significant extent on the continued growth in usage of advanced electronic systems in our primary markets: Networks, A&D, Automotive and Multi-market. The rate and extent to which these markets grow, if at all, is uncertain. These markets may fail to grow or decline for many reasons, including insufficient consumer demand, lack of access to capital, sequestration or other changes in the U.S. defense budget and procurement processes, changes in regulatory environments, macro-economic factors and changes in network specifications. If demand for electronic systems in which our products are incorporated declines, fails to grow, or grows more slowly than we anticipate, purchases of our products may be reduced, which may adversely affect our business, financial condition and results of operations. In particular, our sales to Ford Motor Company (Ford), which accounted for 25.2% of our revenue for fiscal year 2013 and substantially all of the revenue in our Automotive market, are dependent upon the health of the automotive industry, Ford's ability to maintain or grow its market share, Ford's continuing to source parts from us for its current platforms and Ford's continuing to design our products into its automotive platforms as they evolve, none of which are assured.

We typically depend on orders from a limited number of customers for a significant percentage of our revenue.

In fiscal years 2013, 2012 and 2011, sales to our distributor Richardson, and to Ford each accounted for more than 10% of our revenue. Sales to our top 10 direct and distribution customers accounted for an aggregate of 59%, 55% and 61%, respectively, of our revenue. While the composition of our top 10 customers varies from year to year, we expect that sales to a limited number of customers will continue to account for a significant percentage of our revenue for the foreseeable future. The purchasing arrangements with our customers are typically conducted on a purchase order basis that does not require our customers to purchase any minimum amount of our products over a period of time. As a result, it is possible that any of our major customers could terminate their purchasing arrangements with us or significantly reduce or delay the amount of our products that they order, purchase products from our competitors or develop their own products internally. The loss of, or a reduction in, orders from any major customer could cause a decline in revenue and adversely affect our results of operations.

Our investment in research and development may not be successful, which may impact our profitability.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Research and development expenses were $40.6 million, $35.8 million and $36.1 million for our fiscal years 2013, 2012 and 2011, respectively. In each of the last three fiscal years, we invested in research and development as part of our strategy toward the development of innovative products and solutions to fuel our growth and profitability. We cannot assure you if or when the products and solutions where we have focused our research and development expenditures will become

commercially successful. In addition, we may not have sufficient resources to maintain the level of investment in research and development required to remain competitive or succeed in our strategy. Our efforts to develop new and improved process technologies for use in our products require substantial expenditures that may not generate any return on investment, may take longer than we anticipate to generate a return or may generate a return on investment that is inadequate. In July 2013, we announced that we had licensed 0.5 μm, 0.25 μm and 0.15 μm GaN process technology from Global Communications Semiconductors, LLC (GCS) and would be porting such process technology to our Lowell, Massachusetts manufacturing facility. This porting effort is expected to be a multi-year process and to involve tens of millions of dollars of investment in capital equipment, license fees and other related costs and expenses. We may experience unexpected difficulties, expenses or delays in porting and qualifying this GaN technology, and ultimately may not be successful in our efforts, may not realized the competitive advantage we anticipate from the license and porting effort, and may not realize customer demand for the ported technology that meets our expectations following the porting effort, any of which could lead to reduced revenues and gross margin or otherwise harm our business.

We may incur significant risk and expense in attempting to win new business, and such efforts may never generate revenue.

To obtain new business, we often need to win a competitive selection process to develop semiconductors for use in our customers' systems, known in the industry as a "design win." These competitive selection processes can be lengthy and can require us to incur significant and unreimbursed design and development expenditures and dedicate scarce engineering resources in pursuit of a single customer opportunity. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures and selling, general and administrative expenses. Failure to obtain a design win sometimes prevents us from supplying components for an entire generation of a customer's system. This can result in lost revenue and could weaken our position in future competitive selection processes.

Even when we achieve a design win, success is not assured. Customer qualification and design cycles can be lengthy, and it may take a year or more following a successful design win and product qualification for one of our products to be purchased in volume by the customer. We may experience difficulties manufacturing the part in volume, such as low yields, supply chain delays or shortages, or quality issues. Further, while the customer has successfully qualified our part for use in its system when it awards a design win to us, it may not have qualified all of the other components being sourced for its system, or qualified its system as a whole with its end customers. Any difficulties our customer may experience in completing those qualifications may delay or prevent us from translating the design win into revenue. These risks can be particularly acute in our A&D market, where we may spend material amounts and commit substantial design engineer resources to product development work in support of an OEM customer's attempt to win business tied to a government contract award, but realize no related revenue or less than expected revenue from that investment based on failure of the OEM to win the business, government program cancellation, federal budget limitations or otherwise. Any of these events, or any cancellation of a customer's program or failure of our customer to successfully market its own product after our design win could materially and adversely affect our business, financial condition and results of operations, as we may have incurred significant expense and generated no revenue.

We are subject to order and shipment uncertainties. Our profitability will decline if we fail to accurately forecast customer demand when managing inventory.

We generally sell our products on the basis of purchase orders rather than long-term purchase commitments from our customers. Our customers can typically cancel purchase orders or defer product shipments for some period without incurring liability to us. We typically plan production and inventory levels based on internal forecasts of customer demand, which can be highly unpredictable and can fluctuate substantially, leading to excess inventory write-downs and resulting negative impacts on gross margin and net income. We have limited visibility into our customers' inventories, future customer demand and the product mix that our customers will require, which could adversely affect our production forecasts and operating margins. In a number of markets we serve, and in our A&D market in particular, large dollar value customer orders scheduled for delivery in the

current fiscal quarter may be canceled or rescheduled by the customer for delivery in a future fiscal quarter on short notice, which could cause our reported revenue to vary materially from our prior expectations. In addition, the rapid pace of innovation in our industry could render significant portions of our inventory obsolete. If we overestimate our customers' requirements, we may have excess inventory, which could lead to obsolete inventory and unexpected costs. Conversely, if we underestimate our customers' requirements, we may have inadequate inventory, which could lead to foregone revenue opportunities, loss of potential market share and damage to customer relationships as product deliveries may not be made on a timely basis, disrupting our customers' production schedules. Some of our larger customers also require us to build and maintain minimum inventories and keep them available for purchase at specified locations based on non-binding demand estimates that are subject to change, which exposes us to increased inventory risk and makes it more difficult to manage our working capital. If demand from such customers decreases, we may be left with excess or obsolete inventory we are unable to sell. In response to anticipated long lead times to obtain inventory and materials from outside suppliers and foundries, we periodically order materials and build a stock of finished goods inventory in advance of customer demand. This advance ordering of raw material and building of finished goods inventory has in the past and may in the future result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize, or other factors make our products less saleable. In addition, any significant future cancellation or deferral of product orders could adversely affect our revenue and margins, increase inventory write-downs due to obsolete inventory, and adversely affect our operating results and stock price.

Because we have a limited history of operations as a standalone company, it may be difficult to evaluate our current business and prospects.

While many of the products and technologies now comprising our business had a long history of operations as part of the larger organizations of prior owners, our standalone business began in March 2009. This short operating history as a standalone company, rather than as a small subset of a much larger corporate parent, combined with the rapidly evolving nature of our industry and fluctuations in the overall worldwide economy since March 2009, may make it difficult to evaluate our current business and future prospects.

The average selling prices of our products may decrease over time, which could have a material adverse effect on our revenue and gross margin.

It is common in our industry for the average selling price of a given product to decrease over time as production volumes increase, competing products are developed, technology, industry standards and customer platforms evolve, or new technologies featuring higher performance or lower cost emerge. To combat the negative effects that erosion of average selling prices have had in the past and may in the future have on our revenue and gross margin, we attempt to actively manage the prices of our existing products and introduce new process technologies and products in the market that exhibit higher performance, new features that are in demand, or lower manufacturing cost. Despite this strategy, we may experience price erosion in select product platforms or generally in future periods. Failure to maintain our current prices or to successfully execute on our new product development strategy will cause our revenue and gross margin to decline, which could decrease the value of your investment in our common stock.

We face intense competition in our industry, and our inability to compete successfully could negatively affect our operating results.

The semiconductor industry is highly competitive. While we compete with a wide variety of companies, we compete with Hittite Microwave Corporation across most of our primary markets. Our other significant competitors include, among others, Aeroflex, Inc., Avago, Inc., Microsemi Corporation, RF Micro Devices, Inc., Skyworks Solutions, Inc. and TriQuint Semiconductor, Inc.

We believe future competition could also come from companies developing new alternative technologies, component suppliers based in countries with lower production costs and IC manufacturers achieving higher levels of integration that exceed the functionality offered by our products. Our customers and suppliers could

also develop products that compete with or replace our products. A decision by any of our large customers to design and manufacture ICs internally could have an adverse effect on our operating results. Increased competition could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs.

Many of our existing and potential competitors have entrenched market positions, historical affiliations with original equipment manufacturers, considerable internal manufacturing capacity, established intellectual property rights and substantial technological capabilities. Many of them may also have greater financial, technical, manufacturing or marketing resources than we do. Prospective customers may decide not to buy from us due to concerns about our relative size, financial stability or other factors. Our failure to successfully compete could result in lower revenue, decreased profitability and a lower stock price.

We operate in the semiconductor industry, which is cyclical and subject to significant downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, price erosion, product obsolescence, evolving standards, short product lifecycles and significant fluctuations in supply and demand. The industry has historically experienced significant fluctuations in demand and product obsolescence, resulting in product overcapacity, high inventory levels and accelerated erosion of average selling prices. Downturns in many sectors of the electronic systems industry have in the past contributed to extended periods of weak demand for semiconductor products. We have experienced adverse effects on our profitability and cash flows during such downturns in the past, and our business may be similarly harmed by any downturns in the future, particularly if we are unable to effectively respond to reduced demand in a particular market.

We expect to make future acquisitions, dispositions and investments, which involve numerous risks.

We have an active corporate development program and routinely evaluate potential acquisitions of, and investments with or other strategic alliances involving, complementary technologies, design teams, products and companies. We also may evaluate the merits of a potential divestment of one or more of our existing business lines. We expect to pursue such transactions if appropriate opportunities arise. However, we may not be able to identify suitable transactions in the future, or if we do identify such transactions, we may not be able to complete them on commercially acceptable terms, or at all. We also face intense competition for acquisitions from other acquirers in our industry. These competing acquirers may have significantly greater financial and other resources than us, which may prevent us from successfully pursuing a transaction. In the event we pursue acquisitions, we will face numerous risks including:

- difficulties in integrating the personnel, culture, operations, technology or products and service offerings of the acquired company;
- diversion of management's attention from normal daily operations of our business;
- difficulties in entering markets where competitors have stronger market positions;
- difficulties in improving and integrating the financial reporting capabilities and operating systems of any acquired operations, particularly foreign and formerly private operations, as needed to maintain effective internal control over financial reporting and disclosure controls and procedures;
- the loss of any key personnel of the acquired company as well as their know-how, relationships and expertise, which is common following an acquisition;
- maintaining customer, supplier or other favorable business relationships of acquired operations;
- generating insufficient revenue from completed acquisitions to offset increased expenses associated with any abandoned or completed acquisitions;
- acquiring material or unknown leasehold, environmental, regulatory, infringement, contractual or other liabilities associated with any acquired operations;

- litigation frequently associated with merger and acquisition transactions; and
- additional expense associated with amortization or depreciation of acquired tangible and intangible assets.

Our past acquisitions of Mimix Holdings, Inc. and Optomai, and current proposed acquisition of Mindspeed, required or continue to require significant management time and attention relating to the transaction and integration activities. If we fail to properly integrate these acquired companies with ours, we may not receive the expected benefits of the acquisitions. Even if a proposed acquisition is successfully realized and integrated, we may not receive the expected benefits of the transaction.

Past transactions, whether completed or abandoned by us, have resulted, and in the future may result, in significant costs, expenses, liabilities and charges to earnings. The accounting treatment for any acquisition may result in significant amortizable intangible assets which, when amortized, will negatively affect our consolidated results of operations. The accounting treatment for any acquisition may result in significant goodwill, which, if impaired, will negatively affect our consolidated results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for acquisitions. The incurrence of indebtedness could limit our operating flexibility and be detrimental to our profitability, and the issuance of equity securities would be dilutive to our existing stockholders. Any or all of the above factors may differ from the investment community's expectations in a given quarter, which could negatively affect our stock price. In addition, as a result of the foregoing, we may not be able to successfully execute acquisitions in the future to the same extent as we have the in the past, if at all.

In the event we make future investments, the investments may decline in value or fail to deliver any strategic benefits we anticipate from them, and we may lose all or part of our investment. In the event we undertake divestments, we may suffer from associated management distraction, damaged customer relationships, failure to realize the perceived strategic or financial merits of the divestment, or we may incur material indemnity liabilities to the purchaser.

We may be unable to successfully integrate the business and personnel of Mindspeed and may not realize the anticipated synergies and benefits of the Mindspeed Acquisition.

On November 5, 2013, we entered into an Agreement and Plan of Merger with Mindspeed pursuant to which Mindspeed will become a wholly-owned subsidiary of us at closing. The Mindspeed Acquisition is subject to various conditions to closing and may not close. If the Mindspeed Acquisition does not close, we will not realize the expected benefits from the transaction.

We also may not realize the expected benefits from the Mindspeed Acquisition after closing because of integration difficulties or other challenges. The success of the Mindspeed Acquisition will depend, in part, on our ability to realize all or some of the anticipated synergies and other benefits from integrating Mindspeed's business with our existing businesses. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operations of Mindspeed's business include, among others:

- failure to implement our business plan for the combined business;
- unexpected losses of key employees, customers or suppliers of Mindspeed;
- unanticipated issues in conforming Mindspeed's standards, processes, procedures and controls with our operations;
- coordinating new product and process development;
- increasing the scope, geographic diversity and complexity of our operations;
- diversion of management's attention from other business concerns;
- adverse effects on our or Mindspeed's existing business relationships with customers and suppliers;

- unanticipated changes in applicable laws and regulations;
- operating risks inherent in Mindspeed's business and operations;
- unanticipated expenses and liabilities;
- complications in or inability to consummate the anticipated sale or wind down of Mindspeed's wireless business or other non-core businesses;
- unfamiliarity with Mindspeed products and markets, including the enterprise market generally, which may place us at a competitive disadvantage; and
- other difficulties in the assimilation of Mindspeed's operations, technologies, products and systems.

In addition, in connection with the Mindspeed Acquisition, we will assume all the liabilities of Mindspeed that are not satisfied on or prior to the closing date. There may be liabilities that we underestimated or did not discover in the course of performing our due diligence investigation of Mindspeed. We will have no recourse to recover any damages relating to the liabilities of Mindspeed.

We may not be able to maintain the levels of revenue, earnings or operating efficiency that each of Mindspeed and us had achieved or might achieve separately. In addition, we may not accomplish the integration of Mindspeed's business smoothly, successfully or within the anticipated costs or timeframe. If we experience difficulties with the integration process or if the Mindspeed business deteriorates, the anticipated cost savings, growth opportunities and other synergies of the Mindspeed Acquisition may not be realized fully, or at all, or may take longer to realize than expected. If any of the above risks occur, our business, financial condition, results of operations and cash flows may be materially and adversely impacted, we may fail to meet the expectations of investors or analysts, and our stock price may decline as a result.

We may incur liability for claims of intellectual property infringement relating to our products.

The semiconductor industry is generally subject to frequent litigation regarding patents and other intellectual property rights. Other companies in the industry have numerous patents that protect their intellectual property rights in these areas, and have made in the past and may make in the future claims that we have infringed or misappropriated their intellectual property rights. Our customers may assert claims against us for indemnification if they receive claims alleging that their or our products infringe others' intellectual property rights, and have in the past and may in the future choose not to purchase our products based on their concerns over such a pending claim. In the event of an adverse result of any intellectual property rights litigation, we could be required to pay substantial damages for infringement, expend significant resources to develop non-infringing technology, incur material liability for royalty payments or fees to obtain licenses to the technology covered by the litigation, or be subjected to an injunction, which could prevent us from selling our products and materially and adversely affect our revenue and results of operations. Negotiated settlements resolving such claims may require us to pay substantial sums, as was the case in September 2013 when we paid $7.25 million in settlement of a suit alleging intellectual property misappropriation. We cannot be sure that we will be successful in any such non-infringing development or that any such license would be available on commercially reasonable terms, if at all. Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, lost sales or damaged customer relationships, and diversion of management's attention and resources.

We depend on third parties for products and services required for our business, which may limit our ability to meet customer demand, assure product quality and control costs.

We purchase numerous raw materials, such as ceramic packages, precious metals, semiconductor wafers and dies, from a limited number of external suppliers. We also currently use several external manufacturing suppliers for assembly and testing of our products, and in some cases for fully-outsourced turnkey manufacturing

of our products. We currently expect to increase our use of outsourced manufacturing in the future as a strategy for lowering our fixed operating costs. The ability and willingness of our external suppliers to perform is largely outside of our control. The use of external suppliers involves a number of risks, including the possibility of material disruptions in the supply of key components, the lack of control over delivery schedules, capacity constraints, manufacturing yields, quality and fabrication costs, and misappropriation of our intellectual property. For example, a defective batch of a chemical etchant received from a supplier caused scrap loss in our internal manufacturing facility in March 2011, which reduced manufacturing yields and gross profit by $0.7 million for fiscal year 2011. If these vendors' processes vary in reliability or quality, they could negatively affect our products and, therefore, our customer relations and results of operations. We generally purchase raw materials on a purchase order basis and we do not have significant long-term supply commitments from our vendors. Where we do have long-term supply commitments, they may result in our being obligated to purchase more material than we need, materially and negatively impacting our operating results. In terms of relative bargaining power, many of our suppliers are larger than we are, with greater resources, and many of their other customers are larger and have greater resources than we do. If these vendors experience shortages or fail to accurately predict customer demand, they may have insufficient capacity to meet our demand, creating a capacity constraint on our business. They may also choose to supply others in preference to us in times of capacity constraint or otherwise, particularly where the other customers purchase in higher volume. Third-party supplier capacity constraints have in the past and may in the future prevent us from supplying customer demand that we otherwise could have fulfilled at attractive prices. If we have a firm commitment to supply our customer but are unable to do so based on inability or unwillingness of one of our suppliers to provide related materials or services, we may be liable for resulting damages and expense incurred by our customer.

Based on superior performance features, cost parameters or other factors, we utilize sole source suppliers for certain semiconductor packages and other materials, and it is not uncommon for one of our outside semiconductor foundries to be our sole supplier for the particular semiconductor fabrication process technologies manufactured at that supplier's facility. Such supplier concentrations involve the risk of a potential future business interruption if the supplier becomes unable or unwilling to supply us at any point. While in some cases alternate suppliers may exist, because there are limited numbers of third-party wafer fabs that use the process technologies we select for our products and that have sufficient capacity to meet our needs, it may not be possible or may be expensive to find an alternative source of supply. Even if we are able to find an alternative source, moving production to an alternative external fab requires an extensive qualification or re-qualification process that could prevent or delay product shipments or disrupt customer's production schedules, which could harm our business. In addition, some of our external foundry suppliers compete against us in the market in addition to being our supplier. The loss of a supplier can also significantly harm our business and operating results. A supplier may discontinue supplying us if its business is not sufficiently profitable, for competitive reasons or otherwise. We have in the past and may in the future have our supply relationship discontinued by an external foundry, causing us to experience supply chain disruption, customer dissatisfaction, loss of business and increased cost.

If we lose key personnel or fail to attract and retain key personnel, we may be unable to pursue business opportunities or develop our products.

We believe our continued ability to recruit, hire, retain and motivate highly-skilled engineering, operations, sales, administrative and managerial personnel is key to our future success. Competition for these employees is intense, particularly with respect to qualified engineers. Our failure to retain our present employees and hire additional qualified personnel in a timely manner and on reasonable terms could harm our competitiveness and results of operations. In addition, from time to time we may recruit and hire employees from our competitors, customers, suppliers and distributors, which could result in liability to us and has in the past and could in the future damage our business relationship with these parties. None of our senior management team is contractually bound to remain with us for a specified period, and we generally do not maintain key person life insurance covering our senior management. The loss of any member of our senior management team could strengthen a competitor or harm our ability to implement our business strategy.

Sources for certain components and materials are limited, which could result in interruptions, delays or reductions in product shipments.

Our industry may be affected from time to time by limited supplies of certain key components and materials. We have in the past and may in the future experience delays or reductions in supply shipments, which could reduce our revenue and profitability. If key components or materials are unavailable, our costs could increase and our revenue could decline.

In particular, our manufacturing headquarters, design facilities, assembly and test facilities and supply chain, and those of our contract manufacturers, are subject to risk of catastrophic loss due to fire, flood, or other natural or man-made disasters, such as the earthquake and tsunami that devastated parts of Japan in 2011. The majority of our semiconductor products are fabricated in our Lowell, Massachusetts headquarters, where our only internal wafer fab is located. The majority of the internal and outsourced assembly and test facilities we utilize are located in the Pacific Rim, and some of our internal design, assembly and test facilities are located in California, regions with above average seismic and severe weather activity. In addition, our research and development personnel are concentrated in a few locations, primarily our headquarters and our Santa Clara, California, Sydney, Australia, Belfast, Northern Ireland and Cork, Ireland locations, with the expertise of the personnel at each such location generally focused on one or two specific areas. Any catastrophic loss or significant damage to any of these facilities would likely disrupt our operations, delay production, shipments and revenue and result in significant expenses to repair or replace the facility, and in some instances, could significantly curtail our research and development efforts in a particular product area or primary market, which could have a material adverse effect on our operations. For example, in October 2011, heavy monsoon rains in Thailand caused widespread flooding affecting major cities and industrial parks where there is a concentration of semiconductor manufacturing, assembly and test sites. One of our contract manufacturing suppliers located in Thailand was affected by the flooding and, as a result of the flooding of our affected contract manufacturer, $2.7 million of orders that were scheduled for shipment to our customers in the three months ended December 30, 2011 were delayed into the second quarter of fiscal year 2012 or were canceled. In particular, any catastrophic loss at our headquarters facility would materially and adversely affect our business and financial results, revenue and profitability.

Our failure to continue to keep pace with new or improved semiconductor process technologies could impair our competitive position.

Semiconductor manufacturers constantly seek to develop new and improved semiconductor process technologies. Our future success depends in part upon our ability to continue to gain access to these semiconductor process technologies, internally or externally, in order to adapt to emerging customer requirements and competitive market conditions. We may be unable to internally develop such technologies successfully, and may be unable to gain access to them from merchant foundries or other sources on commercially reasonable terms, or at all. If we fail for any reason to remain abreast of new and improved semiconductor process technologies as they emerge, we may lose market share and our revenue and gross margin may decline, which could adversely affect our operating results.

Minor deviations in the manufacturing process can cause substantial manufacturing yield loss or even cause halts in production, which could have a material adverse effect on our revenue and gross margin.

Our products involve complexities in both their design and the semiconductor process technology employed in their fabrication. In many cases, the products are also assembled in customized packages or feature high levels of integration. Our products must meet exacting customer specifications for quality, performance and reliability. Our manufacturing yield, or the percentage of units of a given product in a given period that is usable relative to all such units produced, is a combination of yields including wafer fabrication, assembly, and test yields. Due to the complexity of our products, we periodically experience difficulties in achieving acceptable yields as even minor deviations in the manufacturing process can cause substantial manufacturing yield loss or even cause halts

in production. Our customers may also test our components once they have been assembled into their products. The number of usable products that result from our production process can fluctuate as a result of many factors, including the following:

- design errors;
- defects in photomasks, which are used to print circuits on wafers;
- minute impurities in materials used;
- contamination of the manufacturing environment;
- equipment failure or variations in the manufacturing processes;
- losses from broken wafers or other human error;
- defects in packaging; and
- issues and errors in testing.

Typically, for a given level of sales, when our yields improve, our gross margin improves. When our yields decrease, our unit costs are typically higher, our gross margin is lower and our profitability is adversely affected, any or all of which can harm our results of operations and lower our stock price.

We depend on third-party sales representatives and distributors for a material portion of our revenues.

We sell many of our products to customers through independent sales representatives and distributors, as well as through our direct sales force. We are unable to predict the extent to which our independent sales representatives and distributors will be successful in marketing and selling our products. Moreover, many of our independent sales representatives and distributors also market and sell competing products. Our relationships with our representatives and distributors typically may be terminated by either party at any time, and do not require them to buy any of our products. Sales to distributors accounted for 18.6% of our revenue in fiscal year 2013, and sales to our largest distributor, Richardson, represented 15.8% of our revenue in the same period. If our distributors cease doing business with us or fail to successfully market and sell our products, our ability to sustain and grow our revenue could be materially adversely affected.

Our internal and external manufacturing, assembly and test model subjects us to various manufacturing and supply risks.

We operate a semiconductor wafer processing and manufacturing facility at our headquarters in Lowell, Massachusetts. This facility is also our primary internal design, assembly and test facility. We maintain other internal assembly and test operation facilities as well, including leased sites in Long Beach, California and Hsinchu, Taiwan. We also use multiple external foundries for outsourced semiconductor wafer supply, as well as multiple domestic and Asian assembly and test suppliers to assemble and test our products. A number of factors will affect the future success of these internal manufacturing facilities and outsourced supply and service arrangements, including the following:

- the level of demand for our products;
- our ability to expand and contract our facilities and purchase commitments in a timely and cost-effective manner in response to changes in demand for our products;
- our ability to generate revenue in amounts that cover the significant fixed costs of operating our facilities;
- our ability to qualify our facilities for new products in a timely manner;
- the availability of raw materials, including GaAs substrates and high purity source materials such as gallium, aluminum, arsenic, indium and silicon;

- our manufacturing cycle times and yields;
- the political and economic risks associated with our reliance on outsourced Asian assembly and test suppliers;
- the location of our facilities and those of our outsourced suppliers;
- natural disasters impacting our facilities and those of our outsourced suppliers;
- our ability to hire, train, manage and retain qualified production personnel;
- our compliance with applicable environmental and other laws and regulations; and
- our ability to avoid prolonged periods of downtime or high levels of scrap in our and our suppliers' facilities for any reason.

We may experience difficulties in managing any future growth.

To successfully conduct business in a rapidly evolving market, we must effectively plan and manage any current and future growth. Our ability to do so will be dependent on a number of factors, including:

- maintaining access to sufficient manufacturing capacity to meet customer demands;
- arranging for sufficient supply of key raw materials and services to avoid shortages or supply bottlenecks;
- building out our administrative infrastructure at the proper pace to support any current and future sales growth while maintaining operating efficiencies;
- adhering to our high quality and process execution standards, particularly as we hire and train new employees and during periods of high volume;
- managing the various components of our working capital effectively;
- upgrading our operational and financial systems, procedures and controls, including improvement of our accounting and internal management systems; and
- maintaining high levels of customer satisfaction.

If we do not effectively manage any future growth, we may not be able to take advantage of attractive market opportunities, our operations may be impacted and we may experience delays in delivering products to our customers or damaged customer relationships, and achieve lower than anticipated revenue and decreased profitability.

We may not realize the expected benefits of our recent restructuring activities and other initiatives designed to reduce costs and increase revenue across our operations.

We have pursued a number of restructuring initiatives designed to reduce costs and increase revenue across our operations. These initiatives included reductions in our number of manufacturing facilities and significant workforce reductions in certain areas as we realigned our business. Additional initiatives included establishing certain operations closer in location to our global customers and evaluating functions that may be more efficiently performed through outsourcing arrangements. These initiatives have been substantial in scope and disruptive to some of our historical operations. We may not realize the expected benefits of these new initiatives. As a result of these initiatives, we have incurred restructuring or other charges and we may in the future experience disruptions in our operations, loss of personnel and difficulties in delivering products in a timely fashion. In fiscal years 2013, 2012 and 2011, we incurred restructuring charges of $1.0 million, $1.9 million and $1.5 million, respectively, consisting primarily of employee severance and related costs resulting from reductions in our workforce.

Our business could be harmed if systems manufacturers choose not to use components made of compound semiconductor materials we utilize.

Silicon semiconductor technologies are the dominant process technologies for the manufacture of ICs in high-volume, commercial markets and the performance of silicon ICs continues to improve. While we use silicon for some applications, we also often use compound semiconductor technologies such as GaAs, InP or GaN to deliver reliable operation at higher power, higher frequency or smaller form factor than a silicon solution has historically allowed. While these compound semiconductor materials offer high-performance features, it is generally more difficult to design and manufacture products with reliability and in volume using them. GaN and InP, in particular, are newer process technologies that do not have as extensive a track record of reliable performance in the field as many of the competing process technologies. Compound semiconductor technology tends to be more expensive than silicon technology due to its above-described challenges and the generally lower volumes at which parts in those processes tend to be manufactured relative to silicon parts for high-volume consumer applications.

System designers in some markets may be reluctant to adopt our non-silicon products or may be likely to adopt silicon products in lieu of our products if silicon products meeting their demanding performance requirements are available, because of:

- their unfamiliarity with designing systems using our products;
- their concerns related to manufacturing costs and yields;
- their unfamiliarity with our design and manufacturing processes; or
- uncertainties about the relative cost effectiveness of our products compared to high-performance silicon components.

We cannot be certain that additional systems manufacturers will design our compound semiconductor products into their systems or that the companies that have utilized our products will continue to do so in the future. Improvements in the performance of available silicon process technologies and solutions could result in a loss of market share on our part. If our products fail to achieve or maintain market acceptance for any of the above reasons, our results of operations will suffer.

We may incur material costs and our business may be interrupted in connection with consolidation and outsourcing initiatives.

We have a number of ongoing strategic initiatives aimed at reducing our long-term operating cost model, including the outsourcing of various manufacturing functions to third party suppliers and consolidation of our operations within existing facilities. While the goal of these actions is to reduce recurring fixed cost, there are associated restructuring charges and execution risks associated with these initiatives. Exiting a leased site may involve contractual or negotiated exit payments with the landlord, temporary holding over at an increased lease rate, costs to perform restoration work required by the lease, or associated environmental liability, any of which may be material in amount. For example, we paid $2.5 million in exit costs in connection with our exit from a former leased site in Santa Clara, California in September 2010. Consolidation of operations and outsourcing may involve substantial capital expenses and the transfer of manufacturing processes and personnel from one site to another, with resultant startup issues at the receiving site and need for re-qualification of the transitioned operations with major customers and for ISO or other certifications. We may experience shortages of affected products, delays and higher than expected expenses. Affected employees may be distracted by the transition or may seek other employment, which could cause our overall operational efficiency to suffer.

We are subject to risks from our international sales and operations.

We have operations in Europe, Asia and Australia, and customers around the world. As a result, we are subject to regulatory, geopolitical and other risks associated with doing business outside the U.S. global operations involve inherent risks, including currency controls, currency exchange rate fluctuations, tariffs,

required import and export licenses, associated delays and other related international trade restrictions and regulations.

The legal system in many of the regions where we conduct business can lack transparency in certain respects relative to that of the U.S. and can accord local government authorities a higher degree of control and discretion over business than is customary in the U.S. This makes the process of obtaining necessary regulatory approvals and maintaining compliance inherently more difficult and unpredictable. In addition, the protection accorded to proprietary technology and know-how under these legal systems may not be as strong as in the U.S., and, as a result, we may lose valuable trade secrets and competitive advantage. The cost of doing business in European jurisdictions can also be higher than in the U.S. due to exchange rates, local collective bargaining regimes and local legal requirements and norms regarding employee benefits and employer-employee relations, in particular.

Sales to customers located outside the U.S. accounted for 41.6%, 47.2% and 46.4% of our revenue for the fiscal years 2013, 2012 and 2011, respectively. We expect that revenue from international sales will continue to be a significant part of our total revenue. Because the majority of our foreign sales are denominated in U.S. dollars, our products become less price-competitive in countries with currencies that are low or are declining in value against the U.S. dollar. Also, we cannot be sure that our international customers will continue to accept orders denominated in U.S. dollars. If they do not, our reported revenue and earnings will become more directly subject to foreign exchange fluctuations. Some of our customer purchase orders and agreements are governed by foreign laws, which may differ significantly from U.S. laws. We may be limited in our ability to enforce our rights under such agreements and to collect amounts owed to us.

The majority of our assembly, packaging and test vendors are located in Asia. We generally do business with our foreign assemblers in U.S. dollars. Our manufacturing costs could increase in countries with currencies that are increasing in value against the U.S. dollar. Also, our international manufacturing suppliers may not continue to accept orders denominated in U.S. dollars. If they do not, our costs will become more directly subject to foreign exchange fluctuations. From time to time we may attempt to hedge our exposure to foreign currency risk by buying currency contracts or otherwise, and any such efforts involve expense and associated risk that the currencies involved may not behave as we expect, and we may lose money on such hedging strategies or not properly hedge our risk.

In addition, if terrorist activity, armed conflict, civil, economic or military unrest, or political instability occurs in the U.S. or other locations, such events may disrupt our manufacturing, assembly, logistics, security and communications, and could also result in reduced demand for our products. We have in the past and may again in the future experience difficulties relating to employees traveling in and out of countries facing civil unrest or political instability and with obtaining travel visas for our employees. Major health pandemics could also adversely affect our business and our customer order patterns. We could also be affected if labor issues disrupt our transportation arrangements or those of our customers or suppliers. There can be no assurance that we can mitigate all identified risks with reasonable effort. The occurrence of any of these events could have a material adverse effect on our operating results.

Our business could be adversely affected if we experience product returns, product liability and defects claims.

Our products are complex and frequently operate in high-performance, challenging environments. We may not be able to anticipate all of the possible performance or reliability problems that could arise with our products after they are released to the market. If such problems occur or become significant, we may experience reduced revenue and increased costs related to product recalls, inventory write-offs, warranty or damage claims, delays in, cancellations of, or returns of product orders, and other expenses. The many materials and vendors used in the manufacture of our products increase the risk that some defects may escape detection in our manufacturing process and subsequently affect our customers, even in the case of long-standing product designs. Our use of newly-developed or less mature semiconductor process technologies, such as GaN and InP, which have a less extensive track record of reliability in the field than other more mature process technologies, also increases the

risk of performance and reliability problems. These matters have arisen in our operations from time to time in the past, have resulted in significant net costs to us per occurrence, and will likely occur again in the future. The occurrence of defects could result in product returns and liability claims, reduced product shipments, the loss of customers, the loss of or delay in market acceptance of our products, harm to our reputation, diversion of management's time and resources, lower revenue, higher expenses and reduced profitability. Any warranty or other rights we may have against our suppliers for quality issues caused by them may be more limited than those our customers have against us, based on our relative size, bargaining power, or otherwise. In addition, even if we ultimately prevail, such claims could result in costly litigation, divert management's time and resources, and damage our customer relationships.

We also face exposure to potential liability resulting from the fact that some of our customers integrate our products into consumer products such as automobiles or mobile communication devices, which are then sold to consumers in the marketplace. We may be named in product liability claims even if there is no evidence that our products caused a loss. Product liability claims could result in significant expenses in connection with the defense of such claims and possible damages. In addition, we may be required to participate in a recall if our products prove to be defective. Any product recall or product liability claim brought against us, particularly in high-volume consumer markets, could have a material negative impact on our reputation, business, financial condition or results of operations.

The outcome of litigation in which we have been named as a defendant is unpredictable and an adverse decision in any such matter could subject us to damage awards and lower the market price of our stock.

From time to time we are a defendant in litigation matters such as those described in Part II. Item 1, "Legal Proceedings" of this report. These and any other future disputes, litigations, investigations, administrative proceedings or enforcement actions we may be involved in may divert financial and management resources that would otherwise be used to benefit our operations, result in negative publicity and harm our customer or supplier relationships. Although we intend to contest such matters vigorously, we cannot assure you that their outcome will be favorable to us. An adverse resolution of any such matter in the future, including the results of any amicable settlement, could subject us to material damage awards or settlement payments or otherwise materially harm our business.

Our financial results may be adversely affected by increased tax rates and exposure to additional tax liabilities.

Our effective tax rate is highly dependent upon the geographic composition of our worldwide earnings and tax regulations governing each region, each of which can change from period to period. We are subject to income taxes in both the U.S. and various foreign jurisdictions, and significant judgment is required to determine our worldwide tax liabilities. Our effective tax rate as well as the actual tax ultimately payable could be adversely affected by changes in the amount of our earnings attributable to countries with differing statutory tax rates, changes in the valuation of our deferred tax assets, changes in tax laws or tax rates (particularly in the U.S. or Ireland), increases in non-deductible expenses, the availability of tax credits, material audit assessments or repatriation of non-U.S. earnings, each of which could materially affect our profitability. Any significant increase in our effective tax rates could materially reduce our net income in future periods and decrease the value of your investment in our common stock.

Changes in tax laws are introduced from time to time to reform U.S. taxation of international business activities. Depending on the final form of legislation enacted, if any, these consequences may be significant for us due to the large scale of our international business activities. If any of these proposals are enacted into legislation, they could have material adverse consequences on the amount of tax we pay and thereby on our financial position and results of operations.

Our limited ability to protect our proprietary information and technology may adversely affect our ability to compete.

Our future success and ability to compete is dependent in part upon our protection of our proprietary information and technology through patent filings and otherwise. We cannot be certain that any patents we apply for will be issued or that any claims allowed from pending applications will be of sufficient scope or strength to provide meaningful protection or commercial advantage. Our competitors may also be able to design around our patents. The laws of some countries in which our products are or may be developed, manufactured or sold, may not protect our products or intellectual property rights to the same extent as U.S. laws, increasing the possibility of piracy of our technology and products. Although we intend to vigorously defend our intellectual property rights, we may not be able to prevent misappropriation of our technology.

In addition, we rely on trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities. We try to protect this information by entering into confidentiality agreements with employees and other parties. We cannot be sure that these agreements will be adequate and will not be breached, that we would have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

Additionally, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. Patent litigation is expensive, and our ability to enforce our patents and other intellectual property is limited by our financial resources and is subject to general litigation risks. If we seek to enforce our rights, we may be subject to claims that the intellectual property rights are invalid, are otherwise not enforceable or are licensed to the party against whom we assert a claim. In addition, our assertion of intellectual property rights could result in the other party seeking to assert alleged intellectual property rights of its own against us, which is a frequent occurrence in such litigations.

If we fail to comply with export control regulations we could be subject to substantial fines or other sanctions, including loss of export privileges.

Certain of our products are subject to the Export Administration Regulations, administered by the Department of Commerce, Bureau of Industry Security, which require that we obtain an export license before we can export products or technology to specified countries. Other products are subject to the International Traffic in Arms Regulations, which restrict the export of information and material that may be used for military or intelligence applications by a foreign person. We are also subject to U.S. import regulations and the import and export regimes of other countries in which we operate. Failure to comply with these laws could result in sanctions by the government, including substantial monetary penalties, denial of export privileges and debarment from government contracts. Export and import regulations may create delays in the introduction of our products in international markets or prevent the export or import of our products to certain countries or customers altogether. Any change in export or import regulations or related legislation, shift in approach by regulators to the enforcement or scope of existing regulations, changes in the interpretation of existing regulations by regulators or change in the countries, persons or technologies targeted by such regulations, could harm our business by resulting in decreased use of our products by, or our decreased ability to export or sell our products to, existing or potential customers with international operations. In addition, our sale of our products to or through third-party distributors, resellers and sales representatives creates the risk that any violation of these laws they may engage in may cause disruption in our markets or otherwise bring liability on us.

We face risks associated with government contracting.

Some of our revenue is derived from contracts with agencies of the U.S. government or subcontracts with its prime contractors. Under some of our government subcontracts, we are required to maintain secure facilities and to obtain security clearances for personnel involved in performance of the contract, in compliance with applicable federal standards. If we were unable to comply with these requirements, or if personnel critical to our

performance of these contracts were to lose their security clearances, we might be unable to perform these contracts or compete for other projects of this nature, which could adversely affect our revenue.

We may need to modify our activities or incur substantial costs to comply with environmental laws, and if we fail to comply with environmental laws we could be subject to substantial fines or be required to change our operations.

We are subject to a variety of international, federal, state and local governmental regulations directed at preventing or mitigating climate change and other environmental harms, as well as to the storage, discharge, handling, generation, disposal and labeling of toxic or other hazardous substances used to manufacture our products. If we fail to comply with these regulations, substantial fines could be imposed on us, and we could be required to suspend production, alter manufacturing processes, cease operations, or remediate polluted land, air or groundwater, any of which could have a negative effect on our sales, income and business operations. Failure to comply with environmental regulations could subject us to civil or criminal sanctions and property damage or personal injury claims. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or build new facilities, or require us to acquire additional expensive equipment, modify our manufacturing processes, or incur other substantial expenses which could harm our business, financial condition and results of operations. In addition, under some of these laws and regulations, we could be held financially responsible for remedial measures if our properties or those nearby are contaminated, even if we did not cause the contamination. We have incurred in the past and may in the future incur environmental liability based on the actions of prior owners, lessees or neighbors of sites we have leased or may lease in the future, or sites we become associated with due to acquisitions. We cannot predict:

- changes in environmental or health and safety laws or regulations;
- the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted;
- our ability to enforce and collect under any indemnity agreements and insurance policies relating to environmental liabilities; or
- the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

In addition to the costs of complying with environmental, health and safety requirements, we may in the future incur costs defending against environmental litigation brought by government agencies, lessors at sites we currently lease or have been associated with in the past and other private parties. We may be defendants in lawsuits brought by parties in the future alleging environmental damage, personal injury or property damage. A significant judgment or fine levied against us, or agreed settlement payment, could materially harm our business, financial condition and results of operations.

Environmental regulations such as the WEEE and RoHS directives limit our flexibility and may require us to incur material expense.

Various countries require companies selling a broad range of electrical equipment to conform to regulations such as the Waste Electrical and Electronic Equipment (WEEE) and the European Directive 2002/95/Ec on restriction of hazardous substances (RoHS). New environmental standards such as these could require us to redesign our products in order to comply with the standards, require the development of compliance administration systems or otherwise limit our flexibility in running our business or require us to incur substantial compliance costs. For example, RoHS requires that certain substances be removed from most electronic components. The WEEE directive makes producers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. We have already invested significant resources into complying with these regimes, and further investments may be required. Alternative designs implemented in response to regulation may be more costly to produce, resulting in an adverse

effect on our gross profit margin. If we cannot develop compliant products in a timely fashion or properly administer our compliance programs, our revenue may also decline due to lower sales, which would adversely affect our operating results. Further, if we were found to be non-compliant with any rule or regulation, we could be subject to fines, penalties and/or restrictions imposed by government agencies that could adversely affect our operating results.

Customer demands and new regulations related to "conflict" minerals may force us to incur additional expenses and liabilities.

In August 2012, the SEC adopted its final rule to implement Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act regarding disclosure and reporting requirements for companies who use "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries in their products. In the semiconductor industry, these minerals are most commonly found in metals used in the manufacture of semiconductor devices and related assemblies. These new requirements could adversely affect our ability to source related minerals and metals and increase our related cost. We will face difficulties and increased expense associated with complying with the disclosure requirements, such as costs related to determining the source of any conflict minerals used in our products. Also, since our supply chain is complex, and some suppliers may be unwilling to share related confidential information regarding the source of their products, we may face reputational challenges if we are unable to sufficiently verify the origins of the subject minerals and metals. Moreover, we may encounter challenges to satisfy any related requirements of our customers, which may be different from or more onerous than the requirements of the related SEC rule. If we cannot satisfy these customers, they may choose a competitor's products or may choose to disqualify us as a supplier, and we may have to write off inventory in the event that it becomes unsalable as a result of these regulations.

Our revolving credit facility could result in outstanding debt with a claim to our assets that is senior to that of our stockholders, and may have other adverse effects on our results of operations.

As of September 27, 2013, we have a revolving credit facility with a syndicate of lenders with a potential future borrowing availability of up to $300.0 million, subject to compliance with financial and other covenants. As of September 27, 2013, we had no outstanding borrowings under the revolving credit facility. However, we currently intend to draw approximately $214 million on the revolving credit facility to partially fund the Mindspeed Acquisition. The facility is secured by a first priority lien on substantially all of our assets. The amount of our indebtedness could have important consequences, including the following:

- our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be limited;
- no proceeds will be available for distribution to our stockholders in a sale or liquidation until any balance on the line is repaid in full;
- we may be more vulnerable to economic downturns, less able to withstand competitive pressures and less flexible in responding to changing business and economic conditions;
- cash flow from operations will be allocated to the payment of the principal of, and interest on, any outstanding indebtedness; and
- we cannot assure you that our business will generate sufficient cash flow from operations or other sources to enable us to meet our payment obligations under the facility and to fund other liquidity needs.

Our revolving credit facility also contains certain restrictive covenants that may limit or eliminate our ability to incur additional debt, sell, lease or transfer our assets, pay dividends, make capital expenditures, investments and loans, make acquisitions, guarantee debt or obligations, create liens, enter into transactions with our affiliates, enter into new lines of business and enter into certain merger, consolidation or other reorganizations transactions. These restrictions could limit our ability to withstand downturns in our business or the economy in

general or to take advantage of business opportunities that may arise, any of which could place us at a competitive disadvantage relative to our competitors that are not subject to such restrictions. If we breach a loan covenant, the lenders could either refuse to lend funds to us or accelerate the repayment of any outstanding borrowings under the revolving credit facility. In addition, the lenders could either refuse to lend funds to us or accelerate the repayment of any outstanding borrowings under the revolving credit facility if a person acquires more than 35% of our outstanding equity securities. We might not have sufficient assets to repay such indebtedness upon a default. If we are unable to repay the indebtedness, the lenders could initiate a bankruptcy proceeding against us or collection proceedings with respect to our assets securing the facility, which could materially decrease the value of our common stock.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

As a holding company, we derive substantially all of our cash flow from our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments or distributions to meet our operating needs. Legal and contractual restrictions in any existing and future outstanding indebtedness we or our subsidiaries incur may limit our ability to obtain cash from our subsidiaries. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us.

Variability in self-insurance liability estimates could impact our results of operations.

We self-insure for employee health insurance and workers' compensation insurance coverage up to a predetermined level, beyond which we maintain stop-loss insurance from a third-party insurer. Our aggregate exposure varies from year to year based upon the number of participants in our insurance plans. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Our accruals for insurance reserves reflect these estimates and other management judgments, which are subject to a high degree of variability. If the number or severity of claims for which we self-insure increases, it could cause a material and adverse change to our reserves for self-insurance liabilities, as well as to our earnings.

We may be subject to liabilities based on alleged links between the semiconductor manufacturing process and certain illnesses and birth defects.

In recent years, there has been increased media scrutiny and associated reports regarding a potential link between working in semiconductor manufacturing clean room environments and birth defects and certain illnesses, primarily cancer. Regulatory agencies and industry associations have begun to study the issue to determine if any actual correlation exists. Because we utilize clean rooms, we may become subject to liability claims alleging personal injury. In addition, these reports may also affect our ability to recruit and retain employees. A significant judgment against us or material defense costs could harm our reputation, business, financial condition and results of operations.

We rely on third parties to provide corporate infrastructure services necessary for the operation of our business. Any failure of one or more of our vendors to provide these services could have a material adverse effect on our business.

We rely on third-party vendors to provide critical corporate infrastructure services, including, among other things, certain services related to information technology, network development and monitoring, and human resources. We depend on these vendors to ensure that our corporate infrastructure will consistently meet our business requirements. The ability of these third-party vendors to successfully provide reliable, high quality services is subject to technical and operational uncertainties that are beyond our control. While we may be entitled to damages if our vendors fail to perform under their agreements with us, our agreements with these vendors limit the amount of damages we may receive. In addition, we do not know whether we will be able to

collect on any award of damages or that any such damages would be sufficient to cover the actual costs we would incur as a result of any vendor's failure to perform under its agreement with us. Any failure of our corporate infrastructure could have a material adverse effect on our business, financial condition and results of operations. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Risks Relating to Ownership of our Common Stock

The market price of our common stock may be volatile, which could result in substantial losses for investors.

You should consider an investment in our common stock risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. In addition to the risks described in this report, other factors that may cause the market price of our common stock to fluctuate include:

- changes in general economic, industry and market conditions;
- domestic and international economic factors unrelated to our performance;
- actual or anticipated fluctuations in our quarterly operating results;
- changes in or failure to meet publicly disclosed expectations as to our future financial performance, as was the case in August 2012 when the trading price of our common stock declined approximately 21% on the day following our public announcement of lower than expected revenue, gross margin and business outlook figures;
- changes in securities analysts' estimates of our financial performance or lack of research and reports by industry analysts;
- changes in market valuations or earnings of similar companies;
- addition or loss of significant customers;
- announcements by us or our competitors, customers or suppliers of significant products, contracts, acquisitions, strategic partnerships or other events;
- developments or disputes concerning patents or proprietary rights, including any injunction issued or material sums paid for damage awards, settlement payments, license fees, attorney's fees or other litigation expenses associated with intellectual property lawsuits we may initiate, or in which we may be named as defendants;
- failure to complete significant sales;
- developments concerning current or future strategic alliances or acquisitions;
- any future sales of our common stock or other securities; and
- additions or departures of directors, executives or key personnel.

Furthermore, the stock markets recently have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline. If one or more of these analysts cease their coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Our common stock price may decline if a substantial number of shares are sold in the market by our stockholders.

Future sales of substantial amounts of shares of our common stock by our existing stockholders in the public market, or the perception that these sales could occur, may cause the market price of our common stock to decline. Increased sales of our common stock in the market for any reason could exert significant downward pressure on our stock price. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

Some of our stockholders can exert control over us, and they may not make decisions that reflect our interests or those of other stockholders.

Our largest stockholders control a significant amount of our outstanding common stock. As of September 27, 2013, John and Susan Ocampo beneficially owned 53.8% of our common stock and certain investment funds affiliated with Summit Partners, L.P. owned 20.4% of our common stock on an as-converted basis. As a result, these stockholders will be able to exert a significant degree of influence over our management and affairs and control over matters requiring stockholder approval, including the election of our directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of us and might affect the market price of our securities. In addition, the interests of these stockholders may not always coincide with your interests or the interests of other stockholders.

We may engage in future capital-raising transactions that dilute our stockholders or cause us to incur debt.

We may issue additional equity, debt or convertible securities to raise capital in the future. If we do, existing stockholders may experience significant further dilution. In addition, new investors may demand rights, preferences or privileges that differ from, or are senior to, those of our existing stockholders. Our incurrence of indebtedness could limit our operating flexibility and be detrimental to our results of operations.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

Having become a public company in 2012, we will incur significant legal, accounting and other expenses in future years that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act, as well as related rules and regulations implemented by the SEC and NASDAQ. In addition, our management team will have to adapt to the requirements of being a public company. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage than used to be available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting and evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. If our management identifies one or more material weaknesses in our internal control over financial reporting during this process, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective, or, when required in the future, if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price. We cannot assure you that we will not have deficiencies or weaknesses in our internal control over financial reporting in the future.

We may also rely on external consultants to supplement our internal controls. For example, we partly rely on external consultants to supplement our internal control over financial reporting in connection with our accounting for income taxes and other complex accounting and financial matters, some of which require significant technical accounting expertise or require significant judgment. Use of external consultants involves additional risk that our external consultants may not perform as expected, or that coordination between our internal and external resources may not be adequate, resulting in one or more procedures not being performed or reviewed as planned, or one or more errors not being identified and corrected. If we do not effectively manage our external consultants or if they fail to perform as expected or fail to provide an adequate level of expertise in certain areas, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and the accuracy and completeness of our financial reports could be compromised, which could adversely affect our stock price.

As an emerging growth company, we have elected to delay adoption of new or revised accounting standards, and thus our financial statements may not be comparable to those of most other companies. In addition, we are entitled to utilize other reduced disclosure and governance requirements applicable to emerging growth companies.

Pursuant to the JOBS Act, as an emerging growth company, we have elected to take advantage of an extended transition period for any new or revised accounting standards that may be issued by the Financial Accounting Standards Board (FASB) or the SEC, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can delay adoption of the standard until it applies to private companies. This may make a comparison of our financial statements with any other public company that is not an emerging growth company difficult, as they may be applying different standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile and could decline.

As an emerging growth company, we also intend to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to provide the auditor attestation report otherwise required by Section 404 of the Sarbanes-Oxley Act with respect to our internal control over financial reporting, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may utilize these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company for up to five years, subject to certain conditions. We cannot predict if investors will find our common stock less attractive because we rely on these exemptions.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company that stockholders may consider beneficial and may adversely affect the price of our stock.

Provisions of our fourth amended and restated certificate of incorporation and second amended and restated bylaws may discourage, delay or prevent a merger, acquisition or change of control that a stockholder may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include authorizing the issuance of "blank check" preferred stock, staggered elections of directors, and establishing advance notice requirements for nominations for election to the board of directors and for proposing matters to be submitted to a stockholder vote. Provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with our company or obtaining control of our company. Specifically, Section 203 of the Delaware General Corporate Law may prohibit business combinations with stockholders owning 15% or more of our outstanding voting stock and could reduce our value.

We do not intend to pay dividends for the foreseeable future.

We do not intend to pay any cash dividends on our common stock in the foreseeable future. The payment of cash dividends is restricted under the terms of the agreements governing our indebtedness. In addition, because we are a holding company, our ability to pay cash dividends may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing our indebtedness. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We are a "controlled company" within the meaning of the rules of the NASDAQ Stock Market, and, as a result, will qualify for, and will rely on, exemptions from certain corporate governance requirements. Our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

John and Susan Ocampo control a majority of the voting power of our outstanding common stock. We are a "controlled company" within the meaning of the corporate governance standards of the Nasdaq Stock Market. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of the board of directors consist of independent directors;
- the requirement that the listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;
- the requirement that the listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- the requirement for an annual performance evaluation of the nominating and governance and compensation committees.

We currently are a "controlled company", currently plan to rely on the exemption regarding the requirement that a majority of the board of directors consist of independent directors in the future, and may utilize any or all of these exemptions from time to time in the future. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

For additional information regarding property, plant and equipment by geographic region for each of the last two fiscal years, see Notes to Consolidated Financial Statements in Item 8 of this Annual Report.

Our principal executive offices are located in a leased facility in Lowell, Massachusetts. We also maintain leased facilities for our design centers located in Massachusetts, California, Ireland, the United Kingdom and Australia as well as for our administrative, assembly and test operations located in Taiwan, and our local sales offices in China, India and South Korea. We do not own any real property. We believe that our leased facilities are adequate for our present operations. The following is a list of our main facilities and their primary functions.

Site	Major Activity	Square Footage	Lease Expiration
Lowell, Massachusetts	Administration, Wafer Fabrication, Assembly and Test, Research and Development, Sales and Marketing	157,000	December 2022
Long Beach, California	Administration, Assembly and Test, Research and Development, Sales and Marketing	25,317	January 2018

ITEM 3. LEGAL PROCEEDINGS.

From time to time we may be subject to commercial disputes, employment issues, claims by other companies in the industry that we have infringed their intellectual property rights and other similar claims and litigations. Any such claims may lead to future litigation and material damages and defense costs. Other than as set forth below, we were not involved in any material pending legal proceedings as of the filing date of this Annual Report on Form 10-K.

Suits By and Against GigOptix. In April 2011, GigOptix, Inc. (GigOptix) filed a complaint and subsequently a first amended complaint (Complaint) in the Santa Clara County Superior Court against us, our subsidiary Optomai, and five employees (Ex-Employees) who had previously worked for GigOptix. GigOptix alleged that three of the Ex-Employees began conceptualizing a new business venture in 2009 (which would later become Optomai) before resigning from their employment with GigOptix, and that they used confidential information of GigOptix in their new business. The Complaint sought unspecified damages, attorneys' fees and costs, and injunctive relief for alleged breach of employment-related agreements, trade secret misappropriation and other related alleged torts by the employee defendants, Optomai and, following our April 2011 acquisition of Optomai, us.

In July 2011, GigOptix sought a temporary restraining order and thereafter an injunction on the same grounds, both of which were denied by the court. In August 2011, GigOptix amended its Complaint for the second time to delete its causes of action for negligent and intentional interference with economic advantage and unfair competition, leaving the following causes of action to be adjudicated: (i) breach of duty of loyalty against the Ex-Employees only, (ii) breach of contract against the Ex-Employees only, (iii) misappropriation of trade secrets against all defendants, and (iv) unfair business practices against all defendants. Each side has served and responded to written discovery requests, produced documents and conducted witness depositions.

On July 30, 2012, GigOptix filed and served a renewed motion for preliminary injunction, which was argued before the court on September 13, 2012. After considering evidence presented by the parties, including witness and expert testimony and forensic evidence, the court denied GigOptix's renewed motion for preliminary injunction on September 18, 2012. The parties participated in a non-binding mediation of their dispute on

December 20, 2012, but did not resolve the issues. In January 2013, the plaintiff's claims were voluntarily dismissed as to two of the five individual Ex-Employee defendants and the court set a date for a trial beginning August 26, 2013, which was subsequently re-set by the court for September 23, 2013. On July 26, 2013, the court heard motions brought by all defendants to stay the case on the basis that certain individual defendants are being investigated by the United States Attorneys' Office for the Northern District of California, and consequently may be unavailable to testify and rebut allegations made in the civil complaint. On July 30, 2013, the court denied the defendants' stay motions.

On August 22, 2013, we filed a complaint against GigOptix in the U.S. District Court for the Northern District of California alleging infringement of U.S. Patent Nos. 6,348,992 and 6,361,717. The complaint sought damages, attorneys' fees and costs, and injunctive relief against GigOptix's continued infringement of the patents, and also includes an allegation that GigOptix's infringement has been willful. On September 13, 2013, GigOptix answered the complaint and denied infringement of both patents. GigOptix asserted several affirmative defenses, including some based on alleged conduct by the previous owner of the patents. GigOptix also asserted counterclaims for a declaratory judgment of non-infringement and invalidity of the patents.

In September 2013, as a result of a mediation, the parties to each of the above suits entered into a global confidential settlement of all pending lawsuits between them, pursuant to which the parties filed joint requests with the relevant courts to fully and finally dismiss both cases, with prejudice, neither party admitted liability to the other, and we made a one-time settlement payment of $7.25 million to GigOptix.

CSR Matter. In January 2013, CSR Technology Inc. ("CSR") filed a complaint against us in the Massachusetts Superior Court for Suffolk County alleging breach of contract, breach of the implied covenant of good faith and fair dealing, misrepresentation, deceptive business practices and unfair competition, all relating to our purported failure to honor an alleged minimum purchase commitment contract with respect to certain semiconductor chips previously supplied by CSR for use in our automotive module product. The complaint claims alleged damages of $2.2 million and asks for attorney's fees and other remedies. We filed an answer to the complaint on January 28, 2013. The parties are proceeding with discovery and document production. We intend to continue to defend the lawsuit vigorously.

Mindspeed Tender Offer Litigation. Between November 7, 2013 and November 20, 2013, eleven purported class action lawsuits were filed on behalf of Mindspeed stockholders against various defendants including Mindspeed, its directors, us, our wholly-owned subsidiary, Micro Merger Sub, Inc., and unnamed "John Doe" defendants in connection with the proposed Merger. Those cases are captioned *Marchese v. Mindspeed Technologies, Inc., et al.*, Case No. 30-2013-00686181-CU-BT-CXC (Cal. Super. Ct., Orange Cnty., Nov. 7, 2013); *Iacobellis V. Decker, et al.*, Case No. 30-2013-00686796-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 7 2013); *Pogal v. Mindspeed Technologies, Inc., et al.*, Case No. 9076-VCN (Del. Ch. Ct. Nov. 12, 2013); *Hoffman v. Mindspeed Technologies, Inc., et al.*, Case No. 30-2013-00687029-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 12, 2013); *Swain v. Mindspeed Technologies, Inc., et al.*, Case No. 30-2013-00687498-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 12, 2013); *Miller v. Mindspeed Technologies, Inc., et al.*, Case No. 30-2013-00687951-CU-BT-CXC (Cal. Super. Ct., Orange Cnty., Nov. 13, 2013); *Durand v. Decker, et al.*, Case No. 9080 (Del. Ch. Ct. Nov. 14, 2013); *Tassa v. Mindspeed Technologies, Inc., et al.*, Case No. 9096 (Del. Ch. Ct. Nov. 15, 2013); *Feuerstein v. Mindspeed Technologies, Inc., et al.*, Case No. 9101 (Del. Ch. Ct. Nov. 18, 2013); *Hoffman v. Mindspeed Technologies, Inc., et al.*, Case No. 9105 (Del. Ch. Ct. Nov. 19, 2013); and *Vinciguerra v. Mindspeed Technologies, Inc., et al.*, Case No. 9107 (Del. Ch. Ct. Nov. 20, 2013). The complaints allege, generally, that the Mindspeed director defendants breached their fiduciary duties to Mindspeed stockholders, and that the other defendants aided and abetted such breaches, by seeking to sell Mindspeed through an allegedly defective process, for an unfair price, and on unfair terms. The lawsuits seek, among other things, equitable relief that would enjoin the consummation of the proposed merger, rescission of the proposed merger (to the extent the proposed merger has already been consummated), damages, and attorneys' fees and costs.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock has been listed on the NASDAQ Global Select Market under the symbol "MTSI" since March 15, 2012. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sale prices of our common stock on the NASDAQ Global Select Market. The number of stockholders of record of our common stock as of November 15, 2013 was approximately 24.

The high and low sales prices of our common stock in fiscal 2013 and fiscal 2012 (since our IPO in March 2012) follows:

	High	Low
Fiscal Year 2013:		
First quarter	$15.00	$10.01
Second quarter	17.00	13.58
Third quarter	16.14	12.45
Fourth quarter	17.28	13.35
Fiscal Year 2012:		
Second quarter (From March 15, 2012)	$22.43	$19.00
Third quarter	22.25	13.07
Fourth quarter	18.99	10.16

We have not paid cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future.

Our revolving credit facility also contains restrictions on our ability to pay cash dividends, subject to certain exceptions.

Stock Price Performance Graph

The following graph shows a comparison from March 15, 2012 (the date our common stock commenced trading on NASDAQ) through September 27, 2013 of the total cumulative return of our common stock with the total cumulative return of the NASDAQ Composite Index and the PHLX Semiconductor Index. The amounts represented below assume an investment of $100 in our common stock at the closing price of $20.55 on March 15, 2012 and in the NASDAQ Composite Index and the PHLX Semiconductor Index on the closest month end date of February 29, 2012, and assume reinvestment of dividends. The comparisons in the graph are historical and are not intended to forecast or be indicative of possible future performance of our common stock.


COMPARISON OF 18 MONTH CUMULATIVE TOTAL RETURN*
Among M/A-COM Technology Solutions Holdings, Inc., the NASDAQ Composite Index, and the PHLX Semiconductor Index
$140
$120
$100
$80
$60
$40
3/15/12
3/30/12
6/29/12
9/28/12
12/28/12
3/29/13
6/28/13
9/27/13
M/A-COM Technology Solutions Holdings, Inc
NASDAQ Composite
PHLX Semiconductor
*$100 invested on 3/15/12 in stock or 2/29/12 in index, including reinvestment of dividends.
Index calculated on month-end basis.

	March 15, 2012	March 30, 2012	June 29, 2012	September 28, 2012	December 28, 2012	March 29, 2013	June 28, 2013	September 27, 2013
M/A-COM Technology Solutions Holdings, Inc.	$100.00	$100.92	$90.02	$ 61.80	$ 72.65	$ 78.20	$ 71.05	$ 83.75
NASDAQ Composite Index	$100.00	$104.27	$99.24	$105.67	$102.60	$111.99	$117.31	$131.19
PHLX Semiconductor Index	$100.00	$104.90	$92.93	$ 93.68	$ 96.87	$105.90	$109.78	$116.39

Issuer Purchases of Equity Securities

Period	Total Number of Shares (or Units) Purchased (1)	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
June 29, 2013 — July 26, 2013	—	$ —	—	—
July 27, 2013 — August 23, 2013	—	—	—	—
August 24, 2012 — September 27, 2013	179	16.36	—	—
Total	179	$16.36	—	—

(1) In 2011, our Board of Directors approved "withhold to cover" as a tax payment method for vesting of restricted stock awards for our employees. Pursuant to an election for "withhold to cover" made by our employees in connection with the vesting of such awards, all of which were outside of a publicly-announced repurchase plan, we withheld from such employees the shares noted in the table above to cover tax withholding related to the vesting of their awards. The average prices listed in the above table are averages of the fair market prices at which we valued shares withheld for purposes of calculating the number of shares to be withheld.

ITEM 6. SELECTED FINANCIAL DATA.

You should read the following selected financial data in conjunction with our consolidated financial statements and related notes, as well as Item 1A. "Risk Factors" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

We were incorporated in March 2009 and completed the MACOM Acquisition on March 30, 2009. We acquired Mimix on May 28, 2010. Because we and Mimix had the same majority owner since our incorporation, we present in this Annual Report combined financial statements in a manner similar to a pooling-of-interests. Because our majority owner acquired control of Mimix before acquiring control of us, we treat Mimix as our accounting acquirer for financial statement presentation purposes. Accordingly, our financial statements are presented as if the Mimix Merger occurred on the date of our incorporation in March 2009, the date in which we came under common control with Mimix, and the financial statements for periods prior to March 30, 2009 reflect only the operations of Mimix. We believe the financial results prior to March 30, 2009 are not comparable to our financial results for subsequent periods because they reflect only the operations of Mimix.

We derived (i) the statements of operations data for the fiscal years 2013, 2012 and 2011, and (ii) the balance sheet data as of September 27, 2013 and September 28, 2012, from our audited consolidated financial statements, which appear elsewhere in this Annual Report. We derived the statements of operations data for the fiscal years 2010 and 2009 and balance sheet data as of September 30, 2011, October 1, 2010 and October 2, 2009 from our audited consolidated financial statements, which do not appear elsewhere in this Annual Report. We adopted a 52-or 53-week fiscal year ending on the Friday closest to September 30.

The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Fiscal Years				
	2013	2012	2011	2010	2009
	(in thousands, except per share data)				
Statements of Operations Data:					
Revenue	$318,718	$302,203	$310,295	$260,297	$102,718
Cost of revenue	179,019	167,301	178,435	166,554	77,171
Gross profit	139,699	134,902	131,860	93,743	25,547
Operating expenses:					
Research and development	40,631	35,817	36,121	25,795	13,553
Selling, general and administrative	50,242	44,754	48,103	45,860	25,601
Litigation settlement	7,250	—	—	—	—
Contingent consideration	(577)	(3,922)	210	2,000	2,800
Restructuring charges	950	1,862	1,499	2,234	5,100
Total operating expenses	98,496	78,511	85,933	75,889	47,054
Income (loss) from operations	41,203	56,391	45,927	17,854	(21,507)
Other (expense) income:					
Gain on bargain purchase	—	—	—	—	27,073
Warrant liability (expense) gain (1)	(4,312)	3,175	(5,080)	—	—
Class B conversion liability expense (2)	—	(44,119)	(39,737)	—	—
Interest expense	(817)	(695)	(1,561)	(2,323)	(1,699)
Other income — related party	372	185	—	—	—
Other (expense) income, net	(4,757)	(41,454)	(46,378)	(2,323)	25,374
Income (loss) before income taxes	36,446	14,937	(451)	15,531	3,867
Income tax provision (benefit)	9,135	15,953	1,319	8,996	(124)
Income (loss) from continuing operations	27,311	(1,016)	(1,770)	6,535	3,991
Income from discontinued operations	—	—	754	494	198
Net income (loss)	27,311	(1,016)	(1,016)	7,029	4,189
Less: net income attributable to noncontrolling interest in a subsidiary	—	—	—	195	23
Net income (loss) attributable to controlling interest	27,311	(1,016)	(1,016)	6,834	4,166
Accretion to redemption value of redeemable preferred stock and participating stock dividends (3)	—	(2,616)	(80,452)	(6,298)	(3,559)
Net income (loss) attributable to common stockholders	$ 27,311	$ (3,632)	$ (81,468)	$ 536	$ 607
Basic income (loss) per common share:					
Income (loss) from continuing operations	$ 0.59	$ (0.15)	$ (54.63)	$ 0.01	$ 0.04
Income from discontinued operations	—	—	0.50	0.04	0.01
Net income (loss) — basic	$ 0.59	$ (0.15)	$ (54.13)	$ 0.05	$ 0.05
Diluted income (loss) per common share:					
Income (loss) from continuing operations	$ 0.58	$ (0.15)	$ (54.63)	$ —	$ 0.04
Income from discontinued operations	—	—	0.50	0.04	0.01
Net income (loss) — diluted	$ 0.58	$ (0.15)	$ (54.13)	$ 0.04	$ 0.05
Shares used to compute net income (loss) per common share:					
Basic	45,916	24,758	1,505	11,880	13,202
Diluted	47,137	24,758	1,505	12,586	13,342

	As of				
	September 27, 2013	September 28, 2012	September 30, 2011	October 1, 2010	October 2, 2009
Consolidated Balance Sheet Data *(in thousands)*:					
Cash and cash equivalents	$110,446	$ 84,528	$ 45,668	$ 23,946	$ 15,358
Working capital	194,347	157,307	89,426	56,955	46,313
Total assets	304,231	268,073	211,268	164,836	153,315
Note payable	—	—	—	30,000	30,191
Class B conversion liability	—	—	81,378	—	—
Convertible and redeemable preferred stock	—	—	182,018	—	—
Stockholders' equity (deficit)	236,824	199,458	(144,837)	44,655	37,215

Dividends of $0.63 per share, $0.81 per share and $2.44 per share were paid to the record holders as of January 4, 2011 of our Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and common stock, respectively, aggregating $80 million.

---

(1) Represents changes in the fair value of common stock warrants recorded as liabilities and adjusted each reporting period to fair value.

(2) Represents changes in the fair value of certain features of our Class B convertible preferred stock that were recorded as liabilities and adjusted each reporting period to fair value. This liability was settled in connection with the IPO in March 2012.

(3) In fiscal year 2011, includes $76.2 million of dividends declared and paid in January 2011 to holders of our Series A-1 and A-2 convertible preferred stock.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this Annual Report on Form 10-K. In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially and adversely from those referred to herein due to a number of factors, including but not limited to those described below and in Item 1A "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

OVERVIEW

We are a leading provider of high-performance analog semiconductor solutions for use in wireless and wireline applications across the radio frequency (RF), microwave and millimeterwave spectrum. We leverage our system-level expertise to design and manufacture differentiated, high-value products for customers who demand high performance, quality and reliability. The diversity and depth of our business across technologies, products, applications, end markets and geographies provide us with opportunities for growth and enable us to develop broad relationships with our customers. We offer over 2,700 standard and custom devices, which include integrated circuits (ICs), multi-chip modules, power pallets and transistors, diodes, switches and switch limiters, passive and active components and complete subsystems, across 37 product lines serving over 6,000 end customers in four large primary markets with opportunities for long-term future growth. Our semiconductor products are electronic components that our customers incorporate into their larger electronic systems, such as point-to-point radios, radar, automobile navigation systems, CATV set-top boxes, magnetic resonance imaging systems and unmanned aerial vehicles. Our primary markets are Networks, which includes CATV, cellular backhaul, cellular infrastructure and fiber optic applications; Aerospace and Defense (A&D); Automotive, which includes global positioning system (GPS) modules sold to the automotive industry; and Multi-market, which includes industrial, medical, mobile communications and scientific applications. Commencing in fiscal year 2013, we separated the products sold in our Automotive market from Multi-market in presenting our revenue by market for the current and historical periods due to its growing significance to our overall business. We have one reportable operating segment, semiconductors.

History and Basis of Presentation

M/A-COM Technology Solutions Holdings, Inc. was incorporated in the State of Delaware on March 25, 2009 and on March 30, 2009, acquired 100% of the outstanding stock of M/A-COM Technology Solutions Inc. and M/ACOM Technology Solutions (Cork) Limited and the related M/A-COM brand, which we refer to as the MACOM Acquisition. We acquired Mimix Holdings, Inc. (Mimix), a supplier of high-performance GaAs semiconductors, on May 28, 2010 and Optomai, Inc. (Optomai), a developer of ICs and modules for fiber optic networks, on April 25, 2011.

We have a 52-or 53-week fiscal year ending on the Friday closest to September 30. Fiscal years 2013, 2012 and 2011 each had 52 weeks.

Recent Developments

On November 5, 2013, we entered into an Agreement and Plan of Merger (the Merger Agreement) with Micro Merger Sub, Inc., our wholly-owned subsidiary (Purchaser), and Mindspeed Technologies, Inc. (Mindspeed), pursuant to which we will acquire Mindspeed (Mindspeed Acquisition). Mindspeed is a supplier of semiconductor solutions for communications infrastructure applications.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, on November 19, 2013, we and Purchaser commenced a cash tender offer (the Offer) to purchase all of the outstanding shares of common stock, par value $0.01, of Mindspeed at a purchase price of $5.05 per share, net to the seller in cash,

without interest, less any applicable withholding taxes. The Offer will expire at 12:00 midnight at the end of December 17, 2013, unless the Offer is extended. Upon completion of the Offer, and subject to the terms and conditions of the Merger Agreement and pursuant to Section 251(h) of the Delaware General Corporation Law, Purchase will merger with and into Mindspeed, with Mindspeed as the surviving corporation and a wholly-owned subsidiary of us. There can be no assurance that we will close the Mindspeed Acquisition or realize any of the expected benefits and synergies from the acquisition.

Description of Our Revenue, Cost of Revenue and Expenses

Revenue. Substantially all of our revenue is derived from sales of high-performance analog semiconductor solutions for use in wireless and wireline applications across the RF, microwave and millimeterwave spectrum. We design, integrate, manufacture and package differentiated product solutions that we sell to customers through our direct sales organization, our network of independent sales representatives and our distributors.

We believe the primary drivers of our future revenue growth will include:

- early customer engagement with our lead customers to develop products and solutions that can be driven across multiple growth markets;
- leveraging our core strength and leadership position in standard, catalog products that service many end applications;
- increasing content of our semiconductor solutions in our customers' systems through cross-selling of our 37 product lines;
- introduction of, and the market's reception to, new products that command higher prices based on the application of advanced technologies such as Gallium Nitride (GaN) added features, higher levels of integration and improved performance; and
- growth in the market for high-performance analog semiconductors generally, and in our four primary markets in particular.

Our core strategy is to develop innovative, high-performance products that address our customers' most difficult technical challenges in our primary markets: Networks, A&D, Automotive and Multi-market. While sales in any or all of our primary markets may slow or decline from period to period, over the long term we generally expect to benefit from strength in these markets.

We expect growth in the Networks market to be primarily driven by continued upgrades and expansion of communications equipment to support expansion in Internet traffic, driven by the proliferation of mobile computing devices such as smartphones and tablets coupled with bandwidth rich services such as video on demand and cloud computing.

We expect growth in the A&D market to be driven by the upgrading of radar applications and battlefield communications devices designed to improve situational awareness. Growth in this market is subject to changes in governmental programs and budget funding, which is difficult to predict.

We expect continued strength in the Automotive market, subject to fluctuations in our largest customer's market share and overall macroeconomic conditions.

The Multi-market is our most diverse market, and we expect steady growth over the long term in this market for our multi-purpose catalog products.

We believe GaN technology will be a key long-term enabler in growth applications across a number of our commercial and defense-related markets, and that we are well-positioned to differentiate ourselves from competitors in the GaN market in the future by providing customers with a secure, dual source supply chain for high performance GaN devices.

Cost of revenue. Cost of revenue consists primarily of the cost of semiconductor wafers and other materials used in the manufacture of our products, and the cost of assembly and testing of our products, whether performed by our internal manufacturing personnel or outsourced vendors. Cost of revenue also includes costs associated with personnel engaged in our manufacturing operations, such as wages and share-based compensation expense, as well as costs and overhead related to our manufacturing operations, including lease occupancy and utility expense related to our manufacturing operations, depreciation, production computer services and equipment costs, and the cost of our manufacturing quality assurance and supply chain activities. Further, cost of revenue includes the impact of warranty and inventory adjustments, including write-downs for excess and obsolete inventory as well as amortization of intangible assets related to acquired technology.

One of our objectives is to increase our gross margin, which is our gross profit expressed as a percentage of our revenue. We seek to introduce high-performance products that are valued by our customers for their ability to address technically challenging applications, rather than commoditized products used in high-volume applications where cost, rather than performance, is the highest priority. We also strive to continuously reduce our costs and to improve the efficiency of our manufacturing operations.

Our gross margin in any period is significantly affected by industry demand and competitive factors in the markets into which we sell our products. Gross margin is also significantly affected by our product mix, that is, the percentage of our revenue in that period that is attributable to relatively higher or lower-margin products. Additional factors affecting our gross margin include fluctuations in the cost of wafers and materials, including precious metals, utilization of our wafer fabrication operation, or fab, level of usage of outsourced manufacturing, assembly and test services, changes in our manufacturing yields, changes in foreign currencies and numerous other factors, some of which are not under our control. As a result of these or other factors, we may be unable to maintain or increase our gross margin in future periods and our gross margin may fluctuate from period to period.

While our gross margin may fail to grow or may decline from period to period, over the long-term we generally expect continued improvement in our gross margin as we complete our restructuring and other cost savings initiatives, execute on our new product development and sales and marketing strategies and experience higher volumes.

Research and development. Research and development (R&D) expense consists primarily of costs relating to our employees engaged in the design and development of our products and technologies, including wages and share-based compensation. R&D expense also includes costs for consultants, facilities, services related to supporting computer design tools used in the engineering and design process, prototype development and project materials. We expense all research and development costs as incurred. We have made a significant investment in R&D since March 2009 and expect to generally maintain or increase the dollar amount of R&D investment in future periods, although amounts may increase or decrease in any individual period.

Selling, general and administrative. Selling, general and administrative (SG&A) expense consists primarily of costs of our executives, sales and marketing, finance, human resources and administrative organizations, including wages and share-based compensation. SG&A expense also includes professional fees, sales commissions paid to independent sales representatives, costs of advertising, trade shows, marketing, promotion, travel, occupancy and equipment costs, computer services costs, costs of providing customer samples and amortization of certain intangible assets relating to customer relationships.

Contingent consideration. We have partially funded the acquisition of businesses through contingent earn-out consideration in which we have agreed to pay contingent amounts to the previous owners of acquired businesses based upon those businesses achieving contractual milestones. We record these obligations as liabilities at fair value and any changes in fair value are reflected in our earnings.

Restructuring charges. Restructuring expense consists of severance and related costs incurred in connection with reductions in staff relating to initiatives designed to lower our manufacturing and operating costs.

Other income (expense). Other income (expense) consists of our common stock warrant liability expense and/or gain, our Class B conversion liability expense that was settled in March 2012, interest expense and income from our administrative and business development services agreement with GaAs Labs, which is an affiliate of our directors and majority stockholders John and Susan Ocampo.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of financial statements, in conformity with generally accepted accounting principles in the U.S. (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we re-evaluate our judgments and estimates. We base our estimates and judgments on our historical experience and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and material effects on our operating results and financial position may result. The accounting policies described below are those which our management believes involve the most significant application of judgment, or involve complex estimation.

As discussed in Part I, Item 1A. "Risk Factors", as an emerging growth company and pursuant to Section 102(6)(1) of the JOBS Act, we have elected to delay adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and thus our financial statements may not be comparable to those of other companies that comply with public company effective dates.

Revenue recognition. We recognize revenue when: (i) there is persuasive evidence that an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the fee is fixed or determinable; and (iv) collectability is reasonably assured. We defer the recognition of revenue, and the related costs, from sales to distributors under agreements providing for rights of return and price protection until such time as our products are sold by the distributors to their customers. We do not provide customers other than distributors the right to return product, with the exception of warranty related matters, which are discussed below. Accordingly, we do not generally maintain a reserve for sales returns.

Inventory. Inventory is stated at the lower of cost or market. We use a combination of standard cost and moving weighted-average cost methodologies to determine the cost basis for inventories, approximating a first-in, first-out basis. The standard cost of finished goods and work-in-process inventory is composed of material, labor and manufacturing overhead, which approximates actual cost. In addition to stating inventory at the lower of cost or market, we also evaluate inventory each quarter for excess quantities and obsolescence, establishing reserves when necessary based upon historical experience, assessment of economic conditions and expected demand. Estimating demand is inherently difficult, particularly given the cyclical nature of the semiconductor industry, and can result in excess or obsolete inventory. Once we write down inventory to its estimated net realizable value, we establish a new cost basis for that inventory and do not increase its carrying value due to subsequent changes in demand forecasts. Accordingly, if inventory previously written down is subsequently sold, we may realize higher than normal gross margin on these transactions. Neither inventory write-downs nor sales of previously written down inventory had a material impact on our operating results for any period presented in this Annual Report.

Share-based compensation. We provide share-based compensation awards to our directors, officers and employees as incentives in the form of options to purchase our common stock (stock options), restricted shares of our common stock (restricted stock) and units representing the right to receive common stock (restricted stock units), typically subject to a time-based or performance-based vesting restriction. We measure compensation cost for such awards based upon fair value on the date of grant, and recognize this cost as expense over the service

period the awards are expected to vest, net of estimated forfeitures. The fair value of restricted stock and units is determined based on the excess of the estimated fair value of our common stock on the date of grant over the price paid or payable for the shares, which is generally zero. The fair value of stock options is determined using the Black-Scholes option-pricing model. We recognize the compensation expense associated with share-based awards on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The determination of fair value of share-based awards utilizing the Black-Scholes model is affected by the fair value of our common stock as of the time of grant and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

Determining the appropriate fair value model and calculating the fair value of share-based awards requires significant judgment and the use of assumptions which may differ materially from actual results. Actual results, and future changes in estimates, may differ substantially from our current estimates.

Fair value measurements. We measure financial assets and liabilities at fair value. Fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, we group financial assets and liabilities in a three-tier fair value hierarchy. This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, we measure certain financial assets and liabilities at fair value.

The fair values of the contingent consideration liabilities are estimated based upon a risk-adjusted present value of the probability-weighted expected payments by us. Specifically, we consider base, upside and downside scenarios for the operating metrics upon which the contingent payments are to be based. Probabilities were assigned to each scenario and the probability-weighted payments are discounted to present value using risk-adjusted discount rates.

For periods prior to March 2012, the fair value of the common stock warrants was estimated based upon a present value of the probability-weighted expected investment returns to the holders. The Company weighted various scenarios of possible investment returns to the holders over the terms of the contracts, such as upon a sale of the Company and upon an initial public offering of its common stock, using a range of potential outcomes. Using the scenarios developed, management considered the likely timing and method of exercise of the warrants and investment returns to the holders. Where a settlement was considered likely in the near term, the probable settlement amounts were weighted. Where the time to exercise was expected to be longer, a Black-Scholes option pricing model was used to estimate the fair value of the warrants, giving consideration to remaining contractual life, expected volatility and risk free rates. The probability-weighted expected settlement of the warrant was discounted to the present using a risk adjusted discount rate. Following the completion of the IPO the fair value of the common stock warrants has been estimated using a Black-Scholes option pricing model giving consideration to the quoted market price of the common stock on that date, expected lives of the awards, expected volatility during those lives and risk free rates of interest. The change in approach to estimation results from the Company's IPO in March 2012 and the availability of a quoted market price for the common stock underlying the warrants.

The fair values of the Class B conversion liabilities were estimated based upon a consideration of the estimated fair value of the underlying common stock into which the Class B convertible preferred stock is convertible, and the expected preferential payments pursuant to the terms of the securities. We estimated the fair value of the common stock by using the same probability-weighted scenarios in estimating the fair value of the warrants. For each potential scenario, the value to the Class B convertible stock was estimated relative to the existing preferences. The amount in excess of the liquidation preferences, if any, was then probability-weighted and discounted to the present using a risk adjusted discount rate. The Class B conversion liabilities were settled upon the closing of the Company's IPO in March 2012.

These estimates include significant judgments about potential future liquidity events and actual results could materially differ and have a material impact upon the values of the recorded liabilities. Any changes in the estimated fair values of the liabilities in the future will be reflected in our earnings and such changes could be material.

Income taxes. We periodically assess the likelihood that our deferred tax assets will be recovered from our future income, and, to the extent we believe that it is more likely than not our deferred tax assets will not be recovered, we must establish a valuation allowance against our deferred tax'assets. In making this assessment, we consider available positive and negative evidence. Conclusions reached are subject to significant judgments that are dependent upon changes in facts and circumstance.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, our statement of operations data (in thousands):

	Fiscal Years		
	2013	2012	2011
Revenue	$318,718	$302,203	$310,295
Cost of revenue (1)	179,019	167,301	178,435
Gross profit	139,699	134,902	131,860
Operating expenses:			
Research and development (1)	40,631	35,817	36,121
Selling, general and administrative (1)(4)	50,242	44,754	48,103
Litigation settlement	7,250	—	—
Contingent consideration	(577)	(3,922)	210
Restructuring charges	950	1,862	1,499
Total operating expenses	98,496	78,511	85,933
Income from operations	41,203	56,391	45,927
Other (expense) income:			
Warrant liability (expense) income (2)	(4,312)	3,175	(5,080)
Class B conversion liability expense (3)	—	(44,119)	(39,737)
Interest expense (1)	(817)	(695)	(1,561)
Other income — related party	372	185	—
Other (expense) income, net	(4,757)	(41,454)	(46,378)
Income (loss) before income taxes	36,446	14,937	(451)
Income tax provision	9,135	15,953	1,319
Income (loss) from continuing operations	27,311	(1,016)	(1,770)
Income from discontinued operations	—	—	754
Net income (loss)	$ 27,311	$ (1,016)	$ (1,016)

(1) Amortization expense related to intangible assets arising from acquisitions, non-cash compensation expense and amortization of deferred financing costs included in our consolidated statements of operations is set forth below (in thousands):

	Fiscal Years		
	2013	2012	2011
Amortization expense:			
Cost of revenue	$1,900	$1,988	$1,588
Selling, general and administrative	1,260	1,317	1,069
Non-cash compensation expense: (a)			
Cost of revenue	1,039	715	335
Research and development	1,688	979	258
Selling, general and administrative	3,369	2,068	964
Amortization of deferred financing costs — interest expense	321	271	765

(a) Includes (i) share-based compensation expense and (ii) incentive compensation amounts payable by the previous owner of the MACOM Business to certain of our employees in connection with the sale of such business to us and recorded in our financial statements in a manner similar to share-based compensation.

(2) Represents changes in the fair value of common stock warrants recorded as liabilities and adjusted each reporting period to fair value.

(3) Represents changes in the fair value of certain features of our Class B convertible preferred stock that were recorded as liabilities and adjusted each reporting period to fair value. The liabilities were settled in connection with the IPO in March 2012.

(4) Includes Optomai litigation costs of $2.6 million incurred in fiscal year 2013 and $484,000 in fiscal year 2012.

The following table sets forth, for the periods indicated, our statement of operations data expressed as a percentage of our revenue:

	Fiscal Years		
	2013	2012	2011
Revenue	100.0%	100.0%	100.0%
Cost of revenue	56.2	55.4	57.5
Gross profit	43.8	44.6	42.5
Operating expenses:			
Research and development	12.7	11.9	11.6
Selling, general and administrative	15.8	14.8	15.5
Litigation settlement	2.3		
Contingent consideration	(0.2)	(1.3)	0.1
Restructuring charges	0.3	0.6	0.5
Total operating expenses	30.9	26.0	27.7
Income from operations	12.9	18.7	14.8
Other (expense) income:			
Warrant liability expense (income)	(1.4)	1.1	(1.6)
Class B conversion liability expense	—	(14.6)	(12.8)
Interest expense	(0.3)	(0.2)	(0.5)
Other income-related party	0.1	0.1	—
Other (expense) income, net	(1.5)	(13.7)	(14.9)
Income (loss) before income taxes	11.4	4.9	(0.1)
Income tax provision	2.9	5.3	0.4
Income (loss) from continuing operations	8.6	(0.3)	(0.6)
Income from discontinued operations	—	—	0.2
Net income (loss)	8.6%	(0.3)%	(0.3)%

Comparison of Fiscal Year Ended September 27, 2013 to Fiscal Year Ended September 28, 2012

Revenue. Our revenue increased $16.5 million, or 5.5%, to $318.7 million for fiscal year 2013 from $302.2 million for fiscal year 2012. The increase in revenue was primarily due to continued strength in our Automotive market as well as strength in sales of our optical and broadband catalog products. These increases were partially offset by lower revenue from our A&D market and Multi-market, which we believe primarily reflects fluctuations in demand in A&D and a continued ramp down of certain higher volume consumer targeted products.

Revenue from our primary markets, the percentage of change between the years, and revenue by primary markets expressed as a percentage of total revenue were (in thousands, except percentages):

	Fiscal Years		
	2013	2012	% Change
Networks	$ 83,743	$ 83,379	0.4%
A&D	86,985	95,009	(8.4)%
Multi-market	63,622	70,428	(9.7)%
Automotive	84,368	53,387	58.0%
Total	$318,718	$302,203	
Networks	26.3%	27.6%	
A&D	27.3%	31.4%	
Multi-market	20.0%	23.3%	
Automotive	26.5%	17.7%	
Total	100.0%	100.0%	

In fiscal year 2013, our Networks market revenue was flat compared to fiscal year 2012. We experienced increased revenue from strength in sales of our optical products, which was offset by lower revenue from sales of our CATV products and a slowdown in capital spending by telecommunications operators for cellular infrastructure and wireless backhaul applications.

In fiscal year 2013, our A&D market revenue decreased by $8.0 million compared to fiscal year 2012. We attribute this decrease primarily to weaker demand for satellite communications applications and continued weaker overall market demand for tactical and public safety radios, as well as in certain legacy radar programs.

In fiscal year 2013, our Multi-market revenues decreased $6.8 million compared to fiscal year 2012. We attribute this decrease primarily to a continued ramp down of certain higher volume consumer targeted products, partially offset by higher revenue from sales of our catalog products for general market demand.

In fiscal year 2013, our Automotive market revenues increased by $31.0 million compared to fiscal year 2012. We attribute this growth primarily to adoption by our largest automotive customer of our GPS modules across the majority of its domestic fleet as well as further penetration into the international market.

Gross margin. Gross margin was 43.8% for fiscal year 2013 compared with 44.6% for fiscal year 2012. Gross margin in fiscal year 2013 compared to fiscal year 2012 was negatively impacted by unfavorable manufacturing variances, as well as increases in manufacturing supplies, inventory provisions, depreciation and warranty costs. These were partially offset by lower payroll and related costs, a refinement in the estimation process we use to capitalize material and manufacturing variances to inventory to better reflect our current business, as well as lower external services expenses. The unfavorable manufacturing variances were primarily a result of the aforementioned ramp down of higher volume consumer targeted products.

Research and development. R&D expense increased $4.8 million, or 13.4%, to $40.6 million, or 12.7% of our revenue, in fiscal year 2013 compared with $35.8 million, or 11.9% of our revenue, in fiscal year 2012.

Research and development costs in fiscal year 2013 increased as compared to fiscal year 2012 primarily as a result of increases in cash and non-cash compensation, foundry purchases and engineering supplies.

Selling, general and administrative. SG&A expense increased $5.5 million, or 12.3%, to $50.2 million, or 15.8% of our revenue, for fiscal year 2013 compared with $44.8 million, or 14.8% of our revenue, for fiscal year 2012. The increase was primarily due to increased litigation related professional fees, a charge of $1.3 million pertaining to restoration of a leased facility that was exited in fiscal year 2012 as well as increases in cash and non-cash employee compensation, partially offset by lower bad debt expense.

Litigation settlement. We paid and expensed $7.3 million in connection with the global settlement of all claims and litigation between us and GigOptix in September 2013.

Contingent consideration. Contingent consideration resulted in a gain of $0.6 million for fiscal year 2013 compared with gain of $3.9 million for fiscal year 2012. Contingent consideration is a result of changes in the fair value of the contingent consideration we expect to pay related to acquisitions. The gains in both fiscal years resulted primarily from the reversal of previously recorded contingent consideration in connection with our April 2011 acquisition of Optomai. As of September 27, 2013, we have no remaining contingent consideration arrangements.

Restructuring charges. Restructuring charges were $1.0 million for fiscal year 2013 compared with $1.9 million for fiscal year 2012. The restructuring charge in the 2012 period related to a reduction of staffing during the period and represents severance and related benefits that we paid in fiscal years 2012 and 2013.

In April 2013, we implemented a restructuring plan to further reduce manufacturing and operating costs through a reduction of staffing. This restructuring plan resulted in a charge of $1.0 million, representing the full cost of the actions and consisting of direct and incremental costs related to severance and outplacement fees for terminated employees. These costs are expected to be paid through the first quarter of fiscal year 2014.

Income from operations. Income from operations decreased $15.2 million, or 26.9%, to $41.2 million, or 12.9% of our revenue, for fiscal year 2013 compared with $56.4 million, or 18.7%, of our revenue for fiscal year 2012.

Warrant liability. We recorded an expense of $4.3 million for fiscal year 2013 compared to a gain of $3.2 million for fiscal year 2012. The changes relate to the changes in the estimated fair value of common stock warrants we issued in December 2010, which we carry as a liability at fair value.

Interest expense. Interest expense was $0.8 million for fiscal year 2013, compared with $0.7 million for fiscal year 2012 and represents the fees we pay for the unused portion of our revolving line of credit as well as amortized financing costs.

Other income—related party. In fiscal years 2013 and 2012, we billed GaAs Labs $0.4 million and $0.2 million, respectively, for services provided pursuant to our administrative and business development services agreement with it and have recorded the amount as other income.

Provision for income taxes. The provision for income taxes was $9.1 million for fiscal year 2013 as compared to $16.0 million for fiscal year 2012. The provision for income taxes and the effective income tax rates decreased primarily due to increases in the 2013 period in the amount of income taxed in foreign jurisdictions at generally lower tax rates as well as due to the impact of a retroactive U.S. research and development tax credit that had previously expired on December 31, 2011 and was reinstated as part of The American Taxpayer Relief Act of 2012 enacted on January 2, 2013, resulting in a larger benefit being recognized during fiscal year 2013.

The difference between the U.S. federal statutory income tax rate of 35% and the Company's effective income tax rates for fiscal years 2013 and 2012 was driven primarily by changes in fair values of the warrant

liability and, in fiscal year 2012, the Class B conversion liability, neither of which are deductible nor taxable for tax purposes, income taxed in foreign jurisdictions at generally lower tax rates, partially offset by U.S. state income taxes, and, in fiscal year 2013, a benefit relating to the retroactive reinstatement of the U.S. research and development tax credits, and, in fiscal year 2012, a $1.7 million deferred income tax benefit resulting from a change in the deferred income tax liability related to acquired intangible assets. The U.S. research and development tax credit, which had previously expired on December 31, 2011, was reinstated as part of The American Taxpayer Relief Act of 2012 enacted on January 2, 2013.

Comparison of Fiscal Year Ended September 28, 2012 to Fiscal Year Ended September 30, 2011

Revenue. Our revenue decreased $8.1 million, or 2.6%, to $302.2 million for fiscal year 2012 from $310.3 million for fiscal year 2011. The decrease in revenue was primarily due to softer demand in our Networks market, which we believe reflects a slowdown in capital spending by telecommunications operators, driven by a weak macroeconomic environment. This decline was partly offset by growth in sales of Multi-market products targeted to automotive applications and to a lesser degree growth in sales of A&D products targeted to satellite datalink applications.

Revenue from our primary markets, the percentage of change between the years, and revenue by primary markets expressed as a percentage of total revenue were (in thousands, except percentages):

	Fiscal Years		
	2012	2011	% Change
Networks	$ 83,379	$ 93,974	(11.3)%
A&D	95,009	94,227	0.8%
Multi-Market	70,428	86,007	(18.1)%
Automotive	53,387	36,087	47.9%
Total	$302,203	$310,295	
Networks	27.6%	30.3%	
A&D	31.4%	30.4%	
Multi-Market	23.3%	27.7%	
Automotive	17.7%	11.6%	
Total	100.0%	100.0%	

In fiscal year 2012, our Networks market revenue decreased by $10.6 million compared to fiscal year 2011. The decrease was attributable primarily to a slowdown in capital spending by telecommunications operators for mobile communications backhaul and cellular infrastructure equipment, partially offset by growth in sales of our CATV, broadband, and optical products.

In fiscal year 2012, our A&D market revenue increased by $0.8 million compared to fiscal year 2011. We attribute this growth to increased demand for satellite datalink products, partially offset by weaker demand for radar applications and weaker overall market demand for tactical and public safety radios in fiscal year 2012.

In fiscal year 2012, our Multi-market revenues decreased by $15.6 million compared to fiscal year 2011. We attribute this primarily to weaker demand for our general purpose products through our distribution channels.

In fiscal year 2012, our Automotive revenues increased by $17.3 million compared to fiscal year 2011. We attribute this growth primarily to adoption by our largest automotive customer of our GPS modules across the majority of its domestic fleet.

Gross margin. Gross margin was 44.6% for fiscal year 2012 compared with 42.5% for fiscal year 2011. The increase in gross margin was primarily due to lower manufacturing expenses of $13.0 million in fiscal year 2012,

partially offset by the impact of lower volume and increased third-party manufacturing costs, pricing and product mix, all as compared to fiscal year 2011. The lower manufacturing expenses in fiscal year 2012 were primarily driven by outsourcing activities, which led to lower manufacturing payroll and spending.

Research and development. R&D expense decreased $0.3 million, or 0.8%, to $35.8 million, or 11.9% of our revenue, in fiscal year 2012 compared with $36.1 million, or 11.6% of our revenue, in fiscal year 2011. The decrease was primarily driven by increases in foreign research funding grants and credits, partially offset by increases in non-cash compensation to existing staff and new product development activities that required increases in staff, facility costs, design tools and engineering prototype materials.

Selling, general and administrative. SG&A expense decreased $3.3 million, or 7.0%, to $44.8 million, or 14.8% of our revenue, for fiscal year 2012 compared with $48.1 million, or 15.5% of our revenue, for fiscal year 2011. The decrease in fiscal year 2012 was primarily related to reductions in professional fees supporting the preparation and audits of historical financial statements, as well as reduced travel and promotional expenses. In addition, the decrease in fiscal 2012 was attributable to reduced payroll expenses resulting from restructuring actions taken during the previous fiscal years and in fiscal year 2012. These decreases were partially offset by increased non-cash compensation to existing staff, increased facility costs as we expanded our physical presence worldwide to facilitate our sales and marketing strategies, increased litigation costs and increased professional fees and related costs incurred as a new public company in fiscal 2012.

Contingent consideration. Contingent consideration resulted in a gain of $3.9 million for fiscal year 2012 compared with expense of $0.2 million for fiscal year 2011. Contingent consideration is a result of changes in the fair value of the contingent consideration we expect to pay related to acquisitions. The gain in fiscal year 2012 resulted primarily from changes in our expectations about the potential payments we may make in connection with our April 2011 acquisition of Optomai.

Restructuring charges. Restructuring charges were $1.9 million for fiscal year 2012 compared with $1.5 million for fiscal year 2011. The restructuring charges in fiscal year 2012 related to a reduction of staffing and represents severance and related benefits that we expect to provide through the second quarter of fiscal year 2013. The restructuring charges in fiscal year 2011 also related to a reduction of staffing and represented severance and related benefits that were paid in fiscal years 2011 and 2012.

Income from operations. Income from operations increased $10.5 million, or 22.8%, to $56.4 million, or 18.7% of our revenue, for fiscal year 2012 compared with $45.9 million, or 14.8%, of our revenue for fiscal year 2011. The increase in income from operations was primarily attributable to a gain from contingent consideration and improved gross margins and other cost reduction activities that reduced operating expenses in fiscal year 2012 compared to fiscal year 2011, partially offset by increases in non-cash compensation and amortization in fiscal year 2012.

Warrant liability. We recognized a gain of $3.2 million for fiscal year 2012 compared to an expense of $5.1 million for fiscal year 2011. The changes relate to the changes in the estimated fair value of common stock warrants we issued in December 2010, which we carry as a liability at fair value.

Class B conversion liability expense. Class B conversion liability expense was $44.1 million for fiscal year 2012 compared to $39.7 million for fiscal year 2011. The changes relate to the changes in the estimated fair value of certain features of our Class B convertible preferred stock (Class B) issued in December 2010, which we carried as a liability at fair value from the issuance date through March 20, 2012, the date we completed the IPO. Upon completion of the IPO, all of our preferred stock, including our Class B, was converted to common stock. In connection with the IPO in March 2012, we paid $60.0 million to the former holders of our Class B as a preference payment. The conversion of the Class B and the payment of the preference amount settled the Class B conversion liability in full.

Interest expense. Interest expense decreased $0.9 million to $0.7 million for fiscal year 2012, compared with $1.6 million for fiscal year 2011. The decrease was a result of repayment of our previously outstanding debt in December 2010. Interest expense includes amortization of deferred financing costs of $0.3 million and $0.8 million for fiscal year 2012 and fiscal year 2011, respectively.

Other income—related party. In fiscal year 2012, we billed GaAs Labs $0.2 million for services provided pursuant to our administrative and business development services agreement with GaAs Labs and have recorded the amount as other income.

Provision for income taxes. The difference between the U.S. federal statutory income tax rate of 35% and our effective income tax rates for fiscal years 2012 and 2011 was driven primarily by an aggregate of $40.9 million and $44.8 million, respectively, of expense related to changes in fair values of our Class B conversion and common stock warrant liabilities, which are not taxable, and, for fiscal year 2012, a $1.6 million deferred income tax benefit resulting from a change in the deferred income tax liability related to acquired intangible assets. Fiscal year 2011 was also impacted by a benefit of $16.7 million resulting from a reduction in the valuation allowance against deferred income tax assets.

LIQUIDITY AND CAPITAL RESOURCES

As of September 27, 2013, we held $110.4 million of cash and cash equivalents, all deposited with financial institutions. Cash from operations was $36.8 million in fiscal 2013, of which the principal components were net income of $27.3 million, plus non-cash expense of $18.9 million, partially offset by unfavorable changes in operating assets and liabilities of $9.4 million. Increases in accounts receivable and prepaid and other assets of $8.8 million and $4.7 million as well as a decrease in accounts payable of $3.5 million were partially offset by decreases in inventory of $3.5 million and increases in accrued and other liabilities, income taxes and deferred revenue of $4.7 million, $3.7 million and $1.0 million respectively. In addition, in fiscal year 2013, we paid Cobham $6.0 million as a third and final earn-out payment, $5.3 million of which is reflected as a reduction of cash from operations and the remaining $0.7 million of which is reflected as a reduction of cash from financing activities.

Cash used in investing activities was $12.7 million in fiscal year 2013, which primarily consisted $11.8 million of purchases of property and capital equipment, including renovation of leased facilities as well as production and manufacturing equipment and tooling as well as engineering equipment and software tools. In addition we used $897,000 to purchase certain intangible assets.

Cash from financing activities was $1.8 million in fiscal year 2013. Proceeds from stock option exercises, employee stock purchases and excess tax benefits related to restricted stock awards totaled $4.0 million during the period. Financing and offering costs totaled $1.5 million and the previously mentioned Cobham payment reflected as financing activity totaled $0.7 million.

In July 2013, we entered into a long term technology licensing and transfer agreement that calls for potential payments by us of up to $9.0 million through July 2016 based upon the achievement of specified milestones. In connection with this arrangement, we expect capital expenditures to increase in fiscal year 2014.

We have a revolving credit facility with up to $300.0 million in borrowing availability maturing in September 2018. Borrowings under the revolving credit facility bear a variable interest rate. The revolving credit facility is secured by a first priority lien on substantially all of our assets and provides that we must comply with certain financial and non-financial covenants. We were in compliance with all financial and non-financial covenants under the revolving credit facility as of September 27, 2013 and had no outstanding borrowings under the revolving credit facility as of that date. We currently anticipate that we will draw approximately $214 million on our revolving credit facility to partially fund the Mindspeed Acquisition. We intend to use cash on hand to fund the remainder of the Mindspeed Acquisition.

In connection with the MACOM Acquisition, we agreed to pay Cobham up to $30.0 million in the aggregate in the form of an earn-out based on our achievement of revenue targets through September 2012 whereby we made payments of $8.8 million, $15.0 million and $6.0 million to Cobham in fiscal years 2011, 2012, and 2013 in full satisfaction of all earn-out amounts due under the arrangement.

We also entered into an earn-out arrangement in connection with our purchase of Optomai in April 2011. Pursuant to the arrangement, as amended, we agreed to pay the stockholders and option holders of Optomai an earn-out amount based on our achievement of certain revenue, product release and contribution margin targets from sales of products utilizing Optomai intellectual property through September 2013. We have not made any earn-out payments pursuant to this agreement nor are any further amounts potentially payable pursuant to this agreement.

The undistributed earnings of our foreign subsidiaries are permanently reinvested since we do not intend to repatriate such earnings. We believe the decision to permanently reinvest these earnings will not have a significant impact on our liquidity. As of September 27, 2013, cash held by our foreign subsidiaries was $12.5 million, which, along with cash generated from foreign operations, is expected to be used in the support of international growth and working capital requirements.

We plan to use our available cash and cash equivalents for general corporate purposes, including working capital. We may also use a portion of our cash and cash equivalents for the acquisition of, or investment in, complementary technologies, design teams, products and companies. We believe that our cash and cash equivalents and cash generated from operations will be sufficient to meet our working capital requirements for at least the next 12 months. We may supplement our liquidity from time to time through capital raising activities in the future, including through the sale of equity and debt securities or other debt financing. There is no assurance that we will be successful in raising funds in these capital raising activities no terms acceptable to us, or at all.

OFF-BALANCE SHEET ARRANGEMENTS

We have no significant contractual obligations not fully recorded on our consolidated balance sheet or fully disclosed in the notes to our consolidated financial statements. We have no material off-balance sheet arrangements as defined in SEC Regulation S-K Item 303(a)(4)(ii).

CONTRACTUAL OBLIGATIONS

The following is a summary of our contractual payment obligations for consolidated debt, purchase agreements, operating leases, other commitments and long-term liabilities as of September 27, 2013 (in thousands):

	Payments Due By Period				
Obligation	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Operating Lease Obligations (1)	$18,371	$3,298	$5,474	$3,987	$5,612
Purchase Commitments (2)	4,352	4,352	—	—	—
	$22,723	$7,650	$5,474	$3,987	$5,612

(1) We have non-cancelable operating lease agreements for office, research, development, and manufacturing space in the U.S. and foreign locations. We also have operating leases for certain equipment, automobiles and services. These lease agreements expire at various dates through 2022, and certain agreements contain provisions for extension at substantially the same terms as currently in effect.

(2) In the normal course of business, we enter into supply arrangements with certain of our suppliers to purchase minimum quantities of inventories.

As of September 27, 2013, we had no net unrecognized tax benefits for uncertain tax positions. Although it is reasonably possible that our unrecognized tax benefits for tax positions taken on previously filed tax returns could materially change in the next 12 months, we are unable to make a reasonably reliable estimate as to when cash settlement of these unrecognized tax benefits, if any, will occur with a tax authority, as the timing of examinations and ultimate resolution of those examinations is uncertain.

As of September 27, 2013, we had an estimated $0.9 million in asset retirement obligations for the restoration of leased facilities upon the termination of the related leases. Although it is reasonably possible that our estimates could materially change in the next 12 months, we are presently unable to reliably estimate when any cash settlement of these obligations may occur.

As of September 27, 2013, we had a long term technology licensing and transfer commitment that calls for potential payments of up to $7.5 million through July 2016.

OTHER MATTERS

Inflation did not have a material impact upon our results of operations during the three-year period ended September 27, 2013.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risk in the ordinary course of business, which consists primarily of interest rate risk associated with our cash and cash equivalents, as well as foreign exchange rate risk.

Interest rate risk. The primary objectives of our investment activity are to preserve principal, provide liquidity and earn a market rate of return. To minimize market risk, we maintain our portfolio in cash and diversified short-term investments, which may consist of bank deposits, money market funds and highly-rated, short-term US government securities and short-term commercial paper through domestic banks who are insured by the Federal Deposit Insurance Corporation. The interest rates are variable and fluctuate with current market conditions. The risk associated with fluctuating interest rates is limited to this investment portfolio. We believe that a 10% change in interest rates would not have a material impact on our financial position or results of operations.

Our exposure to interest rate risk also relates to the increase or decrease in the amount of interest expense we must pay on our revolving credit facility. The interest rate on our revolving credit facility is a variable interest rate based on our lender's prime rate or the federal funds effective rate, in each case, plus the applicable lender's margin or an adjusted LIBOR plus the applicable lender's margin, which exposes us to market interest rate risk when we have outstanding borrowings under the revolving credit facility. As of September 27, 2013, we had no outstanding borrowings under the revolving credit facility. We believe that a 10% change in interest rates would not have a material impact on our financial position or results of operations.

Foreign currency risk. To date, our international customer agreements have been denominated primarily in U.S. dollars. Accordingly, we have limited exposure to foreign currency exchange rates. The functional currency of a majority of our foreign operations is U.S. dollars with the remaining operations being local currency. The effects of exchange rate fluctuations on the net assets of the majority of our operations are accounted for as transaction gains or losses. We believe that a change of 10% in such foreign currency exchange rates would not have a material impact on our financial position or results of operations. In the future, we may enter into foreign currency exchange hedging contracts to reduce our exposure to changes in exchange rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
M/A-COM Technology Solutions Holdings, Inc.
Lowell, Massachusetts

We have audited the accompanying consolidated balance sheets of M/A-COM Technology Solutions Holdings, Inc. and subsidiaries (the "Company") as of September 27, 2013 and September 28, 2012 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit), and cash flows for each of the three fiscal years in the period ended September 27, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 27, 2013 and September 28, 2012 and the results of its operations and its cash flows for each of the three fiscal years in the period ended September 27, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
December 4, 2013

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands except per share data)

	September 27, 2013	September 28, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 110,446	$ 84,528
Accounts receivable, net	62,961	54,184
Inventories	53,995	57,459
Income taxes receivable	915	4,939
Prepaid expenses and other current assets	6,153	3,660
Deferred income taxes	10,404	8,264
Total current assets	244,874	213,034
Property and equipment, net	31,563	30,209
Goodwill	3,990	3,990
Intangible assets, net	17,899	18,776
Other assets	5,905	2,064
Total assets	$ 304,231	$ 268,073
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 25,313	$ 26,958
Accrued liabilities	16,164	13,867
Income taxes payable	20	330
Deferred revenue	9,030	7,992
Contingent consideration	—	6,580
Total current liabilities	50,527	55,727
Common stock warrant liability	11,873	7,561
Other long-term liabilities	3,022	1,236
Deferred income taxes	1,985	4,091
Total liabilities	67,407	68,615
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 10,000 shares authorized, no shares issued	—	—
Common stock, $0.001 par value, 300,000 shares authorized; 46,493 and 45,583 shares issued and 46,470 and 45,540 shares outstanding as of September 27, 2013 and September 28, 2012, respectively, of which 74 and 131 shares, respectively, are subject to forfeiture	46	45
Accumulated other comprehensive loss	(167)	(137)
Additional paid-in capital	357,700	347,971
Treasury stock, 23 and 43 shares of common stock as of September 27, 2013 and September 28, 2012, respectively, at cost	(330)	(685)
Accumulated deficit	(120,425)	(147,736)
Total stockholders' equity	236,824	199,458
Total liabilities and stockholders' equity	$ 304,231	$ 268,073

See notes to consolidated financial statements.

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Fiscal Years		
	2013	2012	2011
Revenue	$318,718	$302,203	$310,295
Cost of revenue	179,019	167,301	178,435
Gross profit	139,699	134,902	131,860
Operating expenses:			
Research and development	40,631	35,817	36,121
Selling, general and administrative	50,242	44,754	48,103
Litigation settlement	7,250	—	—
Contingent consideration	(577)	(3,922)	210
Restructuring charges	950	1,862	1,499
Total operating expenses	98,496	78,511	85,933
Income from operations	41,203	56,391	45,927
Other (expense) income:			
Warrant liability (expense) gain	(4,312)	3,175	(5,080)
Class B conversion liability expense	—	(44,119)	(39,737)
Interest expense	(817)	(695)	(1,561)
Other income — related party	372	185	—
Other (expense) income, net	(4,757)	(41,454)	(46,378)
Income (loss) before income taxes	36,446	14,937	(451)
Income tax provision	9,135	15,953	1,319
Income (loss) from continuing operations	27,311	(1,016)	(1,770)
Income from discontinued operations	—	—	754
Net income (loss)	27,311	(1,016)	(1,016)
Accretion to redemption value of redeemable preferred stock and participating stock dividends	—	(2,616)	(80,452)
Net income (loss) attributable to common stockholders	$ 27,311	$ (3,632)	$ (81,468)
Net income (loss) per share:			
Basic income (loss) per common share:			
Income (loss) from continuing operations	$ 0.59	$ (0.15)	$ (54.63)
Income from discontinued operations	—	—	0.50
Net income (loss) — basic	$ 0.59	$ (0.15)	$ (54.13)
Diluted income (loss) per common share:			
Income (loss) from continuing operations	$ 0.58	$ (0.15)	$ (54.63)
Income from discontinued operations	—	—	0.50
Net income (loss) — diluted	$ 0.58	$ (0.15)	$ (54.13)
Shares used to compute net income (loss) per common share:			
Basic	45,916	24,758	1,505
Diluted	47,137	24,758	1,505

See notes to consolidated financial statements.

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Fiscal Years		
	2013	2012	2011
Net income (loss)	$27,311	$(1,016)	$(1,016)
Foreign currency translation gain (loss)	(30)	44	(8)
Total comprehensive income (loss)	$27,281	$ (972)	$(1,024)

See notes to consolidated financial statements.

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands, except per share data)

	Convertible Preferred Stock, $0.001 Par Value											
	Series A-1		Series A-2		Common Stock		Treasury Stock		Accumulated Other Comprehensive Loss	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance — October 2, 2010	**100,000**	**$ 100**	**16,822**	**$ 17**	**992**	**$ 1**	**—**	**$ —**	**$(173)**	**$ 70,821**	**$ (26,111)**	**$ 44,655**
Reclassification of Class A	(100,000)	(100)	(16,822)	(17)	—	—	—	—	—	(70,821)	(35,462)	(106,400)
Dividends declared	—	—	—	—	—	—	—	—	—	—	(80,000)	(80,000)
Exercise of stock options	—	—	—	—	755	1	—	—	—	610	—	611
Accretion of preferred stock	—	—	—	—	—	—	—	—	—	(2,167)	(2,069)	(4,236)
Stock-based and other incentive compensation	—	—	—	—	—	—	—	—	—	1,557	—	1,557
Foreign currency translation	—	—	—	—	—	—	—	—	(8)	—	—	(8)
Net loss	—	—	—	—	—	—	—	—	—	—	(1,016)	(1,016)
Balance — September 30, 2011	**—**	**—**	**—**	**—**	**1,747**	**2**	**—**	**—**	**(181)**	**—**	**(144,658)**	**(144,837)**
Issuance of common stock upon initial public offering, net of costs incurred	—	—	—	—	5,556	5	—	—	—	93,681	—	93,686
Conversion of redeemable and convertible preferred stock and Class B conversion liability	—	—	—	—	37,677	38	—	—	—	310,094	—	310,132
Payment of Class B conversion preference	—	—	—	—	—	—	—	—	—	(60,000)	—	(60,000)
Reclaim of escrow	—	—	—	—	—	—	—	—	—	247	—	247
Exercise of stock options	—	—	—	—	366	—	—	—	—	527	—	527
Vesting of restricted common stock	—	—	—	—	106	—	—	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—	—	43	(685)	—	—	—	(685)
Stock-based and other incentive compensation	—	—	—	—	—	—	—	—	—	3,762	—	3,762
Accretion of preferred stock	—	—	—	—	—	—	—	—	—	(554)	(2,062)	(2,616)
Excess tax benefits	—	—	—	—	—	—	—	—	—	214	—	214
Foreign currency translation	—	—	—	—	—	—	—	—	44	—	—	44
Net loss	—	—	—	—	—	—	—	—	—	—	(1,016)	(1,016)
Balance — September 28, 2012	**—**	**$ —**	**—**	**$—**	**45,452**	**$ 45**	**43**	**$(685)**	**$(137)**	**$347,971**	**$(147,736)**	**$ 199,458**

(Continued)

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands, except per share data)

	Convertible Preferred Stock, $0.001 Par Value											
	Series A-1		Series A-2		Common Stock		Treasury Stock		Accumulated Other Comprehensive Loss	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance — September 28, 2012	—	$—	—	$—	45,452	$ 45	43	$(685)	$(137)	$347,971	$(147,736)	$199,458
Issuance of common stock upon exercise of stock options	—	—	—	—	614	1	—	—	—	604	—	605
Vesting of restricted common stock and units	—	—	—	—	248	—	—	—	—	—	—	—
Issuance of common stock pursuant to employee stock purchase plan	—	—	—	—	131	—	—	—	—	1,281	—	1,281
Repurchase of common stock	—	—	—	—	—	—	6	(77)	—	—	—	(77)
Retirement of treasury stock	—	—	—	—	(26)	—	(26)	432	—	(432)	—	—
Share-based and other incentive compensation	—	—	—	—	—	—	—	—	—	6,096	—	6,096
Excess tax benefits	—	—	—	—	—	—	—	—	—	2,180	—	2,180
Foreign currency translation	—	—	—	—	—	—	—	—	(30)	—	—	(30)
Net income	—	—	—	—	—	—	—	—	—	—	27,311	27,311
Balance — September 27, 2013	—	$—	—	$—	46,419	$ 46	23	$(330)	$(167)	$357,700	$(120,425)	$236,824

See notes to consolidated financial statements.

(Concluded)

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Years		
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 27,311	$ (1,016)	$ (1,016)
Adjustments to reconcile net (loss) income to net cash from operating activities (net of acquisition):			
Common stock warrant liability expense (gain)	4,312	(3,175)	5,080
Class B conversion liability expense	—	44,119	39,737
Depreciation and amortization	13,674	12,504	11,175
Gain on disposition of business, net	—	—	(329)
Contingent consideration	(577)	(3,922)	210
Deferred income taxes	(4,649)	1,985	(9,073)
Loss on disposal of property and equipment	47	152	903
Stock-based and other noncash incentive compensation	6,096	3,762	1,557
Change in operating assets and liabilities (net of acquisition):			
Payment of contingent consideration	(5,328)	—	—
Accounts receivable	(8,777)	(7,972)	(690)
Inventories	3,464	(4,979)	(7,121)
Prepaid expenses and other assets	(4,720)	(220)	(1,877)
Accounts payable	(3,490)	7,164	1,547
Accrued and other liabilities	4,686	(904)	(7,950)
Income taxes	3,714	(7,017)	—
Deferred revenue	1,038	(5,127)	660
Net cash from operating activities	36,801	35,354	32,813
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(11,769)	(15,679)	(9,781)
Purchase of intangible assets	(897)	—	—
Acquisition of a business — net of cash acquired	—	—	(1,807)
Proceeds from sale of assets	—	—	3,042
Net cash from investing activities	(12,666)	(15,679)	(8,546)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from initial public offering, net of underwriters' discount	—	98,175	—
Payment of Class B preference	—	(60,000)	—
Financing and offering costs	(1,527)	(3,362)	(2,448)
Payments on notes payable and revolving credit facility	—	—	(30,000)
Payments on capital lease	—	—	(1,426)
Proceeds from issuance of convertible preferred stock with warrant and conversion features	—	—	118,680
Excess tax benefits	2,180	214	—
Repurchase of common stock	(77)	(685)	—
Proceeds from stock option exercises and employee stock purchases	1,886	527	611
Payment of contingent consideration	(675)	(15,000)	(8,825)
Payment of dividends	—	(635)	(79,137)
Payments to Mimix Holdings, Inc. preferred and common stockholders	(4)	(49)	—
Net cash from financing activities	1,783	19,185	(2,545)
NET INCREASE IN CASH AND CASH EQUIVALENTS	25,918	38,860	21,722
CASH AND CASH EQUIVALENTS — Beginning of year	84,528	45,668	23,946
CASH AND CASH EQUIVALENTS — End of year	$110,446	$ 84,528	$ 45,668
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 501	$ 317	$ 1,021
Cash paid for income taxes	$ 7,318	$ 19,634	$ 10,269

See notes to consolidated financial statements.

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

M/A-COM Technology Solutions Holdings, Inc. (MACOM or the Company) was incorporated in Delaware on March 25. 2009. MACOM is a provider of high-performance analog semiconductor solutions for use in wireless and wireline applications across the radio frequency (RF), microwave and millimeterwave spectrum. Headquartered in Lowell, Massachusetts, MACOM has offices in North America, Europe, Asia and Australia.

MACOM's fiscal year ends on the Friday closest to the last day of September. For fiscal years in which there are 53 weeks, the first quarter reporting period includes 14 weeks. The fiscal years presented in the accompanying consolidated financial statements were 52 weeks in length. Unless otherwise indicated, references in the consolidated financial statements to fiscal years 2013, 2012 and 2011 are to the Company's fiscal years ended September 27, 2013, September 28, 2012 and September 30, 2011, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities during the reporting periods, the reported amounts of revenue and expenses during the reporting periods, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, the Company bases estimates and assumptions on historical experience, currently available information and various other factors that management believes to be reasonable under the circumstances. Actual results may differ materially from these estimates and assumptions.

Discontinued Operations—In the second and third quarters of fiscal year 2011, the Company sold assets of non-core laser diode and ferrite business lines and has segregated the operating results of the divested businesses from continuing operations in fiscal year 2011.

Foreign Currency Translation and Remeasurement—The Company's consolidated financial statements are presented in U.S. dollars. While the majority of the Company's foreign operations use the U.S. dollar as the functional currency, the financial statements of the Company's foreign operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates (for assets and liabilities) and at average exchange rates (for revenue and expenses). The unrealized translation gains and losses on the net investment in these foreign operations are accumulated as a component of other comprehensive income (loss).

The financial statements of the Company's foreign operations where the functional currency is the U.S. dollar, but where the underlying transactions are transacted in a different currency, are remeasured at the exchange rate in effect at the balance sheet date with respect to monetary assets and liabilities. Nonmonetary assets and liabilities, such as inventories and property and equipment, and related statements of operations accounts, such as cost of revenue and depreciation, are remeasured at historical exchange rates. Revenues and expenses, other than cost of revenue, amortization and depreciation, are translated at the average exchange rate for the period in which the transaction occurred. The net gains (losses) on foreign currency remeasurement are reflected in selling, general and administrative expense in the accompanying consolidated statements of operations. The Company's recognized net gains and losses on foreign exchange are included in selling, general and administrative expense and for all periods presented were immaterial.

Cash and Cash Equivalents—Cash equivalents are primarily composed of short-term, highly-liquid instruments with an original maturity of three months or less.

Accounts Receivable—Accounts receivable are stated net of an allowance for estimated uncollectible accounts, which is determined by establishing reserves for specific accounts and considering historical and estimated probable losses.

Inventories—Inventories are stated at the lower of cost or market. The Company uses a combination of standard cost and moving weighted-average cost methodologies to determine the cost basis for its inventories, approximating a first-in, first-out basis. The standard cost of finished goods and work-in-process inventory is composed of material, labor and manufacturing overhead, which approximates actual cost. In addition to stating inventory at the lower of cost or market, the Company also evaluates inventory each reporting period for excess quantities and obsolescence, establishing reserves when necessary based upon historical experience, assessment of economic conditions and expected demand. Once recorded, these reserves are considered permanent adjustments to the carrying value of inventory.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major improvements that significantly extend the useful life of the assets are capitalized as additions to property and equipment.

Property and equipment are depreciated or amortized using the straight-line method over the following estimated useful lives:

Asset Classification	Estimated Useful Life In Years
Machinery and equipment	2 – 7
Computer equipment and software	2 – 5
Furniture and fixtures	7 – 10
Leasehold improvements	Shorter of useful life or term of lease

Goodwill and Intangible Assets—The Company has intangible assets with indefinite and definite lives. Goodwill and the "M/A-COM" trade name are indefinite-lived assets and were acquired through business combinations. Neither the goodwill nor the "M/A-COM" trade name are subject to amortization; these are reviewed for impairment annually in August and more frequently if events or changes in circumstances indicate that the assets may be impaired. If impairment exists, a loss would be recorded to write down the value of the indefinite-lived assets to their implied fair values. There have been no impairments of intangible assets in any period presented through September 27, 2013. The Company's other intangible assets, including acquired technology and customer relationships, are definite-lived assets and are subject to amortization. The Company amortizes definite-lived assets over their estimated useful lives, which range from 5 to 10 years, based on the pattern over which the Company expects to receive the economic benefit from these assets.

Impairment of Long-Lived Assets—Long-lived assets include property and equipment and definite-lived intangible assets subject to amortization, which includes technology and customer relationships. The Company evaluates long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Circumstances which could trigger a review include, but are not limited to, significant decreases in the market price of the asset or asset group, significant adverse changes in the business climate or legal factors, the accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset, current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset and a current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its previously estimated useful life.

In evaluating an asset for recoverability, the Company estimates the undiscounted cash flows expected to result from the Company's use and eventual disposition of the asset. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. There was no impairment of long-lived assets in any period presented.

Revenue Recognition—Revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collectability is reasonably assured. Provided other revenue recognition criteria are met, product revenue is recognized upon transfer of title and risk of loss, which is generally upon shipment. The Company has distribution agreements that provide distributors with rights to return certain products and price protection on certain products. The Company is unable to estimate the amount of its products that may be returned by such distributors, and the ultimate sales price of products sold to such distributors, until the distributors have sold the products to third-party customers, at which point both the return rights and the price protection feature lapse. Accordingly, the Company defers the recognition of revenue on shipments of returnable and price-protected products until the products are sold by the distributors to third-party customers. The Company defers both the revenue recognition and related cost of revenue on these products by recording the revenue as deferred revenue and the associated cost remains recorded in inventory in the accompanying consolidated balance sheets. When these products are sold to a distributor's customers, the Company recognizes the revenue and associated cost of revenue. As of September 27, 2013 and September 28, 2012, $3.0 million and $3.1 million, respectively, of product costs pertaining to deferred revenue was included in inventories as finished goods in the accompanying consolidated balance sheets. Shipping and handling fees billed to customers are recorded as revenue while the related costs are classified as a component of costs of revenue. The Company provides warranties for its products and accrues the estimated costs of warranty claims in the period the related revenue is recorded.

Advertising Costs—Advertising costs, which are not material, are expensed as incurred.

Research and Development Costs—Costs incurred in the research and development of products are expensed as incurred.

Income Taxes—Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities, using rates anticipated to be in effect when such temporary differences reverse. A valuation allowance against net deferred tax assets is required if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Reserves are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following an examination by taxing authorities. The Company recognizes the financial statement benefit of an uncertain tax position only after considering the probability that a tax authority would sustain the position in an examination. For tax positions meeting a "more-likely-than-not" threshold, the amount recognized in the financial statements is the benefit expected to be realized upon settlement with the tax authority. For tax positions not meeting the threshold, no financial statement benefit is recognized. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

Earnings Per Share—Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period, excluding the dilutive effect of common stock equivalents. Diluted net income (loss) per share reflects the dilutive effect of common stock equivalents, such as convertible preferred stock, stock options, warrants and restricted stock units, using the treasury stock method.

Asset Retirement Obligations—The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is amortized over the life of the asset.

Changes in the fair value of a liability for an asset retirement obligation due to the passage of time are measured by applying an interest method of allocation. Under this method, changes in fair value due to the passage of time are recognized as an increase in the liability and as accretion expense in the same expense category for which the asset relates. Changes in fair value resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amounts of the liability and associated asset.

Fair Value Measurements—Financial assets and liabilities are measured at fair value. Fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the Company groups financial assets and liabilities in a three-tier fair value hierarchy, according to the inputs used in measuring fair value as follows: Level 1—observable inputs such as quoted prices in active markets for identical assets and liabilities; Level 2—inputs other than quoted prices in active markets that are observable either directly or indirectly, such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical assets and liabilities in markets that are not active, and model-based valuation techniques for which significant assumptions are observable in active markets; and Level 3—unobservable inputs for which there is little or no market data, requiring the Company to develop its own assumptions for model-based valuation techniques. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term nature of these assets and liabilities.

Contingent Consideration—The Company estimates and records at the acquisition date the fair value of contingent consideration making up part of the purchase price consideration for acquisitions. Additionally, at each reporting period, the Company estimates the changes in the fair value of contingent consideration, and any change in fair value is recognized in the consolidated statements of operations. The Company estimates the fair value of contingent consideration by discounting the associated expected cash flows, using a probability-weighted, discounted cash flow model. The estimate of the fair value of contingent consideration requires subjective assumptions to be made regarding future operating results, discount rates, and probabilities assigned to various potential operating result scenarios.

Share-Based Compensation—The Company accounts for all share-based compensation arrangements using the fair value method. The Company recognizes compensation expense over the requisite service period of the award, which is generally the vesting period, using the straight-line method and providing that the minimum amount of compensation recorded is equal to the vested portion of the award. The Company records the expense in the consolidated statements of operations in the same manner in which the award recipients' costs are classified. The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options, inclusive of assumptions for risk-free interest rates, dividends, expected terms, and estimated volatility. The Company records expense related to awards issued to non-employees over the related service period and periodically revalues the awards as they vest. The Company derives the risk-free interest rate assumption from the U.S. Treasury's rates for U.S. Treasury zero-coupon bonds with maturities similar to the expected term of the award being valued. The Company based the assumed dividend yield on its expectation of not paying dividends in the foreseeable future. The Company calculated the weighted-average expected term of the options using the simplified method, which is a method of applying a formula that uses the vesting term and the contractual term to

compute the expected term of a stock option. The decision to use the simplified method is based on a lack of relevant historical data, due to the Company's limited operating experience. In addition, due to the Company's limited historical data, the Company incorporates the historical volatility of comparable companies with publicly available share prices to determine estimated volatility. The accounting for stock options requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Escrow Arrangements and Outstanding Shares—In fiscal year 2012, 282,681 shares of former Series A-2 convertible preferred stock were canceled in resolution of an indemnification claim against an escrow arrangement in connection with a prior acquisition and all remaining shares were released pursuant to the terms of the escrow. The escrow was terminated upon completion of the IPO in March 2012 and no further shares or amounts are held in escrow.

Outstanding shares of common stock presented in the accompanying consolidated statements of stockholders' equity as of September 27, 2013 and September 28, 2012 exclude 74,000 and 131,000 shares, respectively, issued as compensation to employees that were subject to forfeiture, pending continued employment with the Company through stated vesting dates.

Guarantees and Indemnification Obligations—The Company enters into agreements in the ordinary course of business with, among others, customers, distributors, and original equipment manufacturers (OEM). Most of these agreements require the Company to indemnify the other party against third-party claims alleging that a Company product infringes a patent and/or copyright. Certain agreements in which the Company grants limited licenses to specific Company trademarks require the Company to indemnify the other party against third-party claims alleging that the use of the licensed trademark infringes a third-party trademark. Certain of these agreements require the Company to indemnify the other party against certain claims relating to property damage, personal injury, or the acts or omissions of the Company, its employees, agents, or representatives. In addition, from time to time, the Company has made certain guarantees in the form of warranties regarding the performance of Company products to customers.

The Company has agreements with certain vendors, creditors, lessors, and service providers pursuant to which the Company has agreed to indemnify the other party for specified matters, such as acts and omissions of the Company, its employees, agents, or representatives.

The Company has procurement or license agreements with respect to technology that is used in its products and agreements in which the Company obtains rights to a product from an OEM. Under some of these agreements, the Company has agreed to indemnify the supplier for certain claims that may be brought against such party with respect to the Company's acts or omissions relating to the supplied products or technologies.

The Company's certificate of incorporation and agreements with certain of its and its subsidiaries' directors and officers provide them indemnification rights, to the extent legally permissible, against liabilities incurred by them in connection with legal actions in which they may become involved by reason of their service as a director or officer. As a matter of practice, the Company has maintained director and officer liability insurance coverage, including coverage for directors and officers of acquired companies.

The Company has not experienced any losses related to these indemnification obligations in any period presented, and no claims with respect thereto were outstanding as of September 27, 2013. The Company does not expect significant claims related to these indemnification obligations and, consequently, has concluded that the fair value of these obligations is negligible. No liabilities related to indemnification liabilities have been established.

Recent Accounting Pronouncements—Under the Jumpstart Our Business Startups Act (JOBS Act), the Company meets the definition of an emerging growth company. The Company has elected to avail itself of the

extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Evaluation of Subsequent Events—Management has evaluated subsequent events involving the Company for potential recognition or disclosure in the accompanying audited consolidated financial statements through the date of the issuance of the consolidated financial statements. Subsequent events are events or transactions that occurred after the balance sheet date but before the accompanying consolidated financial statements are issued. See Note 25 to these Notes to Consolidated Financial Statements.

3. MERGERS AND ACQUISITIONS

Acquisition of the MACOM Business—In connection with the acquisition of the MACOM business in March 2009, the Company became obligated to pay the seller up to $30.0 million as contingent consideration. The amount to be paid to the seller was measured based upon the Company's qualifying revenue, as defined in the purchase agreement, through September 2012. The Company paid $6.0 million, $15.0 million and $8.8 million in fiscal years 2013, 2012 and 2011, respectively, in full satisfaction of all amounts owed under the arrangement.

The prior owner of the MACOM business entered into incentive compensation arrangements with certain employees of the Company to induce such employees to remain employed by the Company through September 2012, coinciding with the aforementioned contingent purchase price payment period. Because the Company continued to receive benefits from the employment services of the related employees, the incentive compensation was recorded in the Company's consolidated financial statements as non-cash incentive compensation expense in the consolidated statements of operations, with the offsetting amount recorded as a capital contribution through an increase in additional paid-in capital. In fiscal year 2013, the Company reversed $360,000 of previously recognized accrued compensation upon termination of the arrangement. In fiscal years 2012 and 2011, the Company expensed $103,000 and $277,000, respectively, pursuant to the terms of the incentive compensation arrangement.

Acquisition of Optomai, Inc.—On April 25, 2011, the Company acquired Optomai, Inc. (Optomai), a developer of integrated circuits and modules for fiber optic networks located in Sunnyvale, California, in exchange for $1.8 million in cash and potential contingent consideration, as amended, payable to the sellers through November 2013, and the assumption of $260,000 of liabilities. The transaction was accounted for as a purchase. The total fair value of purchase consideration paid in the acquisition by the Company was $6.6 million. The operations of Optomai have been included in the Company's consolidated financial statements since the date of acquisition. The operations of Optomai were not material and had the business combination occurred as of the earliest period presented, the Company's revenue and earnings would not have been materially different. The Company acquired Optomai to accelerate its entrance into the fiber optics market.

The acquisition of the Optomai business was originally accounted for as a nontaxable business combination. As a result of the approval of a change in the tax status of the entity prior to acquisition and the election to treat the business combination as a taxable asset purchase during the three months ended December 30, 2011, the acquired assets received a tax basis equal to fair market value, up to the amount of the purchase consideration. As a result, the difference between book and tax basis was eliminated. The adjustment to the related deferred tax liability resulted in a tax benefit of approximately $1.6 million, which was recorded during fiscal year 2012.

The Company recognized all assets acquired and liabilities assumed, inclusive of the contingent consideration, based upon the fair value of such assets and liabilities measured as of the date of acquisition. The aggregate purchase price for Optomai was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition as follows (in thousands):

Assets acquired:	
Property and equipment	$ 238
Other assets	79
Identifiable intangible assets	4,176
Total assets acquired	4,493
Liabilities assumed:	
Deferred tax liability	$1,599
Other liabilities	260
Total liabilities assumed	1,859
Net assets acquired	$2,634
Consideration:	
Cash paid at closing	$1,807
Contingent consideration	4,817
Total consideration	6,624
Net assets acquired	2,634
Goodwill	$3,990

The components of the acquired intangible assets were as follows (in thousands):

Technology	$2,565
Customer relationships	1,611
	$4,176

The overall weighted-average life of the identified intangible assets acquired in the acquisition was seven years and the assets are being amortized over their estimated useful lives based upon the pattern over which the Company expects to receive the economic benefit from these assets.

In connection with the acquisition of Optomai, the Company became obligated to pay the seller additional purchase consideration should the acquired business' revenue and product development exceed certain thresholds. The amount to be paid to the seller was to be measured based upon the revenue, contribution margin and product development of the acquired business, as amended, through September 2013. The Company recorded a liability carried at fair value as of each reporting date, with changes in fair value being recorded in earnings. The Company did not make any payment nor is any amount payable related to the earn-out periods that expired in September 2013.

The changes in fair value of contingent consideration resulting from acquisitions are set below (in thousands):

Balance — October 2, 2010	$ 29,300
Acquisition of Optomai	4,817
Payment — MACOM business acquisition	(8,825)
Change in fair value	210
Balance — September 30, 2011	25,502
Payment — MACOM business acquisition	(15,000)
Change in fair value	(3,922)
Balance — September 28, 2012	6,580
Payment — MACOM business acquisition	(6,003)
Change in fair value	(577)
Balance — September 27, 2013	$ —

4. FINANCIAL INSTRUMENTS

Financial liabilities measured at fair value on a recurring basis consist of the following (in thousands):

	September 27, 2013			
	Fair Value	Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Common stock warrant liability	$11,873	—	—	$11,873

	September 28, 2012			
	Fair Value	Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Contingent consideration	$6,580	$—	$—	$6,580
Common stock warrant liability	$7,561	$—	$—	$7,561

The changes in financial liabilities with inputs classified within Level 3 of the fair value hierarchy consist of the following (in thousands):

	Fiscal Year 2013					
	September 28, 2012	Net Realized/Unrealized Losses (Gains) Included in Earnings	Purchases and Issuances	Sales and Settlements	Transfers in and/or (out) of Level 3	September 27, 2013
Contingent consideration	$6,580	$ (577)	$—	$(6,003)	$—	$ —
Common stock warrant	$7,561	$4,312	$—	$ —	$—	$11,873

	Fiscal Year 2012					
	September 30, 2011	Net Realized/Unrealized Losses (Gains) Included in Earnings	Purchases and Issuances	Sales and Settlements	Transfers in and/or (out) of Level 3	September 28, 2012
Contingent consideration	$25,502	$ (3,922)	$—	$ (15,000)	$—	$6,580
Common stock warrant	$10,736	$ (3,175)	$—	$ —	$—	$7,561
Class B conversion liability	$81,378	$44,119	$—	$(125,497)	$—	$ —

	Fiscal Year 2011					
	October 2, 2010	Net Realized/Unrealized Losses (Gains) Included in Earnings	Purchases and Issuances	Sales and Settlements	Transfers in and/or (out) of Level 3	September 30, 2011
Contingent consideration	$29,300	$ 210	$ 4,817	$(8,825)	$—	$25,502
Common stock warrant	$ —	$ 5,080	$ 5,656	$ —	$—	$10,736
Class B conversion liability	$ —	$39,737	$41,641	$ —	$—	$81,378

The fair values of the contingent consideration liabilities were estimated based upon a risk-adjusted present value of the probability-weighted expected payments by the Company. Specifically, the Company considered base, upside and downside scenarios for the operating metrics upon which the contingent payments are to be based. Probabilities were assigned to each scenario and the probability-weighted payments were discounted to present value using risk-adjusted discount rates.

For periods prior to March 2012, the fair value of the common stock warrants was estimated based upon a present value of the probability-weighted expected investment returns to the holders. The Company weighted various scenarios of possible investment returns to the holders over the terms of the contracts, such as upon a sale of the Company and upon an initial public offering of its common stock, using a range of potential outcomes. Using the scenarios developed, management considered the likely timing and method of exercise of the warrants and investment returns to the holders. Where a settlement was considered likely in the near term, the probable settlement amounts were weighted. Where the time to exercise was expected to be longer, a Black-Scholes option pricing model was used to estimate the fair value of the warrants, giving consideration to remaining contractual life, expected volatility and risk free rates. The probability-weighted expected settlement of the warrant was discounted to the present using a risk adjusted discount rate. As of September 27, 2013 and September 28, 2012, the fair value of the common stock warrants has been estimated using a Black-Scholes option pricing model giving consideration to the quoted market price of the common stock on that date, an expected lives of 7.2 years and 8.2 years, expected volatility of 43.5% and 42.9% and risk free rates of 2.02% and 1.4%, respectively. The change in approach to estimation results from the Company's IPO in March 2012 and the availability of a quoted market price for the common stock underlying the warrants.

The fair values of the Class B conversion liabilities were estimated based upon a consideration of the estimated fair value of the underlying common stock into which the Class B is convertible, and the expected preferential payments pursuant to the terms of the securities. The Company estimated the fair value of the common stock by using the same probability-weighted scenarios in estimating the fair value of the warrants. For each potential scenario, the value to the Class B was estimated relative to the existing preferences. The amount in excess of the liquidation preferences, if any, was then probability-weighted and discounted to the present using a risk adjusted discount rate. The Class B conversion liabilities were settled upon the closing of the Company's IPO in March 2012.

These estimates include significant judgments and actual results could materially differ and have a material impact upon the values of the recorded liabilities. Any changes in the estimated fair values of the liabilities in the future will be reflected in the Company's earnings and such changes could be material.

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The activity in the allowance for doubtful accounts related to accounts receivable is as follows (in thousands):

	Fiscal Years		
	2013	2012	2011
Balance — beginning of year	$ 699	$657	$ 891
Provision (recoveries), net	(443)	42	(116)
Charge-offs	(61)	—	(118)
Balance — end of year	$ 195	$699	$ 657

6. INVENTORIES

Inventories consist of the following (in thousands):

	September 27, 2013	September 28, 2012
Raw materials	$27,643	$29,922
Work-in-process	5,740	5,472
Finished goods	20,612	22,065
Total	$53,995	$57,459

In the fiscal year 2013, the Company refined its estimation process used to capitalize material and manufacturing variances to inventory to better reflect its current business. This change resulted in a $1.1 million increase to inventory and a corresponding reduction to costs of sales in March 2013.

7. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	September 27, 2013	September 28, 2012
Machinery and equipment	$ 46,781	$ 38,795
Leasehold improvements	5,051	4,876
Furniture and fixtures	720	699
Construction in process	6,124	4,188
Computer equipment and software	6,352	6,594
Total property and equipment	65,028	55,152
Less accumulated depreciation and amortization	(33,465)	(24,943)
Property and equipment — net	$ 31,563	$ 30,209

Depreciation and amortization expense related to property and equipment for fiscal years 2013, 2012 and 2011 was $10.2 million, $8.9 million and $7.8 million, respectively.

8. DEBT

Acquisition-Related Debt—In connection with the acquisition of the MACOM Business, the Company issued to the seller a term note payable (Term Note) for $30.0 million, which was paid in full in December 2010.

Revolving Credit Facility—On September 26, 2013, the Company entered into an amended and restated loan agreement with a syndicate of lenders, which replaced its prior revolving credit facility, and provides for a revolving credit facility of up to $300.0 million that matures in September 2018. Borrowings under the revolving credit facility bear either a variable interest rate equal to (i) the greater of the lender's prime rate, the federal funds effective rate plus 0.5%, or an adjusted LIBOR plus 1.0%, in each case plus either an additional 1.00%, 1.25% or 1.50%, subject to certain conditions, or (ii) an adjusted LIBOR rate plus either 2.00%, 2.25% or 2.50%, subject to certain conditions. The revolving credit facility is secured by a first priority lien on substantially all of the Company's assets and requires compliance with certain financial and non-financial covenants, including restrictions on payments of dividends, incurrence of additional debt, levels of capital expenditures, amounts and types of investments, guarantees of debts and obligations, creation of liens, transactions with affiliates, sales or leases of assets, transfers of assets, entering new lines of business and entering into certain merger, consolidation or other reorganization transactions. As of September 27, 2013 and September 28, 2012, there were no outstanding borrowings under the revolving credit facility.

9. EMPLOYEE BENEFIT PLANS

The Company established a defined contribution savings plan under Section 401(k) of the Code (Section 401(k)) on October 1, 2009 (401(k) Plan). The 401(k) Plan follows a calendar year, covers substantially all U.S. employees who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Company contributions to the plan may be made at the discretion of the Company's board of directors. There were no Company contributions made to the 401(k) Plan for calendar year 2013 through September 27, 2013. Contributions to the 401(k) Plan for calendar years 2012 and 2011 were $1.0 million and $1.1 million, respectively.

The Company's employees located in foreign jurisdictions meeting minimum age and service requirements participate in defined contribution plans whereby participants may defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Company contributions to these plans are discretionary and vary per region. The Company expensed contributions of $881,000, $711,000 and $681,000 for fiscal years 2013, 2012 and 2011, respectively.

10. ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	September 27, 2013	September 28, 2012
Compensation and benefits	$ 9,593	$ 7,643
Product warranty	522	866
Professional fees	1,905	1,132
Software licenses	1,385	616
Asset retirement obligations — current portion	270	397
Distribution costs	641	624
Restructuring costs	145	328
Other	1,703	2,261
Total	$16,164	$13,867

11. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company has non-cancelable operating lease agreements for office, research and development and manufacturing space in the United States and foreign locations. The Company also has operating leases for certain equipment, automobiles and services in the United States and foreign jurisdictions.

These lease agreements expire at various dates through 2022 and certain agreements contain provisions for extension at substantially the same terms as currently in effect. Any lease escalation clauses, rent abatements and/ or concessions, such as rent holidays and landlord or tenant incentives or allowances, are included in the determination of straight-line rent expense over the lease term.

Future minimum lease payments for the next five fiscal years as of September 27, 2013 are as follows (in thousands):

2014	$ 3,298
2015	2,820
2016	2,654
2017	2,417
2018	1,570
Thereafter	5,612
Total minimum lease payments	$18,371

Rent expense incurred under non-cancelable operating leases was $3.6 million, $3.9 million and $4.0 million in fiscal years 2013, 2012 and 2011, respectively. Pursuant to the terms of a facility lease, the Company would be obligated to reimburse a landlord for lease incentives of up to $1.0 million should the Company default on the lease during the term, which expires in January 2018.

The Company is obligated under certain facility leases to restore those facilities to the condition in which the Company or its predecessors first occupied the facilities. The Company is required to remove leasehold improvements and equipment installed in these facilities prior to termination of the leases. The estimated costs for the removal of these assets are recorded as asset retirement obligations. A summary of the changes in the estimated fair values of the asset retirement obligations is as follows (in thousands):

	Fiscal Years		
	2013	2012	2011
Balance — beginning of year	$ 949	$913	$1,819
Payments	(1,403)	(41)	(705)
Accretion expense and settlements	1,323	77	(201)
Balance — end of year	$ 869	$949	$ 913

Unused Letter of Credit—As of September 27, 2013, the Company had outstanding unused letters of credit from a bank aggregating $246,000.

Purchase Commitments—As of September 27, 2013, the Company had outstanding noncancelable purchase commitments aggregating $4.4 million pursuant to inventory supply arrangements.

Litigation—The Company is periodically subject to legal proceedings, claims and contingencies arising in the ordinary course of business.

Suits By and Against GigOptix. In April 2011, GigOptix, Inc. (GigOptix) filed a complaint and subsequently a first amended complaint (Complaint) in the Santa Clara County Superior Court against the Company, its subsidiary Optomai, and five of the employees (Ex-Employees) who had previously worked for GigOptix. GigOptix alleged that three of the Ex-Employees began conceptualizing a new business venture in 2009 (which would later become Optomai) before resigning from their employment with GigOptix, and that they used confidential information of GigOptix in their new business. The Complaint sought unspecified damages,

attorneys' fees and costs, and injunctive relief for alleged breach of employment-related agreements, trade secret misappropriation and other related alleged torts by the employee defendants, Optomai and, following its April 2011 acquisition of Optomai, the Company.

In July 2011, GigOptix sought a temporary restraining order and thereafter an injunction on the same grounds, both of which were denied by the court. In August 2011, GigOptix amended its Complaint for the second time to delete its causes of action for negligent and intentional interference with economic advantage and unfair competition, leaving the following causes of action to be adjudicated: (i) breach of duty of loyalty against the Ex-Employees only, (ii) breach of contract against the Ex-Employees only, (iii) misappropriation of trade secrets against all defendants, and (iv) unfair business practices against all defendants. Each side has served and responded to written discovery requests, produced documents and conducted witness depositions.

On July 30, 2012, GigOptix filed and served a renewed motion for preliminary injunction, which was argued before the court on September 13, 2012. After considering evidence presented by the parties, including witness and expert testimony and forensic evidence, the court denied GigOptix's renewed motion for preliminary injunction on September 18, 2012. The parties participated in a non-binding mediation of their dispute on December 20, 2012, but did not resolve the issues. In January 2013, the plaintiff's claims were voluntarily dismissed as to two of the five individual Ex-Employee defendants and the court set a date for a trial beginning August 26, 2013, which was subsequently re-set by the court for September 23, 2013. On July 26, 2013, the court heard motions brought by all defendants to stay the case on the basis that certain individual defendants are being investigated by the United States Attorneys' Office for the Northern District of California, and consequently may be unavailable to testify and rebut allegations made in the civil complaint. On July 30, 2013, the court denied the defendants' stay motions.

On August 22, 2013, the Company filed a complaint against GigOptix in the U.S. District Court for the Northern District of California alleging infringement of U.S. Patent Nos. 6,348,992 and 6,361,717. The complaint sought damages, attorneys' fees and costs, and injunctive relief against GigOptix's continued infringement of the patents, and also includes an allegation that GigOptix's infringement has been willful. On September 13, 2013, GigOptix answered the complaint and denied infringement of both patents. GigOptix asserted several affirmative defenses, including some based on alleged conduct by the previous owner of the patents. GigOptix also asserted counterclaims for a declaratory judgment of non-infringement and invalidity of the patents.

In September 2013, as a result of a mediation, the parties to each of the above suits entered into a global confidential settlement of all pending lawsuits between them, pursuant to which the parties filed joint requests with the relevant courts to fully and finally dismiss both cases, with prejudice, neither party admitted liability to the other, and the Company made a one-time settlement payment of $7.25 million to GigOptix.

CSR Matter. In January 2013, CSR Technology Inc. ("CSR") filed a complaint against the Company in the Massachusetts Superior Court for Suffolk County alleging breach of contract, breach of the implied covenant of good faith and fair dealing, misrepresentation, deceptive business practices and unfair competition, all relating to the Company's purported failure to honor an alleged minimum purchase commitment contract between the Company with respect to certain semiconductor chips previously supplied by CSR for use in our automotive module product. The complaint claims alleged damages of $2.2 million and asks for attorney's fees and other remedies. The Company filed an answer to the complaint on January 28, 2013. The parties are proceeding with discovery and document production. The Company intends to continue to defend the lawsuit vigorously. The Company does not expect that the ultimate cost to resolve these matters will have a material effect on the consolidated financial statements. The Company does not believe a risk of loss resulting from litigation is probable, nor is the Company able to estimate any reasonably possible range of loss.

12. RESTRUCTURINGS

The Company has periodically implemented restructuring actions in connection broader plans to reduce staffing, reduce the its internal manufacturing footprint and, generally, reduce operating costs. The restructuring expenses relate to direct and incremental costs related to severance and outplacement fees for the terminated employees. The following is a summary of the costs incurred and remaining balances included in accrued expenses related to restructuring actions taken (in thousands):

Balance of accrued costs — October 2, 2010	$ 765
Current period charges	1,499
Payments	(1,742)
Balance of accrued costs — September 30, 2011	522
Current period charges	1,862
Payments	(2,056)
Balance of accrued costs — September 28, 2012	328
Current period charges	950
Payments	(1,133)
Balance of accrued costs — September 27, 2013	$ 145

The accrued balance of restructuring costs as of September 27, 2013 is expected to be paid through the first quarter of fiscal year 2014.

13. PRODUCT WARRANTIES

The Company establishes a product warranty liability at the time of revenue recognition. Product warranties generally have terms of between 12 months and 36 months and cover nonconformance with specifications and defects in material or workmanship. For sales to distributors, our warranty generally begins when the product is resold by the distributor. For sales to automotive customers, our warranty generally begins when the automobiles are sold to consumers and generally coincides with the automobile manufacturer's warranty, which is typically 3 years or less based upon mileage limitations. The liability is based on estimated costs to fulfill customer product warranty obligations and utilizes historical product failure rates. Should actual warranty obligations differ from estimates, revisions to the warranty liability may be required.

Product warranty liability activity is as follows (in thousands):

	Fiscal Years		
	2013	2012	2011
Balance — beginning of year	$ 866	$ 1,885	$2,140
Impact of divestitures	—	—	(17)
Provisions	1,083	399	474
Direct charges	(1,427)	(1,418)	(712)
Balance — end of year	$ 522	$ 866	$1,885

14. INTANGIBLE ASSETS

The Company performed its annual impairment test for the trade name and goodwill in the fourth quarter of each fiscal year presented, concluding no impairment existed. The carrying amount of the trade name is $3.4 million as of September 27, 2013 and September 28, 2012. In connection with the acquisition of Optomai (see Note 3) in fiscal year 2011, the Company recorded goodwill of $4.0 million, which was unchanged as of September 27, 2013.

Amortized intangible assets consist of the following (in thousands):

	Total	Acquired Technology	Customer Relationships
As of September 27, 2013:			
Intangible assets	$ 28,437	$16,037	$12,400
Less accumulated amortization	(13,938)	(8,258)	(5,680)
Intangible assets, net	$ 14,499	$ 7,779	$ 6,720
As of September 28, 2012:			
Intangible assets	$ 26,154	$13,754	$12,400
Less accumulated amortization	(10,778)	(6,358)	(4,420)
Intangible assets, net	$ 15,376	$ 7,396	$ 7,980

Amortization expense related to amortized intangible assets is as follows (in thousands):

	Fiscal Years		
	2013	2012	2011
Cost of revenue	$1,900	$1,988	$1,588
Selling, general and administrative	1,260	1,317	1,069
Total	$3,160	$3,305	$2,657

Estimated amortization of the intangible assets in future fiscal years as of September 27, 2013 (in thousands):

2014	$ 3,215
2015	3,215
2016	2,450
2017	1,686
2018	1,437
Thereafter	2,496
Total	$14,499

In July 2013, the Company entered into a long term technology licensing and transfer agreement that calls for potential payments by the Company of up to $9.0 million through July 2016 based upon the achievement of specified milestones. Costs incurred in connection with the licensing and the transfer of the technology are capitalized as incurred as acquired technology and will be amortized to costs of sales upon completion of the transfer, which is currently expected to be completed through fiscal year 2016.

15. INCOME TAXES

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	September 27, 2013	September 28, 2012
Current deferred tax assets:		
Accrued liabilities	$ 4,361	$ 2,546
Inventory	3,466	3,376
Deferred revenue	2,251	1,835
Contingent consideration	—	261
Accounts receivable	59	246
Federal net operating loss	267	—
Current net deferred tax assets	$10,404	$ 8,264
Non-current deferred tax assets (liabilities):		
Federal and foreign net operating losses and credits	$ 4,718	$ 4,782
Intangible assets	(2,554)	(5,655)
Property and equipment	(2,889)	(2,457)
Valuation allowance	(857)	(761)
Non-current net deferred tax assets (liabilities)	$ (1,582)	$(4,091)
Total deferred tax asset	$ 8,822	$ 4,173

As of September 27, 2013, the Company had $9.9 million of federal net operating loss carryforward expiring at various dates between fiscal years 2019 and 2026. The use of the federal operating loss carryforward is subject to limitations and such limitations may result in the operating loss carryforward periods expiring prior to full use of such losses.

The domestic and foreign income (loss) from continuing operations before taxes were as follows (in thousands):

	Fiscal Years		
	2013	2012	2011
United States	$22,167	$10,091	$(16,163)
Foreign	14,279	4,846	15,712
Income (loss) from operations before income taxes	$36,446	$14,937	$ (451)

The components of the provision for income taxes are as follows (in thousands):

	Fiscal Years		
	2013	2012	2011
Current:			
Federal	$11,287	$10,487	$ 8,587
State	1,512	2,141	1,044
Foreign	985	1,340	1,047
Current provision	13,784	13,968	10,678
Deferred:			
Federal	(3,326)	2,569	6,006
State	(1,146)	258	368
Foreign	(273)	(1,387)	943
Change in valuation allowance	96	545	(16,676)
Deferred provision (benefit)	(4,649)	1,985	(9,359)
Total provision	$ 9,135	$15,953	$ 1,319

The Company's net deferred tax asset relates predominantly to its operations in the United States. A valuation allowance is recorded when, based on assessment by both positive and negative evidence management determines that it is not more likely than not that the assets are recoverable. Such assessment is required on a jurisdictional basis.

During fiscal year 2011, the Company reduced the valuation allowance by $16.7 million, after concluding it was more likely than not that the deferred tax assets would be realized. The Company concluded the realization of the assets was more likely than not after recording consolidated book income before nondeductible expenses related to fair value measurements for two years coupled with expectations of future taxable income thereafter that will be sufficient to allow the realization of the deferred tax assets. The $857,000 and $761,000 of valuation allowance remaining as of September 27, 2013 and September 28, 2012, respectively, relates to a foreign jurisdiction for which the Company does not believe recovery of the deferred tax asset is more likely than not.

The Company's effective tax rates differ from the federal and statutory rate as follows:

	Fiscal Years		
	2013	2012	2011
Federal statutory rate	35.0%	35.0%	(35.0)%
Foreign rate differential	(9.5)	(28.4)	157.9
State taxes net of federal benefit	2.1	10.1	203.6
Change in tax status	—	(9.3)	—
Class B Conversion and warrant liabilities	4.1	95.9	3,478.0
Change in valuation allowance	0.3	3.7	(3,742.6)
Research and development credits	(8.0)	(3.7)	(277.6)
Provision to return adjustments	—	—	325.4
Nondeductible compensation expense	0.6	1.7	138.2
Other permanent differences	0.5	1.8	44.6
Effective income tax rate	25.1%	106.8%	292.5%

The effective income tax rates for fiscal years 2013, 2012 and 2011 were significantly impacted by the changes in fair values of the warrant liability, which is neither taxable nor deductible for income tax purposes. The effective income tax rates for fiscal years 2012 and 2011 were significantly impacted by the changes in fair

values of the Class B conversion liability, which is neither taxable nor deductible for tax purposes. In addition, the Company recognized benefits from (i) the retroactive reinstatement of the U.S. research and development tax credits in fiscal year 2013, (ii) a change in tax status of a subsidiary in fiscal year 2011, and (iii) a reduction in the valuation allowance as described above. The U.S. research and development tax credit, which had previously expired on December 31, 2011, was reinstated as part of The American Taxpayer Relief Act of 2012 enacted on January 2, 2013.

With the exception of the earnings for a Taiwanese subsidiary in fiscal year 2011, all earnings of foreign subsidiaries are considered indefinitely reinvested for the periods presented. In fiscal year 2011, the Company could not conclude that the earnings of a Taiwanese subsidiary could be considered indefinitely invested and, accordingly, provided for the earnings in its tax provision, which increased the tax provision by $842,000 in that fiscal year. This provision was reversed in fiscal year 2012 after the Company completed a reorganization of its foreign subsidiaries. Undistributed earnings of all foreign subsidiaries as of September 27, 2013 aggregated $37.2 million. It is not practicable to determine the U.S. federal and state deferred tax liabilities associated with such foreign earnings.

Activity related to unrecognized tax benefits is as follows (in thousands):

Balance — October 2, 2010 and September 30, 2011	$ 437
Additions based on current year tax positions	597
Reductions based on prior year tax positions	(437)
Balance — September 28, 2012	597
Reductions based on prior year tax positions	(597)
Balance — September 27, 2013	$ —

A summary of the fiscal tax years that remain subject to examination, as of September 27, 2013, for the Company's significant tax jurisdictions are:

Jurisdiction	Tax Years Subject to Examination
United States — federal	2000 — forward
United States — various states	2009 — forward
Ireland	2009 — forward

Generally, the Company is no longer subject to federal income tax examinations for years before 2010, except to the extent of loss and tax credit carryforwards from those years.

16. SHARE-BASED COMPENSATION PLANS

The following table presents the effects of stock-based compensation expense related to stock-based awards to employees and non-employees in the Company's consolidated statements of operations during the periods presented (in thousands):

	Fiscal Years		
	2013	2012	2011
Cost of revenue	$1,068	$ 704	$ 308
Research and development	1,739	967	219
Selling, general and administrative	3,649	1,989	753
Total	$6,456	$3,660	$1,280

The Company has three equity incentive plans: the Amended and Restated 2009 Stock Incentive Plan (2009 Plan), the 2012 Omnibus Incentive Plan (2012 Plan) and the 2012 Employee Stock Purchase Plan (ESPP).

Upon the closing of the IPO, all shares that were reserved under the 2009 Plan but not awarded were assumed by the 2012 Plan. No additional awards will be made under the 2009 Plan. Under the 2012 Plan, the Company has the ability to issue incentive stock options (ISOs), nonstatutory stock options (NSOs), stock appreciation rights, restricted stock, restricted stock units (RSUs), performance units, performance shares and other equity-based awards to employees, directors and outside consultants. The ISOs and NSOs must be granted at a price per share not less than the fair value of our common stock on the date of grant. Options granted to date generally vest over a four-year period with 25% vesting at the end of one year and the remaining vest monthly thereafter. Options granted generally are exercisable up to 10 years. In fiscal year 2012, the Company began granting RSUs, which generally vest annually over one, four or five years. As of September 27, 2013, the Company had 10.8 million shares available for future grants under the 2012 Plan.

A summary of stock option activity for fiscal year 2013 is as follows (in thousands, except per share amounts):

	Number of Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Options outstanding — September 28, 2012	1,861	$1.23	7.1	$21,352
Exercised	(614)			
Canceled or expired	(406)			
Options outstanding — September 27, 2013	841	$1.60	6.2	$13,131
Options vested and expected to vest — September 27, 2013	816	$1.60	6.2	$12,737
Options exercisable — September 27, 2013	646	$1.52	6.1	$10,140

A summary of stock options outstanding as of September 27, 2013 is as follows (in thousands, except per share amounts):

Exercise Prices	Number of Shares Outstanding	Weighted Average Contractual Term	Number of Shares Exercisable
$ 0.64	354	5.8	307
2.00	471	6.4	327
11.08	16	7.7	12
	841	6.2	646

Aggregate intrinsic value represents the difference between the Company's closing stock price on September 27, 2013 and the exercise price of outstanding, in-the-money options. The total intrinsic value of options exercised was $8.4 million for fiscal year 2013. As of September 27, 2013, total unrecognized compensation cost, adjusted for estimated forfeitures, related to nonvested stock options was $175,000, which is expected to be recognized over the next 0.9 years.

No options were granted in fiscal years 2013 and 2012. The weighted-average assumptions used for calculating the fair value of stock options granted during fiscal year 2011 is as follows:

Risk-free interest rate	1.9%
Expected term (years)	5.8
Expected volatility	52.7%
Expected dividends	— %

A summary of restricted stock awards and units activity for fiscal year 2013 is as follows (in thousands):

	Number of Shares	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Issued and unvested — September 28, 2012	582	2.9	$ 7,391
Granted	863		
Released	(248)		
Canceled or expired	(68)		
Issued and unvested shares — September 27, 2013	1,129	2.9	$18,148
Shares expected to vest	1,018	2.9	$16,362

As of September 27, 2013, total unrecognized compensation cost, adjusted for estimated forfeitures, related to RSUs and restricted stock was approximately $12.5 million, which is expected to be recognized over the next 2.9 years.

Concurrently with the IPO in March 2012, the ESPP became effective. The ESPP allows eligible employees to purchase shares of the Company's common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. In administering the ESPP, the board of directors has limited discretion to set the length of the offering periods thereunder. The board of directors has provided for an initial offering period of eight months following the IPO, followed by six-month offering periods thereafter. As of September 27, 2013, total unrecognized compensation cost related to the ESPP was approximately $0.1 million, which is expected to be recognized through the first quarter of fiscal year 2014. In fiscal years 2013 and 2012, 131,000 and zero, respectively, of shares of common stock were issued under the ESPP.

The financial impact of any modifications to share-based awards during the periods presented was immaterial.

For the purpose of determining the exercise prices of the Company's share-based awards prior to the IPO, fair value of the Company's common stock was contemporaneously estimated by its board of directors as of each grant date, with input from management. Since the IPO, the Company's quoted market price represents the fair value of the common stock.

Certain of the share-based awards granted and outstanding as of September 27, 2013 are subject to accelerated vesting upon a sale of the Company or similar changes in control.

The 2012 Plan contains an "evergreen" provision, pursuant to which the number of shares of common stock available for issuance under the 2012 Plan can be increased on the first day of each fiscal year equal to the lesser of (a) 4.0% of outstanding common stock on a fully diluted basis as of the end of the immediately preceding fiscal year, (b) 1.9 million shares of common stock, and (c) a lesser amount determined by the board of directors; provided, however, that any shares from any increases in previous years that are not actually issued will continue to be available for issuance under the 2012 Plan. The ESPP also contains an "evergreen" provision, pursuant to which the number of shares of common stock available for issuance under the ESPP can be increased on the first

day of each fiscal year equal to the lesser of (a) 1.25% of outstanding common stock on a fully diluted basis as of the end of the immediately preceding fiscal year, (b) 550,000 shares of common stock, and (c) a lesser amount determined by the board of directors; provided, however, that any shares from any increases in previous years that are not actually issued will continue to be available for issuance under the ESPP. In fiscal year 2013, pursuant to the evergreen provisions, the number of shares of common stock available for issuance under the 2012 Plan and the ESPP were increased by 1.9 million shares and 550,000 shares, respectively.

17. PREFERRED STOCK

Upon completion of the IPO in March 2012, all outstanding shares of preferred stock were converted to common stock. Since that date, common stock is the only outstanding capital stock.

In December 2010, the Company authorized 34,169,560 shares and issued 34,169,559.75 shares of Class B preferred stock (Class B) to new investors for $120.0 million in gross proceeds and net proceeds of $118.7 million. In connection with the Class B issuance, the Company also issued warrants to the new investors to purchase 1,281,358 shares of common stock for $14.05 per share. The warrants expire December 21, 2020, or earlier as per the terms of the agreement, including within 10 days following consummation of a sale of all or substantially all assets or capital stock or other equity securities of the Company, including by merger consolidation, recapitalization, or similar transactions, if not otherwise exercised.

Prior to cancellation in connection with the IPO, the Class A preferred stock (Class A) and Class B preferred stock had preferential voting, dividend, redemption and other rights superior to common stock. Each share of Class A and Class B automatically converted into .25 shares of common stock on the completion of the IPO.

Qualified Public Offering or QPO Preference—The Class B stockholders were eligible to receive a preference payment based upon a formula that resulted in $60.0 million being paid to the Class B stockholders upon the close of the IPO on March 20, 2012.

The Class B was recorded outside of permanent stockholders' equity as mezzanine equity due to the existence of the optional redemption rights. As a result of the amendments to the preference rights of Class A described above, the Company reclassified the Class A from stockholders' equity to mezzanine equity in December 2010. The reclassification was made at the issuance date fair value, which aggregated $106.4 million.

The Company initially recorded the carrying value of the Class B as the total gross proceeds from the issuance less issuance costs, the fair value of the warrants (see Note 18) and the fair value of the Class B Conversion Liability discussed further below. The Company accreted the carrying value of the redeemable securities, including the Class B, to their redemption values using the effective interest method over the period from issuance to earliest redemption date. The accretion was recorded as an increase in the carrying value of the redeemable securities and a reduction to additional paid in capital, or in the absence of such, as an increase in the accumulated deficit.

A summary of the allocation of proceeds to and changes in the carrying value of the Class B follows (in thousands):

	Shares	Amount
Balance — October 2, 2010		$ —
Issuance of Class B redeemable		
Issuance of Class B redeemable convertible preferred stock	34,170	120,000
Less:		
Issuance costs		(1,321)
Fair value of common stock warrant		(5,656)
Fair value of Class B conversion liability		(41,641)
Initial recorded value		71,382
Accretion		4,236
Balance — September 30, 2011		75,618
Accretion		2,616
Reclassification upon conversion of Class B to common stock		(78,234)
Balance — September 28, 2012		$ —

Class B Conversion Liability—The Class B redemption right allowed the holders to elect to receive a greater redemption amount related to the fair value of the Company's common stock. This feature and the QPO Preference are embedded derivatives not deemed clearly and closely related to the host contract, Class B, due to, among other things, the potential cash settlement of both features. The embedded derivatives have been aggregated for financial reporting purposes. Accordingly, the embedded derivatives require separate accounting from the Class B. Upon issuance of the Class B, the estimated fair values of these embedded derivatives were bifurcated from the remainder of the Class B proceeds and recorded as long-term liabilities in the accompanying consolidated financial statements. Prior to March 2012, the carrying values of the embedded derivatives were adjusted to fair value at the end of each reporting period and the changes in fair value recognized in the statements of operations. The Class B conversion liabilities were settled upon the closing of the Company's IPO in March 2012. The following is a summary of the changes in the carrying value of the Class B conversion liability (in thousands):

Balance — October 2, 2010	$ —
Estimated fair value upon issuance	41,641
Change in estimated fair value	39,737
Balance — September 30, 2011	81,378
Change in estimated fair value	44,119
Payment of Class B preference	(60,000)
Reclassification upon conversion of Class B to common stock	(65,497)
Balance — September 28, 2012	$ —

18. STOCKHOLDERS' EQUITY

Special Dividend—On January 4, 2011, in connection with the Class B issuance, the Company declared and paid a special dividend of $80 million to Class A and common stockholders of record on that date, including $863,000 held in escrow pursuant to a merger in fiscal 2010. Dividends of $0.63 per share, $0.81 per share and $2.44 per share were payable to the record holders as of January 4, 2011 of the Company's Series A-1, Series A-2 and common stock, respectively, aggregating $80.0 million. Pursuant to the terms of an escrow agreement, $228,000 was reclaimed by the Company upon resolution of an indemnification claim against the escrow and the reclaim of certain shares of Series A-2 in fiscal year 2012.

Common Stock Warrants—In connection with the Class B issuance, the Company issued warrants to purchase 1,281,358 shares of common stock for $14.05 per share. The warrants expire December 21, 2020, or earlier as per the terms of the agreement, including immediately following consummation of a sale of all or substantially all assets or capital stock or other equity securities of the Company, including by merger, consolidation, recapitalization, or similar transactions. Prior to completion of the IPO in March 2012, the number of shares issuable upon exercise of the warrants were subject to potential increases pursuant to certain antidilution rights included in the agreements. Following completion of the IPO in March 2012, and pursuant to an investor rights agreement between the Company and the holders of the warrants, the holders of the warrants have the right in certain circumstances to require the Company to register the warrants or the underlying shares of common stock for resale under the Securities Act. The Company does not have a sufficient number of shares currently registered and available to satisfy the request for registration, if such is made. As of September 27, 2013, no exercise of the warrants had occurred and no request had been made to register the warrants or any underlying securities for resale by the holders.

The inclusion of antidilution rights and the subsequent registration rights result in the warrants being recorded outside stockholders' equity (deficit) and as a liability in accordance with authoritative accounting literature. The Company is recording the estimated fair values of the warrants as a long-term liability in the accompanying consolidated financial statements with changes in the estimated fair value being recorded in the accompanying statements of operations. The following is a summary of the activity of the warrant liability (in thousands):

Balance — September 30, 2011	$10,736
Change in estimated fair value	(3,175)
Balance — September 28, 2012	7,561
Change in estimated fair value	4,312
Balance — September 27, 2013	$11,873

On March 8, 2012, the Company's board of directors and stockholders approved a one-for-four reverse stock split of its common stock, which took effect on March 9, 2012. All share and per share amounts relating to the Company's common stock in these consolidated financial statements give effect to the reverse stock split for all periods presented.

19. RELATED-PARTY TRANSACTIONS

GaAs Labs, LLC (GaAs Labs), a stockholder and an affiliate of directors and majority stockholders John and Susan Ocampo, was formerly engaged to provide management services pursuant to an agreement entered into in fiscal year 2008 and amended in December 2010. Selling, general and administrative expenses for fiscal years 2012 and 2011 include $360,000, and 720,000, respectively, for such services. The agreement terminated by its terms concurrently with the closing of the IPO in March 2012.

In April 2012, the Company entered into an agreement with GaAs Labs whereby GaAs Labs pays the Company for administrative and business development services provided to GaAs Labs on a time and materials basis. There are no minimum service requirements or payment obligations and the agreement may be terminated by either party with 30 days notice. For fiscal years 2013 and 2012, the Company billed GaAs Labs $372,000 and $185,000, respectively, for services provided pursuant to this agreement and has recorded these amounts as other income in the accompanying consolidated statements of operations.

In February 2012, the Company entered into a design services agreement with Ubiquiti Networks, Inc. (Ubiquiti). Two of the Company's directors were also directors of Ubiquiti at such time. An affiliate of one of the directors is also an Ubiquiti stockholder. The agreement provides that the Company will provide engineering

services to Ubiquiti toward the development of an IC device. The agreement also provides that Ubiquiti will pay the Company up to $500,000 for such services based on milestone achievement and sets a unit price for any future production orders of such devices. Pursuant to the terms of the agreement, the Company recorded related revenue of $300,000 and $200,000, respectively, in fiscal years 2013 and 2012, respectively.

In fiscal year 2013, the Company purchased $65,000 of material from a GaAs Labs subsidiary and recorded revenue of $242,000 from sales of product to a privately-held company with a common director.

20. DIVESTITURES

In fiscal year 2011, the Company sold non-core assets representing two businesses to two separate acquirers, receiving cash proceeds aggregating $3.0 million. The Company has no continuing interests in either business. One sale resulted in a loss of $1.3 million and the other sale resulted in a gain of $1.6 million. The net gain arising from the divestitures is included in income from discontinued operations in the accompanying consolidated statement of operations for fiscal year 2011. The following is a summary of operating results in fiscal year 2011 related to the divested businesses (in thousands):

Revenue	$5,808
Income from discontinued operations before income taxes	$ 67
Gain on sale of assets, net	329
Income tax benefit	358
Income from discontinued operations, net	$ 754

21. EARNINGS PER SHARE

The following table set forth the computation for basic and diluted net income (loss) per share of common stock (in thousands, except per share data):

	Fiscal Years		
	2013	2012	2011
Numerator:			
Net income (loss) available to controlling interest	$27,311	$ (1,016)	$ (1,016)
Accretion to redemption value of redeemable convertible preferred stock	—	(2,616)	(4,236)
Dividends declared and paid or payable to preferred stockholders	—	—	(76,216)
Net income (loss) attributable to common stockholders	$27,311	$ (3,632)	$(81,468)
Dividends declared and paid to common stockholders	$ —	$ —	$ 3,784
Denominator:			
Weighted average common shares outstanding-basic	45,916	24,758	1,505
Dilutive effect of options and warrants	1,221	—	—
Weighted average common shares outstanding-diluted	47,137	24,758	1,505
Common stock earnings per share-basic:			
Distributed	$ —	$ —	$ 2.51
Undistributed	0.59	(0.15)	(54.13)
Net common stock earnings per share	$ 0.59	$ (0.15)	$ (51.62)
Common stock earnings per share-diluted:			
Distributed	$ —	$ —	$ 2.51
Undistributed	0.58	(0.15)	(54.13)
Net common stock earnings per share	$ 0.58	$ (0.15)	$ (51.62)

The following common equivalent shares were excluded from the calculation from net income per share as their inclusion would have been antidilutive (in thousands):

	Fiscal Years		
	2013	2012	2011
Stock options and restricted stock	—	1,821	3,042
Convertible preferred stock	—	17,733	—
Warrants	—	141	—
Total common stock equivalent shares excluded	—	19,695	3,042

The table above excludes 1.3 million shares of common stock for fiscal year 2011 issuable upon exercise of out-of-the money common stock warrants.

22. SUPPLEMENTAL CASH FLOW INFORMATION

The following is supplemental cash flow information regarding noncash investing and financing activities:

- As of September 27, 2013 and September 28, 2012 the Company had $2.4 million and $1.1 million, respectively, in unpaid amounts related to purchases of property and equipment and intangibles included in accounts payable and accrued liabilities. These amounts have been excluded from the payments for purchases of property and equipment until paid.
- In March 2012, upon completion of the IPO, all shares of convertible preferred stock converted into common stock. As a result, the carrying values immediately prior to the conversion of Series A-1 convertible preferred stock ($64.0 million), Series A-2 convertible preferred stock ($42.4 million), and Class B ($78.2 million) were reclassified to stockholders' equity, primarily as in additional paid-in capital. In addition, the carrying value of the Class B conversion liability immediately prior to conversion of the Class B ($125.5 million) was reclassified to additional paid-in capital.
- In fiscal year 2011, pursuant to the terms of an escrow agreement from a merger in fiscal 2010, the Company withheld the payment of $863,000 in dividends, which were either paid or forfeited in fiscal year 2012 pursuant to the terms of the arrangement.

23. GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

The Company has one reportable operating segment which designs, develops, manufactures and markets semiconductors and modules. The determination of the number of reportable operating segments is based on the chief operating decision maker's use of financial information for the purposes of assessing performance and making operating decisions. In evaluating financial performance and making operating decisions, the chief operating decision maker primarily uses consolidated net revenue, gross profit, and operating income (loss).

Information about the Company's operations in different geographic regions, based upon customer locations, is presented below (in thousands):

	Fiscal Years		
Revenue by Geographic Region	2013	2012	2011
United States	$186,025	$159,479	$166,176
International (1)	132,693	142,724	144,119
Total	$318,718	$302,203	$310,295

Long-Lived Assets by Geographic Region	As Of September 27, 2013	As Of September 28, 2012
United States	$25,054	$23,027
International (2)	6,509	7,182
Total	$31,563	$30,209

(1) No international countries represented greater than 10% of total revenue during the periods presented.
(2) No international country or region represented greater than 10% of the total net long-lived assets as of the dates presented, other than the Asia-Pacific region, which accounted for 12%.

The following is a summary of customer concentrations as a percentage of total sales and accounts receivable as of and for the periods presented:

Revenue	Fiscal Years 2013	2012	2011
Customer A	16%	18%	21%
Customer B	25%	16%	12%

Accounts Receivable	September 27, 2013	September 28, 2012
Customer A	18%	16%
Customer B	21%	18%

No other customer represented more than 10% of revenue or accounts receivable in the periods presented in the accompanying consolidated financial statements. In fiscal years 2013, 2012 and 2011, ten customers represented an aggregate of 59%, 55% and 61% of total revenue, respectively.

24. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Fiscal Year 2013					
Revenue	$75,014	$ 77,824	$82,225	$83,655	$318,718
Gross profit	32,265	33,861	36,293	37,280	139,699
Net income (1)	6,108	8,086	9,367	3,750	27,311
Per share data (2)					
Net income, basic	$ 0.13	$ 0.18	$ 0.20	$ 0.08	$ 0.59
Net income, diluted	$ 0.13	$ 0.17	$ 0.20	$ 0.08	$ 0.58
Fiscal Year 2012					
Revenue	$73,035	$ 77,480	$77,125	$74,563	$302,203
Gross profit	31,415	36,549	35,404	31,534	134,902
Net income (loss)	22,042	(53,561)	13,545	16,958	(1,016)
Per share data (2)					
Net income (loss), basic	$ 0.43	$ (8.02)	$ 0.30	$ 0.37	$ (0.15)
Net income (loss), diluted	$ 0.20	$ (8.02)	$ 0.29	$ 0.36	$ (0.15)

(1) The fourth quarter of fiscal year 2013 includes a litigation settlement of $7.3 million.
(2) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding and included common stock equivalents in each period. Therefore, the sums of the quarters do not necessarily equal the full year earnings per share.

25. SUBSEQUENT EVENTS

On November 5, 2013, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with Micro Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (Purchaser), and Mindspeed Technologies, Inc., a Delaware corporation (Mindspeed), pursuant to which the Company will acquire Mindspeed (the Mindspeed Acquisition). Mindspeed is a supplier of semiconductor solutions for communications infrastructure applications.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement on November 19, 2013, the Company and Purchaser commenced a cash tender offer (the Offer) to purchase all of the issued and outstanding shares of common stock, par value $0.01, of Mindspeed (the Shares) at a purchase price of $5.05 per share, net to the seller in cash, without interest, less any applicable withholding taxes. The Offer will expire at 12:00 midnight on December 17, 2013, unless it is extended. Upon completion of the Offer and subject to the terms and conditions of the Merger Agreement and Section 251(h) of the Delaware General Corporation Law, Purchaser will merge with and into Mindspeed (the Merger), with Mindspeed surviving as a wholly-owned subsidiary of the Company. The Company expects to fund the acquisition through the use of available cash and borrowings under its revolving credit facility. The purchase price is expected to be $272 million, excluding certain assumed liabilities and costs related to the acquisition.

The Offer and the Merger are subject to the satisfaction of certain closing conditions, including, among others, that (a) there is validly tendered (and not validly withdrawn) the number of Shares which, when added to any Shares owned by the Company or any of its subsidiaries, would represent at least a majority of the outstanding Shares of Mindspeed, (b) the waiting periods applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and similar foreign merger control laws have expired or terminated, and (c) other customary conditions as set forth in Annex A to the Merger Agreement have been satisfied or waived.

The Merger Agreement contains customary representations and warranties and covenants for a transaction of this nature, including covenants regarding the operation of the business of Mindspeed prior to the closing of the Merger. The Merger Agreement also contains certain termination rights for each of the Company and Mindspeed subject to the conditions set forth in the Merger Agreement, and in certain circumstances, Mindspeed may be required to pay the Company a termination fee of $9.5 million. In addition, a MACOM board member is employed by the financial adviser representing Mindspeed.

One of the Company's directors is a Managing Director of Morgan Stanley & Co., LLC (Morgan Stanley). Morgan Stanley served as a financial advisor to Mindspeed and provided a fairness opinion to Mindspeed's Board of Directors in connection with the Mindspeed Acquisition. At the commencement of the Company's interest in the Mindspeed Acquisition, Morgan Stanley informed the Company, and asked the Company to so inform its Board of Directors, that such director was a member of the Morgan Stanley team that would be providing financial advisory services to Mindspeed in connection with the Mindspeed Acquisition. As a result, such director was screened from all of the Company's processes and confidential information sent to the Company's Board of Directors regarding this transaction, and such director was recused and excluded from any discussions regarding, and from approval of, the Mindspeed Acquisition by the Company's Board of Directors. The Company understands that Morgan Stanley will be paid a fee by Mindspeed of approximately $5.4 million for its services, $100,000 of which was paid as a retainer fee, $500,000 of which has been earned but not yet paid upon the rendering of the opinion to Mindspeed and the remainder of which (approximately $4.8 million) is contingent upon the closing of the Merger.

On November 5, 2013, the Company entered into Amendment No. 1 to Amended and Restated Credit Agreement (the "Amendment") with the lenders party thereto and JPMorgan Chase Bank, N.A, as Administrative Agent for the lenders, pursuant to which the Company's revolving credit facility was amended to allow for certain indebtedness of Mindspeed to remain outstanding after the consummation of the Merger.

Between November 7, 2013 and November 20, 2013, eleven purported class action lawsuits were filed on behalf of Mindspeed stockholders against various defendants including Mindspeed, its directors, the Company, the Company's wholly-owned subsidiary, Micro Merger Sub, Inc., and unnamed "John Doe" defendants in connection with the proposed Merger. Those cases are captioned *Marchese v. Mindspeed Technologies, Inc., et al.*, Case No. 30-2013-00686181-CU-BT-CXC (Cal. Super. Ct., Orange Cnty., Nov. 7, 2013); *Iacobellis V. Decker, et al.*, Case No. 30-2013-00686796-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 7 2013); *Pogal v. Mindspeed Technologies, Inc., et al.*, Case No. 9076-VCN (Del. Ch. Ct. Nov. 12, 2013); *Hoffman v. Mindspeed Technologies, Inc., et al.*, Case No. 30-2013-00687029-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 12, 2013); *Swain v. Mindspeed Technologies, Inc., et al.*, Case No. 30-2013-00687498-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 12, 2013); *Miller v. Mindspeed Technologies, Inc., et al.*, Case No. 30-2013-00687951-CU-BT-CXC (Cal. Super. Ct., Orange Cnty., Nov. 13, 2013); *Durand v. Decker, et al.*, Case No. 9080 (Del. Ch. Ct. Nov. 14, 2013); *Tassa v. Mindspeed Technologies, Inc., et al.*, Case No. 9096 (Del. Ch. Ct. Nov. 15, 2013); *Feuerstein v. Mindspeed Technologies, Inc., et al.*, Case No. 9101 (Del. Ch. Ct. Nov. 18, 2013); *Hoffman v. Mindspeed Technologies, Inc., et al.*, Case No. 9105 (Del. Ch. Ct. Nov. 19, 2013); and *Vinciguerra v. Mindspeed Technologies, Inc., et al.*, Case No. 9107 (Del. Ch. Ct. Nov. 20, 2013). The complaints allege, generally, that the Mindspeed director defendants breached their fiduciary duties to Mindspeed stockholders, and that the other defendants aided and abetted such breaches, by seeking to sell Mindspeed through an allegedly defective process, for an unfair price, and on unfair terms. The lawsuits seek, among other things, equitable relief that would enjoin the consummation of the proposed merger, rescission of the proposed merger (to the extent the proposed merger has already been consummated), damages, and attorneys' fees and costs. The Company intends to defend the lawsuits vigorously. The Company does not expect that the ultimate cost to resolve these matters will have a material effect on the consolidated financial statements. The Company does not believe a risk of loss resulting from litigation is probable, nor is the Company able to estimate any reasonably possible range of loss.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our President and Chief Executive Officer and Senior Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Annual Report on Form 10-K. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our President and Chief Executive Officer and Senior Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 27, 2013.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles of the United States (GAAP). A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 27, 2013, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (1992). Based on that assessment, management concluded that our internal control over financial reporting was effective as of September 27, 2013.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies."

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended September 27, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item is incorporated herein by reference to our definitive proxy statement for the 2014 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 27, 2013.

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. We make available our code of business conduct and ethics free of charge through our website, which is located at www.macomtech.com. We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the SEC and the NASDAQ Global Select Market by posting any such amendment or waivers on our website and disclosing any such waivers in a Form 8-K filed with the SEC.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is incorporated herein by reference to our definitive proxy statement for the 2014 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 27, 2013.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item is incorporated herein by reference to our definitive proxy statement for the 2014 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 27, 2013.

Equity Compensation Plan Information

We have two equity compensation plans under which shares are currently authorized for issuance, our 2012 Omnibus Incentive Plan (2012 Plan) and our 2012 Employee Stock Purchase Plan (2012 ESPP). We also maintain our Amended and Restated 2009 Omnibus Incentive Plan (2009 Plan), however, no additional awards may be issued under the 2009 Plan. Each of our aforementioned plans were approved by our stockholders prior to our initial public offering in March 2012. The following table provides information regarding securities authorized for issuance as of September 27, 2013 under our equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	(b) Weighted-average exercise price of outstanding options, warrants and rights (1)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2)(3)(4)
Equity Compensation Plans Approved by Security Holders	841,310	$1.60	10,810,121
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	841,310	$1.60	10,810,121

1. Does not include 51,129,312 unvested shares outstanding as of September 27, 2013 in the form of restricted stock awards or restricted stock units under our 2009 Plan and 2012 Plan, which do not require the payment of any consideration by the recipients.

2. Reflects 1,055,688 restricted stock units granted and outstanding as of September 27, 2013.
3. The 2012 Plan contains an "evergreen" provision, pursuant to which the number of shares of our common stock available for issuance under the 2012 Plan can be increased on the first day of each fiscal year equal to the lesser of (a) 4.0% of our outstanding common stock on a fully diluted basis as of the end of our immediately preceding fiscal year, (b) 1.9 million shares of our common stock, and (c) a lesser amount determined by our board of directors; provided, however, that any shares from any increases in previous years that are not actually issued will continue to be available for issuance under the 2012 Plan.
4. The 2012 ESPP contains an "evergreen" provision, pursuant to which the number of shares of our common stock available for issuance under the 2012 ESPP can be increased on the first day of each fiscal year equal to the lesser of (a) 1.25% of our outstanding common stock on a fully diluted basis as of the end of our immediately preceding fiscal year, (b) 550,000 shares of our common stock, and (c) a lesser amount determined by our board of directors; provided, however, that any shares from any increases in previous years that are not actually issued will continue to be available for issuance under the 2012 ESPP.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item is incorporated herein by reference to our definitive proxy statement for the 2014 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 27, 2013.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item is incorporated herein by reference to our definitive proxy statement for the 2014 Annual Meeting of Stockholders to be filed with the SEC within 120 days after September 27, 2013.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) Financial Statements (included in Item 8 of this Annual Report on Form 10-K):

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 27, 2013 and September 28, 2012

Consolidated Statements of Operations for the Fiscal Years Ended September 27, 2013, September 28, 2012 and September 30, 2011

Consolidated Statements of Cash Flows for the Fiscal Years September 27, 2013, September 28, 2012 and September 30, 2011

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the Fiscal Years Ended September 27, 2013, September 28, 2012 and September 30, 2011

Notes to Consolidated Financial Statements

(b) Exhibits

The exhibits required by Item 601 of Regulation S-K are filed herewith and incorporated by reference herein.

Exhibit Number	Description
2.1	Purchase Agreement by and among Cobham Defense Electronic Systems Corporation, Lockman Electronic Holdings Limited and Kiwi Stone Acquisition Corp., dated as of March 30, 2009, as amended (incorporated by reference to Exhibit 2.1 to Amendment No. 3 to our Registration Statement on Form S-1 (File No. 333-175934) filed on October 21, 2011).
2.2	Agreement and Plan of Merger by and among M/A-COM Technology Solutions Inc., Optomai, Inc., Optomai Merger Sub, Inc. and the others parties named therein, dated April 7, 2011 (incorporated by reference to Exhibit 2.2 to Amendment No. 3 to our Registration Statement on Form S-1 (File No. 333-175934) filed on October 21, 2011).
2.3	Amendment No. 1 to Agreement and Plan of Merger by and among M/A-COM Technology Solutions Inc., Optomai, Inc., Optomai Merger Sub, Inc. and the other named parties therein, dated May 2, 2013 (incorporated by reference to our Quarterly Report on Form 10-Q filed on May 3, 2013).
2.4	Agreement and Plan of Merger by and among M/A-COM Technology Solutions Holdings, Inc., Micro Merger Sub, Inc. and Mindspeed Technologies, Inc., dated November 5, 2013 (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on November 5, 2013).
3.1	Fourth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to Amendment No. 6 to our Registration Statement on Form S-1 (File No. 333-175934) filed on February 28, 2012).
3.2	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 to Amendment No. 6 to our Registration Statement on Form S-1 (File No. 333-175934) filed on February 28, 2012).
4.1	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to our Registration Statement on Form S-1 (File No. 333-175934) filed on November 23, 2011).

4.2	Form of Common Stock Purchase Warrant issued on December 21, 2010 (incorporated by reference to Exhibit 4.3 our Registration Statement on Form S-1 (File No. 333-175934) filed on August 1, 2011).
4.3	Second Amended and Restated Investor Rights Agreement, dated February 28, 2012 (incorporated by reference to Exhibit 4.2 to Amendment No. 6 to our Registration Statement on Form S-1 (File No. 333-175934) filed on February 28, 2012).
4.4	First Amendment to the Second Amended and Restated Investor Rights Agreement, dated May 20, 2013 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form S-3 (File No. 333- 188728) filed on May 21, 2013).
10.1*	Form of Indemnification Agreement between M/A-COM Technology Solutions Holdings, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to our Registration Statement on Form S-1 (File No. 333-175934) filed on October 21, 2011).
10.2*	M/A-COM Technology Solution Holdings, Inc. Amended and Restated 2009 Omnibus Stock Plan, as amended (incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K filed on November 28, 2012).
10.3*	Form of Incentive Stock Option Agreement under the M/A-COM Technology Solutions Holdings, Inc. 2009 Omnibus Stock Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form S-1 (File No. 333-175934) filed on August 1, 2011).
10.4*	Form of Restricted Stock Agreement under the M/A-COM Technology Solutions Holdings, Inc. 2009 Omnibus Stock Plan (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form S-1 (File No. 333-175934) filed on August 1, 2011).
10.5*	M/A-COM Technology Solutions Holdings, Inc. 2012 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.5 to our Annual Report on Form 10-K filed on November 28, 2012).
10.6*	Form of Restricted Stock Unit Award Agreement Under 2012 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed on May 5, 2012).
10.7*	M/A-COM Technology Solutions Holdings, Inc. 2012 Employee Stock Purchase Plan as amended.
10.8*	Offer of Employment Letter to Conrad Gagnon, dated May 1, 2009, as amended (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form S-1 (File No. 333-175934) filed on August 1, 2011).
10.9*	Offer of Employment Letter to Michael Murphy, dated September 28, 2009, as amended (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form S-1 (File No. 333-175934) filed on August 1, 2011).
10.10*	Offer of Employment to John Croteau, dated September 6, 2012 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 7, 2012).
10.11	Third Amendment to Lease Agreement between Cobham Properties, Inc. and M/A-COM Technology Solutions Inc., dated October 4, 2012 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 11, 2012).
10.12	Lease Agreement between Cobham Properties, Inc. and M/A-COM Technology Solutions Inc., dated October 2, 2012 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on October 11, 2012).
10.13	Amended and Restated Credit Agreement by and among M/A-COM Technology Solutions Holdings, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and HSBC Bank USA, National Association, RBS Citizens, N.A., Bank of America, N.A. and TD Bank, N.A., as Co-Documentation Agents, dated September 26, 2013 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 30, 2013).

10.14	Amendment No. 1 to Amended and Restated Credit Agreement by and among M/A-COM Technology Solutions Holdings, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, dated November 5, 2013 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 5, 2013).
21.1	Subsidiaries of Registrant.
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of Principal Executive Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification of Principal Executive Officer and Principal Financial Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Schema Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document.

* Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 4, 2013

M/A-COM TECHNOLOGY
SOLUTIONS HOLDINGS, INC.
Registrant

By: /s/ John Croteau
John Croteau
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on December 4, 2013.

Signature and Title	Signature and Title
/s/ John Croteau John Croteau President and Chief Executive Officer Director (principal executive officer)	/s/ John Ocampo John Ocampo Chairman of the Board
/s/ Conrad R. Gagnon Conrad R. Gagnon Senior Vice President and Chief Financial Officer (principal accounting and financial officer)	/s/ Susan Ocampo Susan Ocampo Director
	/s/ Peter Chung Peter Chung Director
	/s/ Gil Van Lunsen Gil Van Lunsen Director
	/s/ Charles Bland Charles Bland Director
	/s/ Mark Edelstone Mark Edelstone Director